2008 ANNUAL REPORT



GLACIER BANCORP, INC.

Corporate Headquarters

49 Commons Loop
Kalispell, MT 59901-2679
(406) 756-4200

Board of Directors

Everit A. Sliter, Chairman
CPA/Jordahl & Sliter, PLLC and Chairman of Glacier Bank

Michael J. Blodnick
President/CEO of Glacier Bancorp, Inc. (the "Company")

James M. English
Attorney/English Law Firm and board member of Mountain West Bank

Allen J. Fetscher
Vice Chairman of First Security Bank of Missoula, President of Fetscher's Inc., Vice President of American Public Land Exchange Co. Inc., and owner of Associated Agency

Dallas I. Herron
CEO of CityServiceValcon, LLC

Jon W. Hippler
CEO of Mountain West Bank

Craig A. Langel
CPA/CVA, President of Langel & Associates, P.C., owner, CEO of CLC Restaurants, Inc. and board member of First Security Bank of Missoula

L. Peter Larson
Retired Chairman/CEO of American Timber Company

Douglas J. McBride OD, FAAO
Doctor of Optometry and board member of Western Security Bank

John W. Murdoch
Chairman of Murdoch's Ranch & Home Supply, LLC and board member of Big Sky Western Bank

Stock Listing

Glacier Bancorp, Inc.'s common stock trades on the NASDAQ Global Select Market under the symbol GBCI. There are approximately 2,032 shareholders of record of Glacier Bancorp, Inc. stock.

Stock Transfer Agent

American Stock Transfer & Trust Company

Investor Information

www.glacierbancorp.com

Corporate Officers

Michael J. Blodnick
President/CEO

Don J. Chery
EVP/Chief Administrative Officer

Ron J. Copher
SVP/CFO/Treasurer

LeeAnn Wardinsky
Secretary

Marcia L. Johnson
SVP/Operations

Barry L. Johnston
SVP/Credit Administration

Donald B. McCarthy
SVP/Controller

Mark D. MacMillan
SVP/Information Technology

Robin S. Roush
SVP/Human Resources

Ryan T. Screnar
SVP/Internal Audit

Douglas A. Daufel
VP/Internal Audit

Angela L. Dose
VP/Principal Accounting Officer

T.J. Frickle
VP/Enterprise-Wide Risk Management

James J. Joslin
VP/Internal Audit

April D. Kelso
VP/Compliance

Sam G. Mauch
VP/Information Security

Debra M. McGlone
VP/Internal Audit

Glenn G. Nelson
VP/Information Technology

Independent Registered Public Accountants

BKD LLP
1700 Lincoln Street Suite 1400
Denver, CO 80203

Legal Counsel

Christensen, Moore, Cockrell, Cummings & Axelberg, P.C.
145 Commons Loop, Suite 2A
Kalispell, MT 59901

Graham & Dunn PC
Pier 70, Suite 300
2801 Alaskan Way
Seattle, WA 98121-1128

Cover photo by: Douglass Dye
Saint Mary Lake, Glacier National Park, Montana

Subsidiary Bank Directors

Glacier Bank
Everit A. Sliter, Chairman
Dale G. Duff
Sean S. Frampton
Michael. J. Gwiazdon
Kristen Heck
Michael T. Henry
Marcia L. Johnson
Robert F. Leipheimer
David P. Meredith
Van Kirke Nelson, MD
Robert A. Nystuen
Sally Thompson

Mountain West Bank
Charles. R. Nipp, Chairman
Dennis Downer
Bradley E. Dugdale
James M. English
Thomas Gibson
Jon W. Hippler
Marcia L. Johnson
Stephen F. Meyer
J. Michael Patano
Don Shepherd
Steven C. Tester
Thomas K. Thilo, MD

First Security Bank of Missoula
Christopher B. Swartley, Chairman
John M. Bartos
William L. Bouchee
Scott M. Burke
Allen J. Fetscher
Harold J. Fraser
Michael Harrington
Marcia L. Johnson
Craig A. Langel
Walter Muralt
Dennis H. Toussaint
Stanford L. Zimet

Western Security Bank
John O. Weber, Chairman
Don J. Chery
Jerald D. Evenson
Lori A. Forseth, MD
William D. Honaker
Douglas J. McBride, OD
Matthew J. McDonnell
James D. Walker

1st Bank
Gerald L. Goulding, Chairman
Weston R. Barker
Timothy O. Beppler
Michael J. Blodnick
Christian N. Bunning
Kim Charles
Rudy Ellingford
Eddie O. Hunsaker
David D. Madia
David A. Rich
Brent Sanders
Michael Seppala

Big Sky Western Bank
Michael R. Scholz, Chairman
Douglas Alexander
Edward Brandt
Don J. Chery
Ardyce DeVries
Robyn L. Erlenbush
William Martel
Taylor Middleton
John W. Murdoch
Ron Ostermiller
Ronald W. Pike

Valley Bank of Helena
Kenneth V. Carpenter, MD, Chairman
Tanya M. Ask
Don J. Chery
Cary A. Hegreberg
Ronald S. Mercer
Bruce D. Mihelish
J. Andrew O'Neill
Robert J. Peccia
John P. Poston
Joseph F. Shevlin
Dr. Thomas J. Trebon

Citizens Community Bank
Alan E. Stanek, Chairman
Loren Azzola
Gary N. Blanchard
Michael J. Blodnick
Ralph G. Cottle
David Hermansen
H. Brent Hill
Thomas J. Holmes
W. James Johnston
William A. Knick
James E. Lee
Diana B. Lyon
James Windmiller

Bank of the San Juans
Thomas F. Melchior, Chairman
Thomas P. Berry
Michael J. Blodnick
Randy D. Burton
Arthur C. Chase, Jr.
James E. Rockelmann
Douglas Simonson

First Bank of Montana
William C. Spratt, Chairman
Alan R. Aldrich
Steven W. Balster
Don J. Chery
Dean M. Comes
Nellie Obrecht
Gregory A. Smith
Russel J. Spika
John R. Swanz

Stock and Dividend Information

2008 Cash Dividend Data

Quarter	Record Date	Payment Date	Share Amount
1	April 8, 2008	April 17, 2008	$0.13
2	July 8, 2008	July 17, 2008	$0.13
3	Oct 7, 2008	Oct 16, 2008	$0.13
4	Jan 13, 2009	Jan 22, 2009	$0.13

Anticipated Dividend Dates 2009 (*)

Quarter	Record Date	Payment Date
1	April 7, 2009	April 16, 2009
2	July 7, 2009	July 16, 2009
3	Oct 6, 2009	Oct 15, 2009
4	Jan 5, 2010	Jan 14, 2010

Anticipated Earnings 2009 (*)

Announcement Dates
April 23, 2009
July 23, 2009
October 22, 2009
January 28, 2010

(*) Subject to approval by the Board of Directors

Common Stock Price (1)

	2008	2007	2006	2005	2004	2003
High	$27.72	$25.39	$25.25	$22.33	$19.14	$14.08
Low	$14.12	$17.57	$18.55	$14.05	$12.59	$9.07
Close	$19.02	$18.74	$24.44	$20.03	$18.15	$13.85
Price/Earnings (2)	15.9	14.5	19.9	18.0	18.7	16.5

(1) Restated for stock dividends and stock splits.
(2) Based on closing stock price and basic earnings per share as of and for the year ended December 31.

Ten-year Dividend History

Year	Cash Dividends Declared (1)	Stock Dividends/Splits	Distribution Date of Stock Dividends/Splits
1999	$0.23	10% Stock Dividend	May 27, 1999
2000	$0.23	10% Stock Dividend	May 25, 2000
2001	$0.23	None	None
2002	$0.26	None	None
2003	$0.32	10% Stock Dividend	May 22, 2003
2004	$0.36	5 for 4 stock split	May 20, 2004
2005	$0.40	5 for 4 stock split	May 26, 2005
2006	$0.45	3 for 2 stock split	December 14, 2006
2007	$0.50	None	None
2008	$0.52	None	None

(1) Restated for stock dividends and stock splits.

Ten-year compound annual dividend growth rate is 12.5%.

Ten-year compound total return is 12.3%.

Shareholders may reinvest their dividends and make additional cash purchases of Glacier Bancorp, Inc. common stock by participating in the company's dividend reinvestment plan. Please call American Stock Transfer & Trust Company 1-877-390-3076 for information and to request a prospectus.

Stock Performance Graph

The following graphs compare the yearly cumulative total return of the GBCI common stock over both a five-year and ten-year measurement period with the yearly cumulative total return on the stocks included in (i) the Russell 2000 Index, and (ii) the SNL Bank Index comprised of banks or bank holding companies with total assets between $1 billion and $5 billion (iii) the SNL Bank Index comprised of banks or bank holding companies with total assets between $5 billion and $10 billion. All of these cumulative returns are computed assuming the reinvestment of dividends at the frequency with which dividends were paid during the applicable years.



Total Return Performance
Glacier Bancorp, Inc.
Russell 2000
SNL Bank $1B-$5B
SNL Bank $5B-$10B
Index Value
200
175
150
125
100
75
50
12/31/03
12/31/04
12/30/05
12/29/06
12/31/07
12/31/08



Total Return Performance
Glacier Bancorp, Inc.
Russell 2000
SNL Bank $1B-$5B
SNL Bank $5B-$10B
Index Value
550
450
350
250
150
50
12/31/98
12/31/99
12/29/00
12/31/01
12/31/02
12/31/03
12/31/04
12/30/05
12/29/06
12/31/07
12/31/08

Summary of Operations and Selected Financial Data

(dollars in thousands, except per share data)	At December 31, 2008	2007	2006	2005	2004	Compounded Annual Growth Rate 1-Year 2008/2007	5-Year 2008/2003
Summary of Financial Condition:							
Total assets $	**5,553,970**	4,817,330	4,471,298	3,708,975	3,013,213	**15.3%**	15.2%
Investment securities, available for sale	**990,092**	700,324	825,637	970,055	1,086,929	**41.4%**	(2.1%)
Loans receivable, net	**4,053,454**	3,557,122	3,165,524	2,397,187	1,701,805	**14.0%**	23.2%
Allowance for loan and lease losses	**(76,739)**	(54,413)	(49,259)	(38,655)	(26,492)	**41.0%**	26.2%
Intangibles	**159,765**	154,264	144,466	87,114	42,315	**3.6%**	30.1%
Deposits	**3,262,475**	3,184,478	3,207,533	2,534,712	1,729,708	**2.4%**	15.3%
Advances from Federal Home Loan Bank	**338,456**	538,949	307,522	402,191	818,933	**(37.2%)**	(15.3%)
Securities sold under agreements to repurchase and other borrowed funds	**1,110,731**	401,621	338,986	317,222	81,215	**176.6%**	76.4%
Stockholders' equity	**676,940**	528,576	456,143	333,239	270,184	**28.1%**	23.3%
Equity per common share*	**11.04**	9.85	8.72	6.91	5.87	**12.1%**	16.1%
Equity as a percentage of total assets	**12.19%**	10.97%	10.20%	8.98%	8.97%	**11.1%**	7.0%

(dollars in thousands, except per share data)	Years ended December 31, 2008	2007	2006	2005	2004	Compounded Annual Growth Rate 1-Year 2008/2007	5-Year 2008/2003
Summary of Operations:							
Interest income $	**302,985**	304,760	253,326	189,985	147,285	**(0.6%)**	18.3%
Interest expense	**90,372**	121,291	95,038	59,978	39,892	**(25.5%)**	18.6%
Net interest income	**212,613**	183,469	158,288	130,007	107,393	**15.9%**	18.1%
Provision for loan losses	**28,480**	6,680	5,192	6,023	4,195	**326.3%**	49.5%
Non-interest income	**61,034**	64,818	51,842	44,626	34,565	**(5.8%)**	12.7%
Non-interest expense	**145,909**	137,917	112,550	90,926	72,133	**5.8%**	17.2%
Earnings before income taxes	**99,258**	103,690	92,388	77,684	65,630	**(4.3%)**	12.1%
Income taxes	**33,601**	35,087	31,257	25,311	21,014	**(4.2%)**	13.1%
Net earnings	**65,657**	68,603	61,131	52,373	44,616	**(4.3%)**	11.6%
Basic earnings per common share*	**1.20**	1.29	1.23	1.12	0.97	**(7.0%)**	7.4%
Diluted earnings per common share*	**1.19**	1.28	1.21	1.09	0.96	**(7.0%)**	7.5%
Dividends declared per share*	**0.52**	0.50	0.45	0.40	0.36	**4.0%**	10.2%

Ratios:	At or for the years ended December 31, 2008	2007	2006	2005	2004
Net earnings as a percent of					
average assets	**1.31%**	1.49%	1.52%	1.52%	1.54%
average stockholders' equity	**11.63%**	13.82%	16.00%	17.62%	17.61%
Dividend payout ratio	**43.33%**	38.76%	36.59%	35.93%	37.36%
Average equity to average asset ratio	**11.23%**	10.78%	9.52%	8.61%	8.75%
Net interest margin on average earning assets (tax equivalent)	**4.70%**	4.50%	4.44%	4.25%	4.18%
Allowance for loan and lease losses as a percent of loans	**1.86%**	1.51%	1.53%	1.59%	1.53%
Allowance for loan and lease losses as a percent of nonperforming assets	**91%**	409%	554%	383%	276%

(dollars in thousands)	At or for the years ended December 31, 2008	2007	2006	2005	2004
Other Data:					
Loans originated and purchased $	**2,456,749**	2,576,260	2,389,341	2,113,777	1,543,595
Loans serviced for others $	**181,351**	177,173	177,518	145,279	174,805
Number of full time equivalent employees	**1,571**	1,480	1,356	1,125	857
Number of offices	**98**	94	93	75	58
Number of shareholders of record	**2,032**	1,992	1,973	1,907	1,784

*revised for stock splits and dividends

Net Earnings


$65,000
$55,000
$45,000
$35,000
$25,000
$44,616
$52,373
$61,131
$68,603
$65,657
2004
2005
2006
2007
2008

Diluted Earnings Per Share


$1.30
$1.10
$0.90
$0.70
$0.50
$0.96
$1.09
$1.21
$1.28
$1.19
2004
2005
2006
2007
2008

Equity Per Common Share


$11.00
$9.00
$7.00
$5.00
$3.00
$5.87
$6.91
$8.72
$9.85
$11.04
2004
2005
2006
2007
2008

Return on Average Equity


18.00%
15.00%
12.00%
9.00%
6.00%
17.61%
17.62%
16.00%
13.82%
11.63%
2004
2005
2006
2007
2008

Return on Average Assets


1.60%
1.45%
1.30%
1.15%
1.00%
1.54%
1.52%
1.52%
1.49%
1.31%
2004
2005
2006
2007
2008

Dividends Declared per Common Share


$0.50
$0.40
$0.30
$0.20
$0.36
$0.40
$0.45
$0.50
$0.52
2004
2005
2006
2007
2008

Total Assets



$5,500,000
$4,500,000
$3,500,000
$2,500,000
$1,500,000
$3,013,213
$3,708,975
$4,471,298
$4,817,330
$5,553,970
2004
2005
2006
2007
2008

Net Loans



$4,500,000
$3,500,000
$2,500,000
$1,500,000
$500,000
$1,701,805
$2,397,187
$3,165,524
$3,557,122
$4,053,454
2004
2005
2006
2007
2008

Deposits



$3,500,000
$2,500,000
$1,500,000
$500,000
$1,729,708
$2,534,712
$3,207,533
$3,184,478
$3,262,475
2004
2005
2006
2007
2008

Loan Allocation



Installment & Other 17%
Commercial 63%
Real Estate 20%

Funding Sources



FHLB Advances 7%
Repos & Other Funds 7%
Demand Deposits 15%
FRB discount window 19%
Now 11%
CD's 19%
Savings 6%
Money Market 16%

Commercial Loan Mix



Agriculture 4%
SBA 2%
Other 2%
Commercial & Industrial 19%
Commercial Real Estate 73%

LETTER TO SHAREHOLDERS

Dear Shareholder,

2008 will be remembered as the year that forever changed the banking landscape in this country as the industry faced one of the most challenging economic periods of the post war era. Since World War II, this nation and the banking industry have faced numerous financial crises, most of which were short-lived and the economy rebounded quickly. This current crisis looks to be different and ultimately could produce long lasting structural, behavioral and regulatory changes few thought probable just a short time ago. Who would have ever imagined that in the span of twelve months some of the nation's largest financial institutions, companies such as Wachovia and Washington Mutual, would no longer exist as separate entities; Fannie Mae and Freddie Mac would require the federal government's intervention to remain viable; and other household names like Countrywide Financial and Merrill Lynch would be acquired and other firms, notably Lehman Brothers, would be allowed to fail?

What started out as a subprime mortgage problem quickly escalated into crises that threatened our entire economic system. Throughout this financial turmoil, there has been a tidal wave of government initiatives and regulatory actions. Unprecedented steps were taken to unfreeze illiquid markets and inject capital into the system in an attempt to stabilize the financial markets and the banking industry. To date these efforts have achieved varied results as the banking industry and the economy in general continue to face challenges of historic proportions. These are difficult times. In the words of Edward R Murrow "difficulty is the excuse history never accepts." Somehow we have to break the psychological meltdown that has gripped this country by restoring confidence back in our financial system and begin to move this economy forward again. Collectively we can and will find a way through these difficult times. We always do; and hopefully this industry and our country will be better and stronger as a result of the struggle.

Operating in the most difficult market environment in decades, your Company attained a level of performance that we can be both proud of and thankful for. Each year we set high expectations for this Company and most years we attain and realize those goals. Unfortunately, this past year we fell short on several of these initiatives and did not produce the type of results we planned or expected. Earnings growth, always one of our key objectives, did not meet our expectations. However, considering the depth and nature of these tumultuous and unprecedented times for the banking industry, this may have been our best effort ever. The 1700 staff and directors of Glacier Bancorp did a remarkable job. They went above and beyond everything that was asked of them. They are dedicated, hard-working and committed to the success of this Company and you, our shareholders. Collectively they accomplished far more than was probable or anticipated.

Your Company achieved earnings this past year of $65.7 million, 4% less than last year. Diluted earnings per share of $1.19 was a decrease of 7% over the prior year and over the last five years we have produced diluted earnings per share growth at a compounded annual growth rate of 7.5%. Regrettably, this is the second year in a row we did not hit our diluted earnings per share growth target of 10%. Nonetheless, in a year that saw the banking industry hemorrhage from massive losses, especially in the fourth quarter of the year, our profitability ratios were fortunately among the best in the industry. In fact, Glacier Bancorp ranked in the 94th percentile among our peers in pre-tax net operating income last year. In turn the market rewarded us by pushing our stock price 1.5% higher for the year. By comparison the SNL Bank index of all publicly traded banks stocks was down 46%, this after 2007, when the average bank stock declined an additional 25%.

For the second straight year, financial stocks were among the worst performing sectors in the market. Early 2009 has provided little relief as banks' stock prices continue to take it on the chin, trading down over 50% since the beginning of the year. Your Company has again fared much better; nevertheless, our stock price is also down over 20% so far this year. Until we can remove the uncertainty and concerns regarding credit quality, capital adequacy, liquidity and other market risks currently plaguing the banking industry, investors are going to continue to shy away from owning and purchasing bank stocks. Some recent signs are beginning to emerge that foster some hope the actions taken by the various government agencies are showing signs of progress. Again, if confidence can be restored in this country's financial system, it may provide the jolt this economy needs to get itself back on track.

Although earnings were a disappointment in 2008 and our stock price not where we want to see it, I don't want to minimize the many positive developments and encouraging trends that also took place throughout the year. Growth in earning assets, continued diversification of our geographic footprint, an expanding net interest margin, an increasing capital base and all-time record pre-tax, pre loan loss provision revenues were some of the more noteworthy accomplishments.

The Company grew its asset base by 15%, which exceeded our projections for the year. Excluding acquisitions, our organic asset growth was a robust 12%, again eclipsing the 8% growth target we established at the beginning of the year. Although we experienced excellent organic growth last year, it was exciting to expand our footprint with the addition of Bank of the San Juans in Durango Colorado. With the completion of this transaction, we inherited a talented staff and management team that together produced outstanding growth in earnings and assets while maintaining high credit quality. The Durango market has a solid economic base including energy, higher education and tourism which are similar characteristics of our existing markets. As a highly desirable place to live, we believe the demographic trends of high net worth retirees will continue to find the area attractive. This was our initial entry into the state of Colorado; hopefully from this solid base, the doors will open to additional strategic opportunities.

Loan growth also was stronger than what was expected, increasing by 14% for the year far, surpassing the 7% that was predicted. This is truly impressive considering how relentless the media has been in trying to convince the public that banks have stopped lending. They contended the credit markets had seized up and banks were either unwilling or unable to make credit available in order to meet the needs of borrowers. Nothing could have been further from the truth. We were more than willing and, as our numbers demonstrate, able to meet the needs of qualified borrowers, both new and existing. In addition, whether it was the rhetoric of a 24/7 media cycle, or the chaos that encased the credit markets, last year a couple of notable benefits emerged. For the first time in years the opportunity existed to command better pricing and terms on the loans originated. We also observed a number of national lenders exited certain types of business and credit lines and in some cases, from our markets entirely. This not only reduced competition, it gave us a great chance to pick up some very good customers.

For the first time in nearly four years, we once again initiated the purchase of investment securities, taking advantage of what we determined was a disconnect between how and where these securities were priced versus their true economic value. Most of the purchases were municipal bonds. We believe we added securities of high quality to the portfolio, with extremely attractive tax equivalent yields which should serve us well into the future. This initiative was another key component this past year in the growth of our net interest margin.

Without a doubt the greatest accomplishment in 2008 was the unexpected increase to our net interest margin. Our forecast for the year had the margin coming under increased pressure as interest rates continued to move lower and the yield curve flattened. Fortunately our banks either didn't read the forecast or paid little or no attention to the prediction. They instead went out and did a terrific job of managing their balance sheets by reducing their funding costs while maintaining, for the most part, the yield on their earning assets. Given the circumstances last year where most banks saw substantial reduction in their net interest margin, this was no small feat. Yet, it provided significant upside benefits for our Company. For the year net interest income increased 16%, allowing our net interest margin on a tax equivalent basis for the year to expand by 20 basis points to 4.70%, the highest level attained this decade. In addition, our net interest margin continued to trend upward in the fourth quarter margin reaching the peak for the year at 4.81%. It is hard to imagine with interest rates at all time lows that we could produce much further improvement to our net interest margin, at least in the near term. However, hopefully our net interest margin will hold at, or near, where it is currently. We expect interest rates this year, especially on the short end of the yield curve, to remain range bound and not move off of their existing historic lows. Any significant movement would probably come from longer rates moving higher, producing a steeper yield curve which should help keep our margin from compressing.

One of the greatest obstacles facing banks today is the lack of, and access to capital. Last year one of the traditional mechanisms for raising capital (i.e. issuance of trust preferred stock) ceased to exist, or came at such a punitive cost it made it impossible to justify. Three years ago the board of directors of Glacier Bancorp decided upon a strategic shift in our use and deployment of capital. We determined at that time the best course of action for your Company was to build adequate capital to assure we would have the strength and stability to weather what looked to be a deteriorating climate for banks. In hindsight this may have been one of the most insightful decisions the board could have made. By mid-2008 our capital position had reached levels that were near the top of the industry and began to open up a wide array of opportunities. In order to take advantage of these opportunities and not deplete the capital we had worked so hard to generate it was determined, in the best interest of the Company, to explore the possibility of raising additional capital by doing an equity offering. Given the market turmoil at that time, we knew this would be a monumental task. With some luck and the attraction of a track record of consistent performance over many years, we successfully completed the stock offering and raised nearly $100 million of additional capital. This brought our total risk based capital ratio to nearly 16% and our tangible common equity to nearly 10%, making your Company one of the most strongly capitalized banking companies in the country. We believe this solid capital base will do two things: first, it will continue to allow us to explore strategic initiatives such as targeted acquisitions, deposit and asset purchases and organic balance sheet growth. Second, it provides a safeguard against current and future losses in case the economy continues to deteriorate or the credit markets continue to slide downhill. As the business and credit cycles continue to expand and contract, additional capital initiatives may be necessary to position your Company for continued growth. As always, our ultimate goal is to optimize the capital you have entrusted to us in order to maximize shareholder value.

In October, the U.S Department of the Treasury announced the Capital Purchase Program (CPP) under the Troubled Asset Relief Program (TARP). For many banks, it provided the access to capital that was unavailable through traditional means. However, after analyzing the TARP and receiving notification of approval, we chose not to participate. There were a number of reasons that led to our decision not to take part in the program. First and foremost as stated above, our capital ratios were already among the highest in the industry. Second, it did not solve the tangible common equity concern. We believe investors currently favor common equity as a higher form of capital than a debt issue in the form of preferred stock. Third, we did not want to subject ourselves to the cost of ongoing mandatory dividend payments to the government. The expense of an after-tax dividend on the preferred stock, plus the additional common stock warrants to be issued, were more expensive than we felt comfortable paying. Next, we could never get comfortable with what additional demands would be placed on those who took TARP funds. On this particular point, it appears our reservations were well-founded as additional restrictions are being placed on participants. And finally TARP, we suggested at best, was a bridge with a limited duration that would require capital to be raised in the future without government assistance. Consequently, we did not believe participation in TARP would serve the best long-term interests of our shareholders or create additional value for the Company.

In other areas our results last year were at best mixed. Asset quality is arguably the single biggest challenge facing our industry today. Last year as the economy continued to deteriorate, the quality of our loan portfolio came under increased stress. By year-end our non-performing assets reached a level we had not seen in over ten years, with the majority of our problem credits centered in the area of residential construction and land development loans. Fortunately most of the markets within our geographic footprint, with the exception of Boise, Idaho, did not experience the surge in residential construction as other parts of the West did and the price of homes have held their value better in these Rocky Mountain states. Nonetheless, the volume of sales for both homes and developed lots has declined precipitously in nearly all of our markets. This continues to put increased economic pressure on our builders and developers. As we continue to manage through the worst housing market swoon since the Great Depression, we expect our banks to remain acutely aware and vigilant of problems within their loan portfolio. Although we have weathered this crisis in reasonably good shape to date; our non performers at 1.46% of assets is clearly a concern and has each of the banks' complete attention and focus as we work through this credit crisis. So far the other segments of the loan portfolio have not displayed unusual signs of stress. However, we are taking nothing for granted. The banks will continue to monitor and review all loan types to make sure they are performing as agreed and, if not, take the appropriate steps to deal with the issue. We want to avoid any surprises if at all possible.

Early last year we began to take steps to protect the Company from the credit crisis we saw unfolding. Increasing our Allowance for Loan and Lease Loss (ALLL) was mandatory to stay ahead of the expected credit issues. In 2008 we committed over $28 million to the loan loss reserve, a significant increase and over four times more than we had ever provided before. We determined this type of action was necessary based on the deteriorating housing market, the weakening in consumer spending and the uncertainty as to the length and breadth of the recession. By taking a proactive approach, our reserve for loan loss is now at an all time high and along with our strong capital base, provides us with greater resources to handle future write downs and charge offs of problem credits.

In addition, our loan loss provision covered our net charge offs by three times last year. One goal we have consistently set for the Company each year was to keep our net charge offs at .15% or less. Unfortunately, we did not meet this goal in 2008. Net charge offs instead ended the year at .23%; however, this also was less than one third of the average of our bank peer group. Again, considering the current credit environment and the state of the economy, I thought the banks did a fantastic job of minimizing charge offs. It will be a much more daunting task this coming year to produce this same kind of success, yet our earnings, loan loss reserve and capital position provide us with substantial capacity and the ability to navigate through this credit storm.

This past year the number of non-government assisted merger and acquisitions dropped dramatically. Although sellers were prevalent, the traditional acquirers remained on the sidelines due to depressed stock prices, the currency used to structure deals, and in many cases capital ratios too low to withstand the additional leverage. Again, fortunately our stock price has held up remarkably well. Also, our capital strength, especially after the successful capital raise, has enabled us to entertain a variety of options throughout the Rocky Mountain region, the area identified as the best strategic fit for the Company. Currently there is no shortage of possibilities to consider. Nonetheless, we intend to approach each one cautiously to make sure it is in the best interest of the Company and will create shareholder value now and in the future.

In addition to the announcement and completion of the transaction with Bank of the San Juans, we recently announced the addition of First National Bank and Trust headquartered in Powell, Wyoming. When the transaction is completed on or around May 1, it will mark the third Wyoming bank to have joined the Glacier family. Like Bank of the San Juans, we are excited to add First National to our growing Company. We believe both will create immediate value for our shareholders and expect them to produce strong results going forward.

Patience and discipline have served us well over the past 15 years in our pursuit of strategic opportunities. For us it has never been about the number of transactions that get done or the size of the deal. In fact, by adding smaller banks at a structured and well-defined pace, we believe this reduces exposure to the multitude of risks that come with integrating mergers and acquisitions. Instead, we focus on whether it makes good common sense and if it will be a logical fit for both us and the merger partner. Are they committed to the community banking model we have built and the conservative culture we promote? If so, we believe they will not regret becoming a part of Glacier. However, I have said repeatedly, some of the best M & A transactions were the ones that never got done. We are not always going to be the best option for some banks and vice a versa.

2009 marks our 25th year as a public company. During the past quarter century, the only constant has been change. Glacier Bancorp has persevered through past recessions and tough times and we will make it through this current downturn. We have also enjoyed and benefitted from good times when the banking industry prospered and served our nation well. We must, and I believe we will, restore the public's trust and confidence in this industry once again.

In 1984, the year of our initial public offering, your Company was comprised of one Montana bank with eight offices and 86 employees. Total assets back then were $135 million with stockholders equity of $10 million. We produced a very respectable (for that time period) return on average assets of .87%. For those of us who have been part of the Company this entire time, it would have been incomprehensible back then to ever imagine the growth and success we have enjoyed the past 25 years. With the addition of First National Bank and Trust, there will now be 11 separate community banks that make up Glacier Bancorp, conducting business in six states, through over 100 offices and 1700 great employees. We are quickly approaching $6 billion in assets with $677 million of stockholders equity and last year, in the most difficult period for banks as any we have seen in our period as a public company, achieved a return on average assets of 1.31%. Yet, what we are most proud of is the value we have created for our shareholders. A $10,000 investment in Glacier Bancorp back in 1984 at year end was worth $656,000 and, in addition, we paid out $154,000 in cash dividends. This equates to a compounded total return of 19% over that time. In addition, our compounded earnings per share grew at 12% and we produced 15% growth in compounded cash dividends. Of course there are no guarantees for the future and whether we can produce this same level of results over the next 25 years remains to be seen. However, you have every employee and directors' assurance we will do everything in our power to keep your Company moving forward in a safe, sound and prosperous manner.

We have been fortunate to operate in a part of the country that continues to see above average population and economic growth, especially over the past ten years. This momentum has slowed recently. However, longer term I think these markets will once again prove to be very attractive. With an abundance of natural resources, a quality of life that is unmatched and a highly educated and skilled work force, a better economy with greater opportunities lies ahead.

In addition to good markets, I have stated numerous times in the past that our model of operating separate independent community banks distinguishes us from most other banking companies and has been the cornerstone to our long-term consistent performance. Never have we been more confident that this model works and can generate superior results than in this current crisis. The large supermarket financial institutions are broken and in desperate need of downsizing and restructuring. Many are so large and so complex they cannot be effectively managed or regulated. By keeping things simple and understandable, staying close to our customers and communities, the future for community banks has never been brighter. There is a saying I believe to be particularly pertinent to our family of banks today, "people don't care how much you know, until they know how much you care." Now more than ever exists an opportunity for straight forward community banking to make significant gains in recapturing market share and to take a leadership role in guiding our country out of this economic malaise and restoring people's confidence back in banks. We believe if our Banks continue to emphasize personal service and a community bank look and feel for our customers, we will continue to enjoy great success for the next 25 years.

Although 2009 looks to be another very challenging year for banks, I believe it will also be the year the economy and our industry begins to see the storm clouds dissipate. Offsetting the current bleak economic backdrop has been an unprecedented level of policy responses that have led to some improvement in credit markets. However, until home prices bottom out, unemployment stops rising and faith is restored in the stock market, consumers confidence will wane. None of this will start to take place until banks in this country are stabilized and confidence restored.

This year our plan is basic blocking and tackling. Working to improve on the basics of what we do, generate core deposits and make good quality loans. We think it will be a good year for us in the area of M & A, but again we have no intentions of pursuing deals that don't make sense or don't meet our long term objectives for quality and pricing. De novo branching activity will slow compared to the last three or four years as it becomes increasingly difficult for us to justify new branch locations after the wave of bank branches built the past ten years. In March, our new "state of the art" data center will open. This not only gives us the room and capacity to continue to grow our franchise, it will also allow us to take advantage of new technological initiatives hampered in the past by space constraints. With asset quality the number one concern among banks, this year our plans include providing and allocating all the resources necessary to work through our existing and any new loan problems. And most important, we plan on maintaining our capital levels at historic highs as a safety net against any future unforeseen problems or continued disruption in the economy.

Last year we expected difficult times ahead, but no one imagined the type of global economic tsunami that took place. Yet, our people more than met the challenge. No, it was not another record earnings year, but their overall performance was record setting. They continue to personify a can do attitude no matter how trying the circumstances. They accomplished much and I want to thank each and every one of them for their effort. They produced remarkable results.

Finally, to you our shareholders, it has been a tough couple of years for bank stocks and yet we have made it through in very good shape. Thank you for your support through these tumultuous times. It will get better, prosperous times will return and we plan to continue delivering extraordinary results for another 25 years.

Sincerely,

Michael J. Blodnick
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
COMMISSION FILE 000-18911

GLACIER BANCORP, INC.

MONTANA	81-0519541
(State of Incorporation)	(IRS Employer Identification Number)

49 Commons Loop, Kalispell, MT 59901
(Address of Principal Office)

Registrant's telephone number, including area code: (406) 756-4200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $01 par value per share	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. _X_ Yes __No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. __Yes _X_No

Indicate by check mark whether the registrant (i) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (ii) has been subject to such filing requirements for the past 90 days. _X_ Yes __ No

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined by Exchange Act Rule 12b-2).
_X_ Large accelerated filer ____ Accelerated filer ____ Non-accelerated filer ____ Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ____ Yes _X_ No

The aggregate market value of the voting common equity held by non-affiliates of the Registrant at June 30, 2008 (the last business day of the most recent second quarter), was $834,252,010 (based on the average bid and ask price as quoted on the NASDAQ Global Select Market at the close of business on that date).

As of February 13, 2009, there were issued and outstanding 61,498,694 shares of the Registrant's common stock. No preferred shares are issued or outstanding.

Document Incorporated by Reference
Portions of the 2009 Annual Meeting Proxy Statement dated March 27, 2009 are incorporated by reference into Part III of this Form 10-K.

GLACIER BANCORP, INC.
FORM 10-K ANNUAL REPORT
For the year ended December 31, 2008

TABLE OF CONTENTS

PART I.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and Form 10-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about management's plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "should," "projects," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations in the forward-looking statements, including those set forth in this Annual Report and Form 10-K, or the documents incorporated by reference:

- the risks associated with lending and potential adverse changes in credit quality;
- increased loan delinquency rates;
- the risks presented by a continued economic slowdown, which could adversely affect credit quality, loan collateral values, investment values, liquidity levels, and loan originations;
- changes in market interest rates, which could adversely affect our net interest income and profitability;
- legislative or regulatory changes that adversely affect our business or our ability to complete pending or prospective future acquisitions;
- costs or difficulties related to the integration of acquisitions;
- reduced demand for banking products and services;
- the risks presented by public stock market volatility, which could adversely affect the Company's stock value and the ability to raise capital in the future;
- competition from other financial services companies in our markets; and
- the Company's success in managing risks involved in the foregoing.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Risk Factors in Item 1A. Please take into account that forward-looking statements speak only as of the date of this Annual Report and Form 10K or documents incorporated by reference. The Company does not undertake any obligation to publicly correct or update any forward-looking statement if we later become aware that it is not likely to be achieved.

Item 1. Business

GENERAL DEVELOPMENT OF BUSINESS

Glacier Bancorp, Inc. headquartered in Kalispell, Montana (the "Company"), is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation originally incorporated in 1990. The Company is a regional multi-bank holding company providing commercial banking services from 98 banking offices in Montana, Idaho, Wyoming, Colorado, Utah and Washington. The Company offers a wide range of banking products and services, including transaction and savings deposits, commercial, consumer, and real estate loans, mortgage origination services, and retail brokerage services. The Company serves individuals, small to medium-sized businesses, community organizations and public entities.

Subsidiaries

The Company includes the parent holding and the following sixteen subsidiaries which consists of eleven bank subsidiaries and five trust subsidiaries.

Bank Subsidiaries

Montana
Glacier Bank ("Glacier") founded in 1955
First Security Bank of Missoula ("First Security") founded in 1973
Western Security Bank ("Western") founded in 2001
Big Sky Western Bank ("Big Sky") founded in 1990
Valley Bank of Helena ("Valley") founded in 1978
First Bank of Montana ("First Bank-MT") founded in 1924

Idaho
Mountain West Bank ("Mountain West") founded in 1993
Citizens Community Bank ("Citizens") founded in 1996

Colorado
Bank of the San Juans ("San Juans") founded in 1998

Wyoming
1st Bank ("1st Bank") founded in 1989

Utah
First National Bank of Morgan ("Morgan") founded in 1903

Trust Subsidiaries
Glacier Capital Trust II ("Glacier Trust II")
Glacier Capital Trust III ("Glacier Trust III")
Glacier Capital Trust IV ("Glacier Trust IV")
Citizens (ID) Statutory Trust I ("Citizens Trust I")
Bank of the San Juans Bancorporation Trust I ("San Juans Trust I")

The Company formed or acquired San Juans Trust I, Glacier Trust IV, Glacier Trust III, Citizens Trust I, and Glacier Trust II as financing subsidiaries on December 1, 2008, August 15, 2006, January 31, 2006, April 1, 2005, and March 24, 2004, respectively. The trusts were formed for the purpose of issuing trust preferred securities and, in accordance with Financial Accounting Standards Board ("FASB") Interpretation 46(R), the subsidiaries are not consolidated into the Company's financial statements. The preferred securities entitle the shareholder to receive cumulative cash distributions from payments on Subordinated Debentures of the Company. For additional information regarding the Subordinated Debentures, see Note 10 to the Consolidated Financial Statements in "Item 8 - Financial Statements and Supplementary Data."

On April 30, 2008, Glacier Bank of Whitefish ("Whitefish") merged into Glacier resulting in operations conducted under the Glacier charter. Prior period activity of Whitefish was combined and included in Glacier's historical results. The merger was accounted for as a combination of two wholly-owned subsidiaries without purchase accounting.

On February 1, 2009, Morgan merged into 1st Bank resulting in operations being conducted under the 1st Bank charter. Prior period activity of Morgan has been combined and included in 1st Bank's historical results. The merger has been accounted for as a combination of two wholly-owned subsidiaries without purchase accounting.

The Company provides full service brokerage services (selling products such as stocks, bonds, mutual funds, limited partnerships, annuities and other insurance products) through Raymond James Financial Services, a non-affiliated company. The Company shares in the commissions generated, without devoting significant management and staff time to this portion of the business.

Recent and Pending Acquisitions

The Company's strategy has been to profitably grow its business through internal growth and selective acquisitions. The Company continues to look for profitable expansion opportunities in existing markets and new markets in the Rocky Mountain states. During the last five years, the Company has completed the following acquisitions: On December 1, 2008, Bank of the San Juans Bancorporation and its subsidiary, Bank of the San Juans, was acquired by the Company. On April 30, 2007, North Side State Bank in Rock Springs, Wyoming was acquired and became a branch of 1st Bank. On October 1, 2006, Citizens Development Company ("CDC") and its five banking subsidiaries located across Montana were acquired by the Company. On September 1, 2006, Morgan and its one branch office in Mountain Green, Utah was acquired. On October 31, 2005, First State Bank of Thompson Falls, Montana was acquired and its two branches were merged into First Security. On May 20, 2005, Zions National Bank branch office in Bonners Ferry, Idaho was acquired and became a branch of Mountain West. On April 1, 2005, Citizens Bank Holding Co. and its bank subsidiary Citizens Community Bank in Pocatello, Idaho were acquired. On February 28, 2005, First National Bank-West Co. and its bank subsidiary 1st Bank in Evanston, Wyoming were acquired.

On February 9, 2009, a definitive agreement to acquire First Company and its subsidiary First National Bank & Trust, a community bank based in Powell, Wyoming was announced. First National Bank & Trust has three branch locations in Powell, Cody, and Lovell, Wyoming. As of December 31, 2008, First National Bank & Trust had total assets of $282 million. Upon completion of the transaction, which is subject to regulatory approval and other customary conditions of closing, First National Bank & Trust will become a wholly-owned subsidiary of the Company.

FDIC, FHLB and FRB

The Federal Deposit Insurance Corporation ("FDIC") insures each bank subsidiary's deposit accounts. All bank subsidiaries, except San Juans are members of the Federal Home Loan Bank ("FHLB") of Seattle and San Juans is a member of the FHLB of Topeka, which are two of twelve banks which comprise the FHLB System. All subsidiaries, with the exception of Mountain West, Citizens and San Juans, are members of the Federal Reserve Bank ("FRB").

Bank Locations at December 31, 2008

The following is a list of the Parent and bank subsidiaries main office locations as of December 31, 2008. See "Item 2. Properties."

Glacier Bancorp, Inc.	49 Commons Loop, Kalispell, MT 59901	(406) 756-4200
Glacier	202 Main Street, Kalispell, MT 59901	(406) 756-4200
Mountain West	125 Ironwood Drive, Coeur d'Alene, Idaho 83814	(208) 765-0284
First Security	1704 Dearborn, Missoula, MT 59801	(406) 728-3115
Western	2812 1st Avenue North, Billings, MT 59101	(406) 371-8258
1st Bank	1001 Main Street, Evanston, WY 82930	(307) 789-3864
Big Sky	4150 Valley Commons, Bozeman, MT, 59718	(406) 587-2922
Valley	3030 North Montana Avenue, Helena, MT 59601	(406) 495-2400
Citizens	280 South Arthur, Pocatello, ID 83204	(208) 232-5373
San Juans	144 East Eighth Street, Durango, CO 81301	(970) 247-1818
First Bank-MT	224 West Main, Lewistown, MT 59457	(406) 538-7471
Morgan	120 North State, Morgan, UT 84050	(801) 829-3402

FINANCIAL INFORMATION ABOUT SEGMENTS

The following abbreviated organizational chart illustrates the various existing parent and subsidiary relationships at December 31, 2008:


Glacier Bancorp, Inc.
(Parent Holding Company)
Glacier Bank
(MT Community Bank)
Mountain West Bank
(ID Community Bank)
First Security Bank
of Missoula
(MT Community Bank)
Western Security Bank
(MT Community Bank)
1st Bank
(WY Community Bank)
Big Sky
Western Bank
(MT Community Bank)
Valley Bank
of Helena
(MT Community Bank)
Citizens Community Bank
(ID Community Bank)
Bank of the
San Juans
(CO Community Bank)
First Bank of Montana
(MT Community Bank)
First National Bank
of Morgan
(UT Community Bank)
Glacier Capital Trust II
Glacier Capital Trust III
Glacier Capital Trust IV
Citizens (ID) Statutory
Trust I
San Juans Trust I

For information regarding the parent, separate from the subsidiaries, see "Item 7 - Management's Discussion & Analysis" and Note 16 to the Consolidated Financial Statements in "Item 8 - Financial Statements and Supplementary Data."

The business of the Company's banking subsidiaries (collectively referred to hereafter as the "Banks") consists primarily of attracting deposit accounts from the general public and originating commercial, residential, installment and other loans. The Banks' principal sources of revenue are interest on loans, loan origination fees, fees on deposit accounts and interest and dividends on investment securities. The principal sources of expenses are interest on deposits, FHLB advances, repurchase agreements, subordinated debentures, and other borrowings, as well as general and administrative expenses.

Business Segment Results

The Company defines operating segments and evaluates segment performance internally based on individual bank charters. The following schedule provides selected financial data for the Company's operating segments. Centrally provided services to the bank subsidiaries are allocated based on estimated usage of those services. The operating segment identified as "Other" includes limited partnership interests that operate residential rental real estate properties which have been allocated low income housing tax credits. Intersegment revenues primarily represents interest income on intercompany borrowings, management fees, and data processing fees received by individual banks or the parent company. Intersegment revenues, expenses, assets, and liabilities are eliminated in order to report results in accordance with accounting principles generally accepted in the United States of America.

On April 30, 2008, Whitefish was merged into Glacier with operations conducted under the Glacier charter. The five subsidiaries acquired as a result of the acquisition of CDC included Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively. On June 21, 2007, Western Bank of Chinook was merged into First National Bank of Lewistown and renamed First Bank of Montana. Prior period activity of the merged banks has been combined and included in the remaining bank subsidiaries' historical results.

(Dollars in thousands)	Glacier			Mountain West			First Security		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Condensed Income Statements									
Net interest income	52,900	40,270	36,679	45,614	41,115	36,133	34,212	32,674	30,366
Noninterest income	13,926	13,473	11,857	20,353	19,861	16,442	6,987	6,844	5,351
Total revenues	66,826	53,743	48,536	65,967	60,976	52,575	41,199	39,518	35,717
Provision for loan and lease losses	(8,825)	(1,580)	(1,080)	(11,150)	(2,225)	(1,500)	(1,750)	(1,100)	(600)
Core deposit intangible expense	(392)	(415)	(286)	(196)	(208)	(219)	(511)	(554)	(383)
Other noninterest expense	(27,074)	(25,231)	(22,064)	(41,922)	(36,745)	(31,057)	(17,128)	(17,295)	(15,149)
Pretax earnings	30,535	26,517	25,106	12,699	21,798	19,799	21,810	20,569	19,585
Income tax expense	(10,910)	(9,294)	(8,516)	(3,628)	(7,701)	(6,163)	(7,282)	(7,027)	(6,303)
Net income	19,625	17,223	16,590	9,071	14,097	13,636	14,528	13,542	13,282
Average Balance Sheet Data									
Total assets	1,165,234	1,032,420	934,608	1,105,761	966,955	843,438	862,203	812,554	761,947
Total loans	938,824	797,705	677,580	897,841	774,784	634,745	561,554	550,179	503,415
Total deposits	546,569	610,869	588,979	662,505	693,768	622,937	536,400	553,923	490,277
Stockholders' equity	124,163	111,191	93,011	120,606	109,378	89,651	113,653	107,503	91,023
End of Year Balance Sheet Data									
Total assets	1,250,774	1,101,112	989,496	1,226,869	1,038,294	918,985	954,218	792,882	829,796
Loans, net of ALLL	963,107	863,253	741,089	955,486	836,426	701,390	561,980	548,682	537,382
Total deposits	609,473	579,190	612,461	680,404	666,330	693,323	545,199	533,260	547,711
Stockholders' equity	129,890	115,247	104,762	124,881	114,538	98,954	116,856	109,320	102,912
Performance Ratios									
Return on average assets	1.68%	1.67%	1.78%	0.82%	1.46%	1.62%	1.68%	1.67%	1.74%
Return on average equity	15.81%	15.49%	17.84%	7.52%	12.89%	15.21%	12.78%	12.60%	14.59%
Efficiency ratio	41.10%	47.72%	46.05%	63.85%	60.60%	59.49%	42.81%	45.17%	43.49%
Regulatory Capital Ratios & Other									
Tier 1 risk-based capital ratio	11.31%	10.75%	11.12%	10.62%	10.45%	10.39%	14.29%	13.67%	13.58%
Total risk-based capital ratio	12.57%	11.92%	12.27%	11.88%	11.67%	11.56%	15.55%	14.92%	14.84%
Leverage capital ratio	9.79%	9.62%	9.43%	8.68%	9.01%	8.52%	11.31%	11.11%	10.47%
Full time equivalent employees	283	274	241	393	354	304	178	181	162
Locations	17	16	17	29	30	25	12	12	13

(Dollars in thousands)	Western			1st Bank			Big Sky		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Condensed Income Statements									
Net interest income	20,739	19,069	16,299	19,526	16,861	11,525	15,595	12,610	12,054
Noninterest income	3,200	8,792	5,645	3,877	3,399	2,939	3,608	3,583	2,781
Total revenues	23,939	27,861	21,944	23,403	20,260	14,464	19,203	16,193	14,835
Provision for loan and lease losses	(540)	-	-	(1,675)	(585)	(300)	(2,200)	(645)	(305)
Core deposit intangible expense	(623)	(675)	(329)	(571)	(531)	(408)	(23)	(23)	(23)
Other noninterest expense	(16,071)	(15,972)	(11,748)	(11,505)	(10,490)	(8,153)	(7,390)	(7,220)	(6,561)
Pretax earnings	6,705	11,214	9,867	9,652	8,654	5,603	9,590	8,305	7,946
Income tax expense	(1,818)	(4,129)	(1,797)	(3,325)	(3,157)	(2,358)	(3,587)	(3,144)	(2,703)
Net income	4,887	7,085	8,070	6,327	5,497	3,245	6,003	5,161	5,243
Average Balance Sheet Data									
Total assets	566,176	544,888	467,996	466,412	416,012	305,340	325,976	286,537	274,077
Total loans	347,075	322,845	274,394	256,679	207,429	133,541	283,512	239,919	216,530
Total deposits	342,793	373,682	297,780	344,931	333,524	237,589	180,860	215,784	201,930
Stockholders' equity	83,915	85,581	58,869	67,184	59,476	42,308	38,220	33,833	29,259
End of Year Balance Sheet Data									
Total assets	609,678	508,729	591,378	466,774	456,273	324,560	332,325	315,885	274,888
Loans, net of ALLL	354,199	321,533	364,899	259,639	246,478	152,197	287,394	262,934	218,482
Total deposits	357,729	345,273	395,245	347,346	365,906	255,834	179,834	215,771	223,605
Stockholders' equity	83,843	83,226	82,764	71,558	67,003	43,911	40,384	35,406	31,282
Performance Ratios									
Return on average assets	0.86%	1.30%	1.72%	1.36%	1.32%	1.06%	1.84%	1.80%	1.91%
Return on average equity	5.82%	8.28%	13.71%	9.42%	9.24%	7.67%	15.71%	15.25%	17.92%
Efficiency ratio	69.74%	59.75%	55.04%	51.60%	54.40%	59.19%	38.60%	44.73%	44.38%
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	13.26%	14.22%	15.12%	12.58%	11.27%	10.24%	11.89%	11.04%	11.50%
Total risk-based capital ratio	14.52%	15.48%	16.39%	13.83%	12.50%	11.49%	13.15%	12.29%	12.75%
Leverage capital ratio	10.71%	11.18%	11.55%	8.08%	7.41%	6.50%	11.62%	11.17%	10.76%
Full time equivalent employees	161	161	115	123	127	94	83	82	78
Locations	8	8	11	9	8	7	5	5	5

(Dollars in thousands)	Valley			Citizens			San Juans		
	2008	2007	2006	2008	2007	2006	2008 (1)	2007	2006
Condensed Income Statements									
Net interest income	12,764	10,680	9,893	7,676	7,532	8,247	575	-	-
Noninterest income	4,542	4,655	3,938	2,855	2,550	2,161	85	-	-
Total revenues	17,306	15,335	13,831	10,531	10,082	10,408	660	-	-
Provision for loan and lease losses	(810)	(405)	(485)	(750)	(75)	(900)	(53)	-	-
Core deposit intangible expense	(42)	(42)	(43)	(128)	(146)	(164)	(19)	-	-
Other noninterest expense	(8,684)	(8,222)	(7,649)	(6,407)	(6,102)	(5,898)	(397)	-	-
Pretax earnings	7,770	6,666	5,654	3,246	3,759	3,446	191	-	-
Income tax (expense) benefit	(2,251)	(1,955)	(1,626)	(1,092)	(1,403)	(1,507)	(75)	-	-
Net income	5,519	4,711	4,028	2,154	2,356	1,939	116	-	-
Average Balance Sheet Data									
Total assets	302,241	277,076	261,959	201,258	178,994	159,576	12,983	-	-
Total loans	199,844	191,494	167,735	143,946	134,353	130,232	12,172	-	-
Total deposits	186,004	189,547	185,475	136,997	137,861	120,464	11,292	-	-
Stockholders' equity	29,487	25,951	23,166	28,137	26,888	24,420	1,171	-	-
End of Year Balance Sheet Data									
Total assets	297,875	282,643	269,442	217,697	182,769	172,517	165,784	-	-
Loans, net of ALLL	196,262	195,682	177,507	159,412	131,988	137,779	142,114	-	-
Total deposits	185,505	187,657	183,233	135,970	139,228	128,317	143,056	-	-
Stockholders' equity	31,483	27,323	24,247	29,110	27,808	25,549	21,207	-	-
Performance Ratios									
Return on average assets	1.83%	1.70%	1.54%	1.07%	1.32%	1.22%	0.89%	-	-
Return on average equity	18.72%	18.15%	17.39%	7.66%	8.76%	7.94%	9.91%	-	-
Efficiency ratio	50.42%	53.89%	55.61%	62.05%	61.97%	58.24%	63.03%	-	-
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	13.65%	11.68%	11.21%	10.84%	11.92%	10.53%	9.26%	-	-
Total risk-based capital ratio	14.91%	12.93%	12.46%	12.10%	13.17%	11.78%	10.51%	-	-
Leverage capital ratio	9.11%	9.03%	8.14%	9.46%	10.10%	9.81%	9.66%	-	-
Full time equivalent employees	83	80	77	63	61	55	31	-	-
Locations	6	6	6	5	5	5	3	-	-

(1) The average balance sheet data is based on daily averages for the entire year, with San Juans being acquired December 1, 2008.

(Dollars in thousands)	First Bank - MT			Morgan			Parent		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Condensed Income Statements									
Net interest income	6,676	6,308	1,580	3,169	3,274	1,090	(6,762)	(6,859)	(5,505)
Noninterest income	768	736	200	851	813	318	83,891	84,025	77,026
Total revenues	7,444	7,044	1,780	4,020	4,087	1,408	77,129	77,166	71,521
Provision for loan and lease losses	(390)	(20)	-	(337)	(45)	(22)	-	-	-
Core deposit intangible expense	(405)	(451)	(115)	(141)	(157)	(54)	-	-	-
Other noninterest expense	(3,083)	(3,426)	(691)	(2,638)	(2,525)	(651)	(13,424)	(13,006)	(10,688)
Pretax earnings	3,566	3,147	974	904	1,360	681	63,705	64,160	60,833
Income tax (expense) benefit	(1,279)	(1,395)	(334)	(306)	(325)	(248)	1,952	4,443	298
Net income	2,287	1,752	640	598	1,035	433	65,657	68,603	61,131
Average Balance Sheet Data									
Total assets	152,354	142,401	36,768	97,176	94,437	31,734	689,132	619,391	479,860
Total loans	109,706	98,402	23,860	58,328	47,972	15,028	-	-	-
Total deposits	109,067	107,491	29,487	71,242	72,776	24,729	-	-	-
Stockholders' equity	28,172	26,557	6,202	20,764	20,466	6,873	564,785	496,393	382,095
End of Year Balance Sheet Data									
Total assets	154,645	149,483	148,097	100,095	95,054	95,991	814,883	660,892	586,412
Loans, net of ALLL	114,177	98,897	90,595	60,731	52,322	45,302	-	-	-
Total deposits	113,531	113,692	116,512	70,885	73,375	75,348	-	-	-
Stockholders' equity	29,329	26,941	25,766	23,642	20,520	20,308	676,940	528,576	456,143
Performance Ratios									
Return on average assets	1.50%	1.23%	1.74%	0.62%	1.10%	1.36%			
Return on average equity	8.12%	6.60%	10.32%	2.88%	5.06%	6.30%			
Efficiency ratio	46.86%	55.04%	45.28%	69.13%	65.62%	50.07%			
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio	11.70%	10.79%	10.88%	17.39%	14.10%	15.63%			
Total risk-based capital ratio	12.95%	12.04%	12.14%	18.64%	15.35%	16.88%			
Leverage capital ratio	10.17%	9.26%	9.01%	13.23%	10.41%	10.29%			
Full time equivalent employees	37	35	122	25	26	23	111	99	85
Locations	2	2	2	2	2	2			

(Dollars in thousands)	Other			Eliminations			Consolidation		
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Condensed Income Statements									
Net interest income	(71)	(65)	(73)	-	-	-	212,613	183,469	158,288
Noninterest income	248	224	229	(84,157)	(84,137)	(77,045)	61,034	64,818	51,842
Total revenues	177	159	156	(84,157)	(84,137)	(77,045)	273,647	248,287	210,130
Provision for loan and lease losses	-	-	-	-	-	-	(28,480)	(6,680)	(5,192)
Core deposit intangible expense	-	-	-	-	-	-	(3,051)	(3,202)	(2,024)
Other noninterest expense	(204)	(192)	(270)	13,069	11,711	10,053	(142,858)	(134,715)	(110,526)
Pretax earnings	(27)	(33)	(114)	(71,088)	(72,426)	(66,992)	99,258	103,690	92,388
Income tax (expense) benefit	-	-	-	-	-	-	(33,601)	(35,087)	(31,257)
Net income	(27)	(33)	(114)	(71,088)	(72,426)	(66,992)	65,657	68,603	61,131
Average Balance Sheet Data									
Total assets	3,362	3,401	3,390	(920,865)	(768,984)	(545,605)	5,029,403	4,606,082	4,015,088
Total loans	-	-	-	(1,060)	(4,755)	(4,535)	3,808,421	3,360,327	2,772,525
Total deposits	-	-	-	(28,155)	(23,470)	(20,017)	3,100,505	3,265,755	2,779,630
Stockholders' equity	1,592	1,630	1,681	(657,064)	(608,454)	(466,463)	564,785	496,393	382,095
End of Year Balance Sheet Data									
Total assets	3,341	3,385	3,452	(1,040,988)	(770,071)	(733,716)	5,553,970	4,817,330	4,471,298
Loans, net of ALLL	-	-	-	(1,047)	(1,073)	(1,098)	4,053,454	3,557,122	3,165,524
Total deposits	-	-	-	(106,457)	(35,204)	(24,056)	3,262,475	3,184,478	3,207,533
Stockholders' equity	1,577	1,605	1,648	(703,760)	(628,937)	(562,103)	676,940	528,576	456,143
Performance Ratios									
Return on average assets							1.31%	1.49%	1.52%
Return on average equity							11.63%	13.82%	16.00%
Efficiency ratio							53.32%	55.55%	53.56%
Regulatory Capital Ratios & Other									
Tier I risk-based capital ratio							14.30%	12.17%	12.10%
Total risk-based capital ratio							15.55%	13.42%	13.35%
Leverage capital ratio							12.38%	10.48%	9.77%
Full time equivalent employees							1571	1480	1356
Locations							98	94	93

Internet Access
Copies of the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the Company's website (www.glacierbancorp.com) as soon as reasonably practicable after the Company has filed the material with, or furnished it to, the Securities and Exchange Commission ("SEC"). Copies can also be obtained by accessing the SEC's website (www.sec.gov).

Market Area
The Company has 98 locations, of which 6 are loan or administration offices, in 33 counties within 6 states including Montana, Idaho, Wyoming, Colorado, Utah, and Washington. The Company has 50 offices that serve northwest and west central Montana. In Idaho there are 29 locations serving southeast, northern and south central Idaho. In Wyoming there are 9 locations concentrated in southwest Wyoming. In Utah there are 4 locations. In Washington there are 3 locations. In Colorado there are 3 locations.

The market area's economic base primarily focuses on tourism, construction, manufacturing, service industry, and health care. The tourism industry is highly influenced by two national parks, several ski resorts, large lakes, and rural scenic areas. Construction development is a result of the high population growth that has occurred in the market areas, in particular Idaho and western Montana.

Competition
Based on the FDIC summary of deposits survey as of June 30, 2008, the Company has approximately 19 percent of the total FDIC insured deposits in the 13 counties that it services in Montana. In Idaho, the Company has approximately 6 percent of the deposits in the 9 counties that it services. In Wyoming, 1st Bank has 22 percent of the deposits in the 4 counties it services. In Colorado, San Juans has 10 percent of the deposits in the 2 counties it serves.

There are a large number of depository institutions including savings banks, commercial banks, and credit unions in the counties in which the Company has offices. The Banks, like other depository institutions, are operating in a rapidly changing environment. Non-depository financial service institutions, primarily in the securities and insurance industries, have become competitors for retail savings and investment funds. Mortgage banking/brokerage firms are actively competing for residential mortgage business. In addition to offering competitive interest rates, the principal methods used by banking institutions to attract deposits include the offering of a variety of services including on-line banking and convenient office locations and business hours. The primary factors in competing for loans are interest rates and rate adjustment provisions, loan maturities, loan fees, and the quality of service to borrowers and brokers.

Average Balance Sheet

The following three-year schedule provides (i) the total dollar amount of interest and dividend income of the Company for earning assets and the resultant average yield; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest and dividend income; (iv) interest rate spread; and (v) net interest margin, return on average assets and return on average equity.

AVERAGE BALANCE SHEET	For the year ended 12-31-08			For the year ended 12-31-07			For the year ended 12-31-06		
(Dollars in Thousands)	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate	Average Balance	Interest and Dividends	Average Yield/ Rate
ASSETS									
Residential First Mortgage	$ 746,135	51,166	6.86%	$ 798,841	59,664	7.47%	$ 702,530	52,219	7.43%
Commercial Loans	2,390,990	165,119	6.91%	1,957,252	157,644	8.05%	1,550,481	119,215	7.69%
Consumer and Other Loans	671,296	47,725	7.11%	604,234	48,105	7.96%	519,514	40,284	7.75%
Total Loans	3,808,421	264,010	6.93%	3,360,327	265,413	7.90%	2,772,525	211,718	7.64%
Tax-exempt Investment Securities (1)	282,884	13,901	4.91%	272,042	13,427	4.94%	282,883	13,901	4.91%
Taxable Investment Securities	555,955	25,074	4.51%	574,913	25,920	4.51%	652,176	27,707	4.25%
Total Earning Assets	4,647,260	302,985	6.52%	4,207,282	304,760	7.24%	3,707,584	253,326	6.83%
Goodwill and Intangibles	152,822			149,934			102,789		
Non-Earning Assets	229,321			248,866			204,715		
TOTAL ASSETS	$ 5,029,403			$ 4,606,082			$ 4,015,088		
LIABILITIES									
NOW Accounts	$ 467,374	3,014	0.64%	$ 461,341	4,708	1.02%	$ 389,042	2,976	0.77%
Savings Accounts	272,673	1,865	0.68%	268,175	2,679	1.00%	243,333	2,336	0.96%
Money Market Demand Accounts	760,599	17,234	2.27%	754,995	27,248	3.61%	584,467	18,043	3.09%
Certificate Accounts	860,780	32,899	3.82%	1,000,797	46,824	4.68%	860,092	34,792	4.05%
Advances from FHLB	566,933	15,355	2.71%	382,243	18,897	4.94%	487,112	20,460	4.20%
Securities Sold Under agreements to Reprchase and Other Borrowed Funds	752,958	20,005	2.66%	412,237	20,935	5.08%	329,787	16,431	4.98%
Total Interest Bearing Liabilities	3,681,317	90,372	2.46%	3,279,788	121,291	3.70%	2,893,833	95,038	3.28%
Non-interest Bearing Deposits	739,079			781,447			702,696		
Other Liabilities	44,222			48,454			36,464		
Total Liabilities	4,464,618			4,109,689			3,632,993		
STOCKHOLDERS' EQUITY									
Common Stock	548			532			497		
Paid-In Capital	393,158			361,003			291,015		
Retained Earnings	171,385			132,352			90,624		
Accumulated Other Comprehensive (Loss) Income	(306)			2,506			(41)		
Total Stockholders' Equity	564,785			496,393			382,095		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 5,029,403			$ 4,606,082			$ 4,015,088		
Net Interest Income		$ 212,613			$ 183,469			$ 158,288	
Net Interest Spread			4.06%			3.54%			3.55%
Net Interest Margin			4.58%			4.36%			4.27%
Net Interest Margin (Tax Equivalent)			4.70%			4.50%			4.44%
Return on Average Assets (2)			1.31%			1.49%			1.52%
Return on Average Equity (3)			11.63%			13.82%			16.00%

(1) Without tax effect on non-taxable securities income of $6,155,000, $5,944,000 and $6,154,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

(2) Net income divided by average total assets

(3) Net income divided by average equity

Rate/Volume Analysis
Net interest income can be evaluated from the perspective of relative dollars of change in each period. Interest income and interest expense, which are the components of net interest income, are shown in the following table on the basis of the amount of any increases (or decreases) attributable to changes in the dollar levels of the Company's interest-earning assets and interest-bearing liabilities ("Volume") and the yields earned and rates paid on such assets and liabilities ("Rate"). The change in interest income and interest expense attributable to changes in both volume and rates has been allocated proportionately to the change due to volume and the change due to rate.

Net interest income increased $29 million in 2008 over 2007. The increase was primarily due to increases in loan volumes and decrease in deposit and borrowing rates which combined outpaced the decrease in loan rates. For additional information see "Item 7 - Management's Discussion and Analysis".

(dollars in thousands)	Years Ended December 31, 2008 vs. 2007			Years Ended December 31, 2007 vs. 2006		
	Increase (Decrease) due to:			Increase (Decrease) due to:		
Interest Income	Volume	Rate	Net	Volume	Rate	Net
Real Estate Loans	$ (3,936)	$ (4,562)	$ (8,498)	$ 7,159	$ 286	$ 7,445
Commercial Loans	34,934	(27,459)	7,475	31,276	7,153	38,429
Consumer and Other Loans	5,339	(5,719)	(380)	6,570	1,251	7,821
Investment Securities	(377)	5	(372)	(3,920)	1,659	(2,261)
Total Interest Income	35,960	(37,735)	(1,775)	41,085	10,349	51,434
Interest Expense						
NOW Accounts	62	(1,756)	(1,694)	553	1,179	1,732
Savings Accounts	45	(860)	(815)	238	105	343
Money Market Accounts	202	(10,215)	(10,013)	5,264	3,941	9,205
Certificate Accounts	(6,551)	(7,374)	(13,925)	5,692	6,340	12,032
FHLB Advances	9,131	(12,673)	(3,542)	(4,405)	2,842	(1,563)
Other Borrowings and Repurchase Agreements	17,303	(18,233)	(930)	4,109	395	4,504
Total Interest Expense	20,192	(51,111)	(30,919)	11,451	14,802	26,253
Net Interest Income	$ 15,768	$ 13,376	$ 29,144	$ 29,634	$ (4,453)	$ 25,181

INVESTMENT ACTIVITIES

It has generally been the Company's policy to maintain a liquid portfolio above policy limits because higher yields can generally be obtained from loan originations than from short-term deposits and investment securities. Liquidity levels may be increased or decreased depending upon yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future.

The Company's investment securities are generally classified as available for sale and are carried at estimated fair value with unrealized gains or losses, net of tax, reflected as an adjustment to stockholders' equity. The Company uses the federal statutory rate of 35 percent in calculating its tax equivalent yield. Approximately $418 million of the investment portfolio is comprised of tax exempt investments which is an increase of $148 million from the prior year.

For information about the Company's equity investment in the stock of the FHLB, see "Sources of Funds – Advances and Other Borrowings".

For additional information, see "Item 7 - Management's Discussion & Analysis" and Note 3 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

LENDING ACTIVITY

General

The Banks focus their lending activity primarily on the following types of loans: 1) first-mortgage, conventional loans secured by residential properties, particularly single-family, 2) installment lending for consumer purposes (e.g., auto, home equity, etc.), and 3) commercial lending that concentrates on targeted businesses. "Item 7 - Management's Discussion & Analysis" and Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" contain more information about the loan portfolio.

Loan Portfolio Composition

The following table summarizes the Company's loan portfolio:

(dollars in thousands) TYPE OF LOAN	At 12/31/2008		At 12/31/2007		At 12/31/2006		At 12/31/2005		At 12/31/2004	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real Estate Loans:										
Residential first mortgage	$786,869	19.41%	$689,238	19.38%	$758,921	23.97%	$589,260	24.58%	$382,750	22.49%
Held for sale	$54,976	1.36%	$40,123	1.13%	$35,135	1.11%	$22,540	0.94%	$14,476	0.85%
Total	$841,845	20.77%	$729,361	20.51%	$794,056	25.08%	$611,800	25.52%	$397,226	23.34%
Commercial Loans:										
Real estate	$1,935,341	47.74%	$1,617,076	45.46%	$1,165,617	36.83%	$935,460	39.02%	$639,732	37.60%
Other commercial	$645,033	15.91%	$636,351	17.89%	$691,667	21.85%	$425,236	17.74%	$353,305	20.76%
Total	$2,580,374	63.65%	$2,253,427	63.35%	$1,857,284	58.68%	$1,360,696	56.76%	$993,037	58.36%
Consumer and Other Loans:										
Consumer	$208,166	5.14%	$206,724	5.81%	$218,640	6.91%	$175,503	7.32%	$95,663	5.62%
Home equity	$507,831	12.53%	$432,217	12.15%	$356,477	11.26%	$295,992	12.35%	$248,684	14.61%
Total	$715,997	17.67%	$638,941	17.96%	$575,117	18.17%	$471,495	19.67%	$344,347	20.23%
Net deferred loan fees, premiums and discounts	($8,023)	-0.20%	($10,194)	-0.29%	($11,674)	-0.37%	($8,149)	-0.34%	($6,313)	-0.37%
Allowance for loan and lease losses	($76,739)	-1.89%	($54,413)	-1.53%	($49,259)	-1.56%	($38,655)	-1.61%	($26,492)	-1.56%
Loans Receivable, Net	$4,053,454	100.00%	$3,557,122	100.00%	$3,165,524	100.00%	$2,397,187	100.00%	$1,701,805	100.00%

Loan Portfolio Maturities or Repricing Term

The stated maturities or first repricing term (if applicable) for the loan portfolio at December 31, 2008 was as follows:

(dollars in thousands)		Real Estate	Commercial	Consumer	Totals
Variable Rate Maturing or Repricing in:					
One year or less	$	200,854	1,083,999	268,233	1,553,086
One to five years		213,477	661,637	53,024	928,138
Thereafter		7,835	74,885	1,598	84,318
Fixed Rate Maturing or Repricing in:					
One year or less		319,320	350,468	169,186	838,974
One to five years		97,161	326,620	211,608	635,389
Thereafter		3,198	82,765	12,348	98,311
Totals	$	841,845	2,580,374	715,997	4,138,216

Residential Real Estate Lending

The Company's lending activities consist of the origination of both construction and permanent loans on residential real estate loans. The Company actively solicits residential real estate loan applications from real estate brokers, contractors, existing customers, customer referrals, and walk-ins to their offices. The Company's lending policies generally limit the maximum loan-to-value ratio on residential mortgage loans to 80 percent of the lesser of the appraised value or purchase price or above 80 percent of the loan if insured by a private mortgage insurance company. The Company also provides interim construction financing for single-family dwellings. These loans are supported by a term take out commitment. Total residential construction loans are $112 million as of December 31, 2008.

Consumer Land and Lot Loans

The Company also makes land and lot acquisition loans to borrowers who intend to construct their primary residence on the respective land or lot. These loans are generally for a term of three to five years and are secured by the developed land or lot with the loan to value limited to the lesser of 75% of cost or appraised value. As of December 31, 2008, these loans totaled $179 million.

Land Acquisition and Development Loans

Where real estate market conditions warrant, the Company makes land acquisition and development loans on properties intended for residential and commercial use. These loans are generally made for a term of 18 months to two years and secured by the developed property with a loan-to-value not to exceed the lesser of 75 percent of cost or 65 percent of the appraised discounted bulk sale value upon completion of the improvements. The loans are made to borrowers with real estate development experience and appropriate financial strength. Generally it is required a certain percentage of the development be pre-sold or that construction and term take out commitments are in place prior to funding the loan. As of December 31, 2008, land acquisition loans totaled $135 million and development loans totaled $270 million.

Residential Builder Guidance Lines

The Company provides Builder Guidance Lines that are comprised of pre-sold and spec-home construction and lot acquisition loans. The spec-home construction and lot acquisition loans are limited to a set number and maximum amount. Generally the individual loans will not exceed a one year maturity. The homes under construction are inspected on a regular basis and advances made on a percentage of completion basis. As of December 31, 2008, spec and pre-sold home loans totaled $198 million and developed lots total $87 million.

Commercial Real Estate Loans

Loans are made to purchase, construct and finance commercial real estate properties. These loans are generally made to borrowers who own and will occupy the property. Loans to finance investment or income properties are made, but require additional equity and a higher debt service coverage margin commensurate with the specific property and projected income. As of December 31, 2008, commercial real estate construction loans totaled $77 million, owner-occupied term commercial loans totaled $623 million and non-owner occupied term commercial real estate loans totaled $388 million.

Consumer Lending

The majority of consumer loans are secured by real estate, automobiles, or other assets. The Banks intend to continue making such loans because of their short-term nature, generally between three months and five years. Moreover, interest rates on consumer loans are generally higher than on mortgage loans. The Banks also originate second mortgage and home equity loans, especially to its existing customers in instances where the first and second mortgage loans are less than 80 percent of the current appraised value of the property.

Credit Risk Management

The Company's credit risk management includes stringent credit policies, individual loan approval limits and committee approval of larger loan requests. Management practices also include regular internal and external credit examinations and an independent stress testing of the land acquisition/development and commercial real estate portfolios. On a quarterly basis, both the Banks and the bank holding company management review loans experiencing deterioration of credit quality, including a review of the acquisition and development loans, and spec/pre-sold home loans. On a semi-annual basis, a review of loans by industry and concentration limits is performed. Federal and state regulatory safety and soundness examinations are conducted annually at Glacier, Mountain, First Security and Western and every eighteen months for all other bank subsidiaries.

Loan Approval Limits

Individual loan approval limits have been established for each lender based on the loan types and experience of the individual. Each bank subsidiary has an Officer Loan Committee consisting of senior lenders and members of senior management. The Officer Loan Committee for each bank has approval authority up to its respective Bank's Board of Directors loan approval authority. The Banks'

Board of Directors approval authority is $2,000,000 at Big Sky, Valley, 1st Bank, Citizens, Morgan, San Juans, and First Bank-MT and $3,500,000 at Glacier, Mountain West, First Security and Western. Loans over these limits up to $10,000,000 are subject to approval by the Executive Loan Committee consisting of the Bank's senior loan officers and the Company's Credit Administrator. Loans greater than $10,000,000 are subject to approval by the Company's Board of Directors. Under banking laws, loans to one borrower and related entities are limited to a set percentage of the unimpaired capital and surplus of each bank subsidiary.

Loan Purchases and Sales

Fixed-rate, long-term mortgage loans are generally sold in the secondary market. The Company is active in the secondary market, primarily through the origination of conventional, FHA and VA residential mortgages. The sale of loans in the secondary mortgage market reduces the Company's risk of holding long-term, fixed-rate loans during periods of rising rates. The sale of loans also allows the Company to make loans during periods when funds are not otherwise available for lending purposes. In connection with conventional loan sales, the Company typically sells a majority of mortgage loans originated, with servicing released, retaining servicing only on loans sold to investors. The Company has also been very active in generating commercial SBA loans, and other commercial loans, with a portion of those loans sold to investors. As of December 31, 2008, loans serviced for others aggregated approximately $181 million. The Company has not originated any type of subprime mortgages, either for the loan portfolio or for sale to investors. In addition, the Company has not purchased securities that were collateralized with subprime mortgages. The Company did not purchase loans outside the Company or originate loans outside the existing geographic area.

Loan Origination and Other Fees

In addition to interest earned on loans, the Company receives fees for originating loans. Loan fees generally are a percentage of the principal amount of the loan and are charged to the borrower, and are normally deducted from the proceeds of the loan. Loan origination fees are generally 1.0 percent to 1.5 percent on residential mortgages and .5 percent to 1.5 percent on commercial loans. Consumer loans require a flat fee as well as a minimum interest amount. The Company also receives other fees and charges relating to existing loans, which include charges and fees collected in connection with loan modifications and escrow service.

Non-Performing Loans and Asset Classification

Loans are reviewed on a regular basis and are placed on a non-accrual status when the collection of the contractual principal or interest is unlikely. The Company typically places loans on non-accrual when principal or interest is due and has remained unpaid for 90 days or more unless the loan is in process of collection and well-secured by collateral the fair value of which is sufficient to discharge the debt in full. When a loan is placed on non-accrual status, interest previously accrued but not collected is generally reversed against current period interest income. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate repayment of the loan. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

The following table sets forth information regarding the Banks' non-performing assets at the dates indicated:

NON-PERFORMING ASSETS
(dollars in thousands)

	At 12/31/08	At 12/31/07	At 12/31/06	At 12/31/05	At 12/31/04
Non-accrual loans:					
Mortgage loans	$3,575	$934	$1,806	$726	$847
Commercial loans	58,454	7,192	3,721	4,045	4,792
Consumer loans	2,272	434	538	481	311
Total	64,301	8,560	6,065	5,252	5,950
Accruing Loans 90 days or more overdue:					
Mortgage loans	4,103	840	554	1,659	179
Commercial loans	2,897	1,216	638	2,199	1,067
Consumer loans	1,613	629	153	647	396
Total	8,613	2,685	1,345	4,505	1,642
Real estate and other assets owned	11,539	2,043	1,484	332	2,016
Total non-performing loans and real estate and other assets owned	84,453	13,288	8,894	10,089	9,608
As a percentage of total bank assets	1.46%	0.27%	0.19%	0.26%	0.32%
Interest Income (1)	$4,434	$683	$462	$359	$372

(1) Amount of interest that would have been recorded on loans accounted for on a non-accrual basis as of the end of each period if such loans had been current for the entire period.

Non-performing assets as a percentage of the Bank's total assets at December 31, 2008 were at 1.46 percent, up from .27 percent as of December 31, 2007. The allowance for loan and lease losses ("ALLL" or "allowance") was 90.87 percent of non-performing assets at December 31, 2008, down from 409.49 percent for the prior year end. Each bank subsidiary evaluates the level of its non-performing assets, the values of the underlying real estate and other collateral, and related trends in net charge-offs. Through pro-active credit administration, the Banks work closely with borrowers to seek favorable resolution to the extent possible, thereby attempting to minimize net charge-offs or losses to the Company.

Most of the Company's non-performing assets are secured by real estate. Based on the most current information available to management, including updated appraisals where appropriate, the Company believes the value of the underlying real estate collateral is adequate to minimize significant charge-offs or loss to the Company.

A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that repayment of the loan is expected to be provided solely by the underlying collateral. For collateral dependent loans, impairment is measured by the fair value of the collateral less the cost to sell. When the ultimate collectability of the total principal of an impaired loan is in doubt, all payments are applied to principal under the cost recovery method. When the ultimate collectability of the total principal on an impaired loan is not in doubt, contractual interest is generally credited to interest income when received under the cash basis method. Total interest income recognized for impaired loans under the cash basis for the years ended December 31, 2008 and 2007 was not significant. Impaired loans, net of government guaranteed amounts, were $79.9 million and $12.2 million as of December 31, 2008 and 2007, respectively. The ALLL includes valuation allowances of $8.0 million and $2.8 million specific to impaired loans as of December 31, 2008 and 2007, respectively.

The combined total of lot acquisition loans to borrowers who intend to construct a primary residence on the lot, and other construction and land acquisition and development loans is $1.103 billion and represents 26.7 percent of the total loans as of December 31, 2008. At December 31, 2007, the comparable total was $1.021, or 28.3 percent of total loans. Outstanding balances are centered in Western Montana, and Couer d'Alene, Sandpoint, and Boise, Idaho. The geographic dispersion, in addition to the normal credit standards, further mitigates the risk of loss in the portfolio.

Allowance for Loan and Lease Losses

The Company is committed to a conservative management of the credit risk within the loan and lease portfolios, including the early recognition of problem loans. The Company's credit risk management includes stringent credit policies, individual loan approval limits, limits on concentrations of credit, and committee approval of larger loan requests. Management practices also include regular internal and external credit examinations, identification and review of individual loans and leases experiencing deterioration of credit quality, procedures for the collection of non-performing assets, quarterly monitoring of the loan and lease portfolios, semi-annual review of loans by industry, and periodic stress testing of the loans secured by real estate.

Determining the adequacy of the ALLL involves a high degree of judgment and is inevitably imprecise as the risk of loss is difficult to quantify. The ALLL methodology is designed to reasonably estimate the probable loan and lease losses within each bank subsidiary's loan and lease portfolios. Accordingly, the ALLL is maintained within a range of estimated losses. The determination of the ALLL and the related provision for credit losses is a critical accounting estimate that involves management's judgments about all known relevant internal and external environmental factors that affect loan losses, including the credit risk inherent in the loan and lease portfolios, economic conditions nationally and in the local markets in which the Banks operate, changes in collateral values, delinquencies, non-performing assets and net charge-offs. Although the Company and the banks continue to actively monitor economic trends, a softening of economic conditions combined with declines in the values of real estate that collateralize most of the Company's loan and lease portfolios may adversely affect the credit risk and potential for loss to the Company.

The Company considers the ALLL balance of $76.7 million adequate to cover inherent losses in the loan and lease portfolios as of December 31, 2008. However, no assurance can be given that the Company will not, in any particular period, sustain losses that are significant relative to the amount reserved, or that subsequent evaluations of the loan and lease portfolios applying management's judgment about then current factors, including regulatory developments, will not require significant changes in the ALLL. Under such circumstances, this could result in enhanced provisions for credit losses. See additional risk factors in Part I – Item 1A – Risk Factors.

The Company's model of eleven wholly-owned, independent community banks, each with its own loan committee, chief credit officer and Board of Directors, provides substantial local oversight to the lending and credit management function. Unlike a traditional, single-bank holding company, the Company's decentralized business model affords multiple reviews of larger loans before credit is extended, a significant benefit in mitigating and managing the Company's credit risk. The geographic dispersion of the market areas in which the Company and the community bank subsidiaries operate further mitigates the risk of credit loss. While this process is intended to limit credit exposure, there can be no assurance that problem credits will not arise and loan losses incurred, particularly in periods of rapid economic downturns.

At the end of each quarter, each of the subsidiary community banks analyzes its loan and lease portfolio and maintain an ALLL at a level that is appropriate and determined in accordance with accounting principles generally accepted in the United States of America. The ALLL balance covers estimated credit losses on individually evaluated loans, including those which are determined to be impaired, as well as estimated credit losses inherent in the remainder of the loan and lease portfolios.

The ALLL evaluation is well documented and approved by each bank subsidiary's Board of Directors and reviewed by the Parent's Board of Directors. In addition, the policy and procedures for determining the balance of the ALLL are reviewed annually by each bank subsidiary's Board of Directors, the Parent's Board of Directors, independent credit reviewer and state and federal bank regulatory agencies. Each of the Bank's ALLL is generally available to absorb losses from any segment of its loan and lease portfolio

The primary responsibility for credit risk assessment and identification of problem loans rests with the loan officer of the account. This continuous process, utilizing each of the Bank's internal credit risk rating process, is necessary to support management's evaluation of the ALLL adequacy. An independent loan review function verifying credit risk ratings evaluates the loan officer and management's evaluation of the loan portfolio credit quality. The loan review function also assesses the evaluation process and provides an independent analysis of the adequacy of the ALLL.

Loan Loss Experience

(Dollars in Thousands)		Years ended December 31,				
		2008	2007	2006	2005	2004
Balance at beginning of period	$	54,413	49,259	38,655	26,492	23,990
Charge-offs:						
Residential real estate		(3,233)	(306)	(14)	(115)	(419)
Commercial loans		(4,957)	(2,367)	(1,187)	(744)	(1,150)
Consumer loans		(1,649)	(714)	(448)	(539)	(776)
Total charge offs	$	(9,839)	(3,387)	(1,649)	(1,398)	(2,345)
Recoveries:						
Residential real estate		23	208	341	82	171
Commercial loans		716	656	331	414	120
Consumer loans		321	358	298	415	361
Total recoveries	$	1,060	1,222	970	911	652
Charge-offs, net of recoveries		(8,779)	(2,165)	(679)	(487)	(1,693)
Acquisitions (1)		2,625	639	6,091	6,627	--
Provision for loan losses		28,480	6,680	5,192	6,023	4,195
Balance at end of period	$	76,739	54,413	49,259	38,655	26,492
Ratio of net charge-offs to average loans outstanding during the period		0.23%	0.06%	0.02%	0.02%	0.10%
Allowance for loan and lease losses as a percentage of total loan and leases		1.86%	1.51%	1.53%	1.59%	1.53%

(1) Acquisition of Bank of the San Juans in 2008, North Side in 2007, CDC and Morgan in 2006, First State Bank, Citizens and 1st Bank in 2005

Allocation of the Allowance for Loan and Lease Losses

(dollars in thousands)		2008 Allowance for Loan and Lease Losses	2008 Percent of loans in category	2007 Allowance for Loan and Lease Losses	2007 Percent of loans in category	2006 Allowance for Loan and Lease Losses	2006 Percent of loans in category	2005 Allowance for Loan and Lease Losses	2005 Percent of loans in category	2004 Allowance for Loan and Lease Losses	2004 Percent of loans in category
Residential first mortgage											
and loans held for sale	$	7,233	20.3%	4,755	20.2%	5,421	24.6%	4,318	25.0%	2,693	22.9%
Commercial real estate		35,305	46.8%	23,010	44.6%	16,741	36.1%	14,370	38.3%	9,222	36.9%
Other commercial		21,590	15.6%	17,453	17.6%	18,361	21.5%	12,566	17.4%	9,836	20.3%
Consumer and other loans		12,611	17.3%	9,195	17.6%	8,736	17.8%	7,401	19.3%	4,741	19.9%
Totals	$	76,739	100.0%	54,413	100.0%	49,259	100.0%	38,655	100.0%	26,492	100.0%

The ALLL has increased $22.3 million, or 41 percent, from a year ago. The ALLL of $76.7 million is 1.86 percent of December 31, 2008 total loans outstanding, up from 1.51 percent at prior year end. The provision for loan and lease loss expense was $28.5 million, an increase of $21.8 million from 2007. Net loans and lease charge-offs were $8.8 million, or .23 percent of average loans and leases in 2008, compared to net charge-offs of $2.2 million, or .06 percent of average loans and leases in 2007.

The increase in the ALLL was primarily due to the increase in non-performing assets since December 31, 2007 and a downturn in global, national and local economies.

The Banks' charge-off policy is consistent with bank regulatory standards. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at estimated fair value, less estimated cost to sell. Any write-down at the time of recording real estate owned is charged to the ALLL. Any subsequent write-downs are charged to current expense.

For additional information regarding the ALLL, its relation to the provision for loan and lease losses and risk related to asset quality, see Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

SOURCES OF FUNDS

General

Deposits are the most important source of the Banks' funds for lending and other business purposes. In addition, the Banks derive funds from loan repayments, advances from the FHLB, borrowings from the FRB discount window, borrowings from the U.S. Treasury Tax and Loan funds, repurchase agreements, and loan sales. Loan repayments are a relatively stable source of funds, while interest bearing deposit inflows and outflows are significantly influenced by general interest rate levels and money market conditions. Borrowings and advances may be used on a short-term basis to compensate for reductions in normal sources of funds such as deposit inflows at less than projected levels. They also may be used on a long-term basis to support expanded activities and to match maturities of longer-term assets. Deposits obtained through the Banks have traditionally been the principal source of funds for use in lending and other business purposes. Currently, the Banks have a number of different deposit programs designed to attract both short-term and long-term deposits from the general public by providing a wide selection of accounts and rates. These programs include regular statement savings, interest-bearing checking, money market deposit accounts, and fixed rate certificates of deposit with maturities ranging form three months to five years, negotiated-rate jumbo certificates, non-interest demand accounts, and individual retirement accounts.

"Item 7 - Management's Discussion and Analysis" contains information relating to changes in the overall deposit portfolio.

Deposits are obtained primarily from individual and business residents of the Banks' market area. The Banks issue negotiated-rate certificate of deposits accounts and have paid a limited amount of fees to brokers to obtain deposits. The following table illustrates the amounts outstanding for deposits $100,000 and greater, according to the time remaining to maturity.

(dollars in thousands)	Certificate of Deposits	Demand Deposits	Totals
Within three months	$ 148,956	1,214,898	1,363,854
Three months to six months	108,473	--	108,473
Seven months to twelve months	98,826	--	98,826
Over twelve months	50,277	--	50,277
Totals	$ 406,532	1,214,898	1,621,430

For additional information, see "Item 7 - Management's Discussion & Analysis" and Note 7 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

Advances and Other Borrowings

As members of the FHLB, the Banks may borrow from such entity on the security of FHLB stock which the Banks are required to own and certain of its loans and other assets (principally, securities which are obligations of, or guaranteed by, the United States), provided certain standards related to credit-worthiness have been met. Advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's total assets or on the FHLB's assessment of the institution's credit-worthiness. FHLB advances have been used from time to time to meet seasonal and other withdrawals of deposits and to expand lending by matching a portion of the estimated amortization and prepayments of retained fixed rate mortgages. All bank subsidiaries, except San Juans are members of the FHLB of Seattle and San Juans is a member of the FHLB of Topeka.

The Banks may also borrow funds from the FRB discount window or from the U.S. Treasury Tax and Loan program. Both programs require pledging of certain loans or securities of the Banks and are generally short term obligations.

From time to time, primarily as a short-term financing arrangement for investment or liquidity purposes, the Banks have made use of repurchase agreements. This process involves the "selling" of one or more of the securities in the Banks' portfolio and by entering into an agreement to "repurchase" that same security at an agreed upon later date. A rate of interest is paid for the subject period of time. In addition, although the Banks have offered retail repurchase agreements to its retail customers, the Government Securities Act of 1986 imposed confirmation and other requirements which generally made it impractical for financial institutions to offer such investments on a broad basis. Through policies adopted by each of the Banks' Board of Directors, the Banks enter into repurchase agreements with local municipalities, and certain customers, and have adopted procedures designed to ensure proper transfer of title and safekeeping of the underlying securities.

The following chart illustrates the average balances and the maximum outstanding month-end balances for FHLB advances, repurchase agreements, U.S. Treasury Tax and Loan borrowings, and FRB discount window borrowings:

(dollars in thousands)		For the year ended December 31,		
		2008	2007	2006
FHLB Advances				
Amount outstanding at end of period	$	338,456	538,949	307,522
Average balance	$	566,933	382,243	487,112
Maximum outstanding at any month-end	$	822,107	538,949	655,492
Weighted average interest rate		2.71%	4.94%	4.20%
Repurchase Agreements:				
Amount outstanding at end of period	$	188,363	178,041	170,216
Average balance	$	188,952	171,290	153,314
Maximum outstanding at any month-end	$	196,461	193,421	164,338
Weighted average interest rate		2.02%	4.35%	4.32%
U.S. Treasury Tax and Loan:				
Amount outstanding at end of period	$	6,067	221,409	166,544
Average balance	$	165,690	120,188	78,072
Maximum outstanding at any month-end	$	385,246	244,012	185,123
Weighted average interest rate		2.28%	5.03%	4.95%
Federal Reserve Bank discount window:				
Amount outstanding at end of period	$	914,000	-	-
Average balance	$	277,611	-	-
Maximum outstanding at any month-end	$	928,000	-	-
Weighted average interest rate		1.76%	-	-

For additional information concerning the Company's borrowings and repurchase agreements, see Notes 8 and 9 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

Subordinated Debentures

In addition to funds obtained in the ordinary course of business, the Company formed Glacier Trust II, Glacier Trust III, and Glacier Trust IV as financing subsidiaries and obtained Citizens Trust I in connection with the acquisition of Citizens on April 1, 2005 and San Juans Trust I in connection with the acquisition of San Juans on December 1, 2008. The trusts issued preferred securities that entitle the shareholder to receive cumulative cash distributions from payments thereon. The Subordinated Debentures outstanding as of December 31, 2008 are $121,037,000, including fair value adjustments from acquisitions. For additional information regarding the subordinated debentures, see Note 10 to the Consolidated Financial Statements "Item 8 – Financial Statements and Supplementary Data".

EMPLOYEES

As of December 31, 2008, the Company employed 1,662 persons, 1,432 of who were full time, none of whom were represented by a collective bargaining group. The Company provides its employees with a comprehensive benefit program, including medical insurance, dental plan, life and accident insurance, long-term disability coverage, sick leave, profit sharing plan, savings plan and employee stock options. The Company considers its employee relations to be excellent. See Note 13 in the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for detailed information regarding employee benefit plans and eligibility.

SUPERVISION AND REGULATION

Introduction

The following discussion describes elements of the extensive regulatory framework applicable to the Company and the Banks. This regulatory framework is primarily designed for the protection of depositors, federal deposit insurance funds and the banking system as a whole, rather than specifically for the protection of shareholders. Due to the breadth of this regulatory framework, the costs of compliance continue to increase in order to monitor and satisfy these requirements.

To the extent that this section describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. These statutes and regulations, as well as related policies, are subject to change by Congress, state legislatures and federal and state regulators. Changes in statutes, regulations or regulatory policies applicable to the Company, including interpretation or implementation thereof, could have a material effect on the Company's business or operations.

Bank Holding Company Regulation

General. The Company is a bank holding company as defined in the Bank Holding Company Act of 1956, as amended ("BHCA"), due to its ownership of the bank subsidiaries listed below: Glacier, Valley, First Security, Big Sky, First Bank-MT and Western are Montana state-chartered banks, and are members of the Federal Reserve System; Mountain West and Citizens are Idaho state-chartered banks; 1st Bank is a Wyoming state-chartered bank and is a member of the Federal Reserve System; Morgan is a nationally chartered bank; and San Juans is a Colorado state-chartered bank. The deposits of the Banks are insured by the FDIC.

As a bank holding company, the Company is subject to regulation, supervision and examination by the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must also file reports with and provide additional information to the Federal Reserve. Under the Financial Services Modernization Act of 1999, a bank holding company may apply to the Federal Reserve to become a financial holding company, and thereby engage (directly or through a subsidiary) in certain expanded activities deemed financial in nature, such as securities brokerage and insurance underwriting.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by federal statute, agency regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Bank subsidiaries of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities, and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the bank subsidiaries for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. The Company is prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor the Banks may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by the Company or Banks; or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Bank Subsidiaries. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to its Banks. This means that the Company is required to commit, as necessary, resources to support the Banks. Any capital loans a bank holding company makes to its bank subsidiaries are subordinate to deposits and to certain other indebtedness of those bank subsidiaries.

State Law Restrictions. As a Montana corporation, the Company is subject to certain limitations and restrictions under applicable Montana corporate law. For example, state law restrictions in Montana include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records and minutes, and observance of certain corporate formalities.

The Bank Subsidiaries

Glacier, Valley, First Security, Big Sky, First Bank-MT, and Western are subject to regulation and supervision by the Montana Department of Administration's Banking and Financial Institutions Division and the Federal Reserve as a result of their membership in the Federal Reserve System.

Mountain West and Citizens are subject to regulation by the Idaho Department of Finance and by the FDIC. In addition, Mountain West's Utah and Washington branches are primarily regulated by the Utah Department of Financial Institutions and the Washington Department of Financial Institutions, respectively. 1st Bank is a member of the Federal Reserve System and is subject to regulation and supervision by the Federal Reserve and also the Wyoming Division of Banking as a Wyoming state chartered bank.

As a national banking association with a home office in Utah, Morgan is subject to regulation by the Office of the Comptroller of the Currency ("OCC") and, to a certain extent, the Utah Department of Financial Institutions.

San Juans is subject to regulation by the Colorado Department of Regulatory Agencies-Division of Banking and by the FDIC.

The federal laws that apply to the Banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, and the nature, amount of, and collateral for loans. Federal laws also regulate community reinvestment and insider credit transactions and impose safety and soundness standards.

Community Reinvestment. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, federal bank regulators must evaluate the record of financial institutions in meeting the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those banks. A bank's community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions, and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, principal shareholders, and their related interests. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are at least as stringent, as those prevailing at the time for comparable transactions with persons not covered above and who are not employees; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (ii) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (iii) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover, among other things, internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking and Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") relaxed prior interstate branching restrictions under federal law by permitting nationwide interstate banking and branching under certain circumstances. Generally, bank holding companies may purchase banks in any state and states may not prohibit such purchases. Additionally, banks are permitted to merge with banks in other states as long as the home state of neither merging bank has "opted out." The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. Federal bank regulations prohibit banks from using their interstate branches primarily for deposit production and federal bank regulatory agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

With regard to interstate bank mergers, Montana "opted-out" of the Interstate Act. Subject to certain conditions, an in-state bank that has been in existence for at least 5 years may merge with an out-of-state bank. Banks, bank holding companies, and their respective subsidiaries cannot acquire control of a bank located in Montana if, after the acquisition, the acquiring institution, together with its affiliates, would directly or indirectly control more than 22% of the total deposits of insured depository institutions and credit unions located in Montana. Montana law does not authorize the establishment of a branch bank in Montana by an out-of-state bank.

Idaho has enacted "opting in" legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions subject to certain "aging" requirements. Branches may not be acquired or opened separately in Idaho by an out-of-state bank, but once an out-of-state bank has acquired a bank within Idaho, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within Idaho.

Utah and Washington have each enacted "opting in" legislation similar in certain respects to that enacted by Idaho, allowing banks to engage in interstate merger transactions subject to certain aging requirements. Under Utah law, an out-of-state bank may acquire a bank branch located in Utah, but it may not establish a de novo branch in Utah if its home state does not have reciprocal laws on de novo branching. Under Washington law, an out-of-state bank may, subject to the Director's approval, open de novo branches in Washington or acquire an in-state branch so long as the home state of the out-of-state bank has reciprocal laws with respect to de novo branching or branch acquisitions

Under Wyoming law, banks located in Wyoming may be acquired by out-of-state banks so long as (i) with certain exceptions, the resulting bank and its affiliates would not control 30% or more of the total deposits held by all insured depository institutions in Wyoming; and (ii) the in-state bank has been in existence for at least three years. Branches may not be acquired or opened separately in Wyoming by an out-of-state bank, but once an out-of-state bank has acquired a bank within Wyoming, either through merger or acquisition of all or substantially all of the bank's assets, the out-of-state bank may open additional branches within Wyoming.

Under Colorado law, an out-of-state bank holding company may not acquire control of, or acquire all or substantially all of the assets of, a Colorado bank unless such bank has been in operation for at least five years. An out-of-state bank holding company acquiring control of a Colorado bank holding company may acquire control of any Colorado bank controlled by the Colorado bank holding company even though such bank has been in operation for less than five years.

Dividends

The principal source of the Company's cash is dividends received from the Banks, which are subject to government regulation and limitation. Regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice. In addition, a bank may not pay cash dividends if that payment could reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. State law and, in the case of Morgan, national banking laws and related OCC regulations, limits a bank's ability to pay dividends that are greater than a certain amount without approval of the applicable agency.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common shareholders' equity, surplus, undivided profits, and subordinated debentures. Tier II capital generally consists of the allowance for loan and lease losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are" undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

In 2007, the federal banking agencies, including the FDIC and the Federal Reserve, approved final rules to implement new risk-based capital requirements. Presently, this new advanced capital adequacy framework, called Basel II, is applicable only to large and internationally active banking organizations. Basel II changes the existing risk-based capital framework by enhancing its risk sensitivity. Whether Basel II will be expanded to apply to banking organizations that are the size of the Company or its bank subsidiaries is unclear at this time, and what effect such regulations would have cannot be predicted, but the Company and the bank subsidiaries do not expect that their operations would be significantly impacted.

Recent Legislation

Emergency Economic Stabilization Act of 2008

In response to the recent financial crisis, the United States government passed the Emergency Economic Stabilization Act of 2008 (the "EESA") on October 3, 2008, which provides the United States Treasury Department (the "Treasury") with broad authority to implement certain actions intended to help restore stability and liquidity to the U.S. financial markets.

Insurance of Deposit Accounts.

Deposit accounts are insured by the FDIC, generally up to a maximum of $100,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts. However, the EESA included a provision for a temporary increase from $100,000 to $250,000 in deposit insurance per depositor effective October 3, 2008 through December 31, 2009.

The FDIC imposes an assessment against institutions for deposit insurance. This assessment is based on the risk category of the institution and ranges from 5 to 43 basis points of the institution's deposits. In December, 2008, the FDIC adopted a rule that raises the current deposit insurance assessment rates uniformly for all institutions by 7 basis points (to a range from 12 to 50 basis points) for the first quarter of 2009. The rule also gives the FDIC the authority to alter the way it calculates federal deposit insurance assessment rates beginning in the second quarter of 2009 and thereafter.

In 2006, federal deposit insurance reform legislation was enacted that (i) required the FDIC to merge the Bank Insurance Fund and the Savings Association Insurance Fund into a newly created Deposit Insurance Fund; (ii) increases the amount of deposit insurance coverage for retirement accounts; (iii) allows for deposit insurance coverage on individual accounts to be indexed for inflation starting in 2010; (iv) provides the FDIC more flexibility in setting and imposing deposit insurance assessments; and (v) provides eligible institutions credits on future assessments.

Troubled Asset Relief Program

Pursuant to the EESA, the Treasury has the ability to purchase or insure up to $700 billion in troubled assets held by financial institutions under the Troubled Asset Relief Program ("TARP"). On October 14, 2008, the Treasury announced it would initially purchase equity stakes in financial institutions under a Capital Purchase Program (the "CPP") of up to $350 billion of the $700 billion authorized under the TARP legislation. The CPP provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The program is voluntary and requires an institution to comply with a number of restrictions and provisions, including limits on executive compensation, stock redemptions and declaration of dividends. The Company received approval for, but determined not to participate in the CPP in light of its successful sale of common stock in November 2008.

Temporary Liquidity Guarantee Program

In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program, which has two components--the Debt Guarantee Program and the Transaction Account Guarantee Program. Under the Transaction Account Guarantee Program any participating depository institution is able to provide full deposit insurance coverage for non-interest bearing transaction accounts, regardless of the dollar amount. Non-interest bearing transaction accounts include demand accounts and NOW accounts paying 50 basis points or less. Under the program, effective November 14, 2008, insured depository institutions that have not opted out of the FDIC Temporary Liquidity Guarantee Program will be subject to a 0.10% surcharge applied to non-interest bearing transaction deposit account balances in excess of $250,000, which surcharge will be added to the institution's existing risk-based deposit insurance assessments.

Under the Debt Guarantee Program, qualifying unsecured senior debt issued by a participating institution can be guaranteed by the FDIC. The Company and its bank subsidiaries chose to participate in both components of the FDIC Temporary Liquidity Guaranty Program.

Proposed Legislation

As indicated by Treasury in 2009, additional potential legislation to be promulgated under the EESA is pending, which among other things is expected to inject more capital from Treasury into financial institutions through the Capital Assistance Program, establish a public-private investment fund for the purchase of troubled assets, and expand the Term Asset-Backed Securities Loan Facility to include commercial mortgage-backed securities.

Proposed legislation is introduced in almost every legislative session that would dramatically affect the regulation of the banking industry. In light of the 2008 financial crisis and a new administration in the White House, it is anticipated that legislation reshaping the regulatory landscape could be proposed in 2009. The Company cannot predict if any such legislation will be adopted or if it is adopted how it would affect the business of the Company or the Banks. Past history has demonstrated that new legislation or changes to existing laws or regulations usually results in a greater compliance burden and therefore generally increases the cost of doing business.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") addresses, among other things, corporate governance, auditing and accounting, enhanced and timely disclosure of corporate information, and penalties for non-compliance. Generally, the Act (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes specific and enhanced corporate disclosure requirements; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; (iv) requires companies to adopt and disclose information about corporate governance practices, including whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert;" and (v) requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings.

To deter wrongdoing, the Act: (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director misleading or coercing an auditor; (iii) prohibits insider trades during retirement plan "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, the Company is subject to the requirements of the Act and related rules and regulations issued by the SEC and NASDAQ. After enactment, the Company updated its policies and procedures to comply with the Act's requirements and has found that such compliance, including compliance with Section 404 of the Act relating to management control over financial reporting, has resulted in significant additional expense for the Company. The Company anticipates that it will continue to incur such additional expense in its ongoing compliance.

Anti-Terrorism Legislation

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, intended to combat terrorism, was renewed with certain amendments in 2006 (the "Patriot Act"). Certain provisions of the Patriot Act were made permanent and other sections were made subject to extended "sunset" provisions. The Patriot Act, in relevant part, (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The Act also includes provisions providing the government with power to investigate terrorism, including expanded government access to bank account records. While the Patriot Act has had minimal affect on the Company's and the bank subsidiaries record keeping and reporting expenses, it is likely that the renewal and amendment will not have a material adverse effect on business or operations.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repeals the historical restrictions on preventing banks from affiliating with securities firms; (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies; (iii) broadens the activities that may be conducted by national banks and banking subsidiaries of bank holding companies; (iv) provides an enhanced framework for protecting the privacy of consumer information and requires notification to consumers of bank privacy policies; and (v) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities.

Financial Services Regulatory Relief Act of 2006. In 2006, the Financial Services Regulatory Relief Act of 2006 became law (the "Relief Act"). The Relief Act amends several existing banking laws and regulations, eliminates some unnecessary and overly burdensome regulations of depository institutions and clarifies several existing regulations. The Relief Act, among other things, (i) authorizes the Federal Reserve Board to set reserve ratios; (ii) amends national banks regulations relating to shareholder voting and granting of dividends; (iii) amends several provisions relating to such issues as loans to insiders, regulatory applications, privacy notices, and golden parachute payments; and (iv) expands and clarifies the enforcement authority of federal banking regulators. The Company's and the bank subsidiaries' business, expenses, and operations have not been significantly impacted by this legislation.

Regulatory Oversight and Examination

The Federal Reserve conducts periodic inspections of bank holding companies, which are performed both onsite and offsite. The supervisory objectives of the inspection program are to ascertain whether the financial strength of the bank holding company is being maintained on an ongoing basis and to determine the effects or consequences of transactions between a holding company or its non-banking subsidiaries and its bank subsidiaries. For holding companies under $10 billion in assets, the inspection type and frequency varies depending on asset size, complexity of the organization, and the holding company's rating at its last inspection.

Banks are subject to periodic examinations by their primary regulators. Bank examinations have evolved from reliance on transaction testing in assessing a bank's condition to a risk-focused approach. These examinations are extensive and cover the entire breadth of operations of the bank. Generally, safety and soundness examinations occur on an 18-month cycle for banks under $500 million in total assets that are well capitalized and without regulatory issues, and 12-months otherwise. Examinations alternate between the federal and state bank regulatory agency or may occur on a combined schedule. The frequency of consumer compliance and CRA examinations is linked to the size of the institution and its compliance and CRA ratings at its most recent examinations. However, the examination authority of the Federal Reserve and the FDIC allows them to examine supervised banks as frequently as deemed necessary based on the condition of the bank or as a result of certain triggering events.

Effects of Government Monetary Policy

The Company's earnings and growth are affected by general economic conditions and by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements a national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The Company cannot predict with certainty the nature and impact of future changes in monetary policies, such as the recent lowering of the Federal Reserve's discount rate, and their impact on the Company or the Banks.

TAXATION

Federal Taxation

The Company files a consolidated federal income tax return, using the accrual method of accounting. All required tax returns have been timely filed.

Financial institutions are subject to the provisions of the Internal Revenue Code of 1986, as amended, in the same general manner as other corporations. See Note 12 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for additional information.

State Taxation

Under Montana, Idaho, Colorado and Utah law, financial institutions are subject to a corporation tax, which incorporates or is substantially similar to applicable provisions of the Internal Revenue Code. The corporation tax is imposed on federal taxable income, subject to certain adjustments. State taxes are incurred at the rate of 6.75 percent in Montana, 7.6 percent in Idaho, 5 percent in Utah and 4.63 percent in Colorado. Wyoming and Washington do not impose a corporate tax.

Item 1a. Risk Factors

The Company and the Banks are exposed to certain risks. The following is a discussion of the most significant risks and uncertainties that may affect the business, financial condition and future results.

The effect of the national economic situation on the Company's future results of operations or stock trading price.
The national economy, and the financial services sector in particular, is currently facing challenges of a scope unprecedented in recent history. No one can predict the severity or duration of this national downturn, which has adversely impacted the markets the Company serves. Any deterioration in the Company's markets resulting from the economic slowdown would have an adverse effect on business, financial condition, results of operations and prospects, and could also cause the trading price of the Company's stock to decline.

The effect of recently enacted and pending federal legislation.
On October 3, 2008, Congress enacted the Emergency Economic Stabilization Act of 2008 ("EESA"), which provides the United States Treasury Department ("Treasury") with broad authority to implement action intended to help restore stability and liquidity to the US financial markets. Pursuant to the EESA, the Treasury has the ability to purchase or insure up to $700 billion in troubled assets held by financial institutions under the Troubled Asset Relief Program ("TARP") under various programs. On October 14, 2008, the Treasury announced it would initially purchase equity stakes in financial institutions under a Capital Purchase Program (the "CPP") of up to $350 billion of the $700 billion authorized under the TARP legislation. The CPP provides direct equity investment of perpetual preferred stock by the Treasury in qualified financial institutions. The EESA also increases the amount of deposit account insurance coverage from $100,000 to $250,000 effective until December 31, 2009.

As indicated by the Treasury as of early 2009, additional potential related legislation is pending, which among other things is expected to inject more capital from the Treasury into financial institutions through the Capital Assistance Program, establish a public-private investment fund for the purchase of troubled assets, and expand the Term Asset-Backed Securities Loan Facility to include commercial mortgage backed-securities.

The full effect of the broad legislation already enacted and related legislation expected to be enacted in the near future on the national economy and financial institutions, particularly on mid-sized institutions like the Company, cannot now be predicted.

Decline in the fair value of the Company's investment portfolio could adversely affect earnings
Investment securities fair value could decline as a result of factors including changes in market interest rate, credit quality and ratings, liquidity and other economic conditions. Investment securities are impaired if the fair value of the security is less than the carrying value. When a security is impaired, the Company determines whether an impairment is temporary or other-than-temporary. If an impairment is determined to be other-than-temporary, an impaired loss is recognized by reducing the amortized cost basis to fair value and as a charge to earnings. See critical accounting policies in "Item 7 – Management's Discussion and Analysis" for additional information regarding other-than-temporary loss on securities.

The Company's ability to access markets for funding and acquire and retain customers could be adversely affected to the extent the financial service industry's reputation is damaged.
Reputation risk is the risk to liquidity, earnings and capital arising from negative publicity regarding the financial services industry. The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports can be damaging to the industry's image and potentially erode consumer confidence in insured financial institutions, such as the Company's bank subsidiaries.

The Company has a high concentration of loans secured by real estate.
The Company has a concentration of loans secured by real estate. While the Pacific Northwest economy typically lags the national economy, the effects of the economic downturn are now significantly impacting the Company's market area. Further downturn in the market areas the Company serves may cause the Company to have lower earnings and could increase credit risk associated with the loan portfolio, as the collateral securing those loans may decrease in value. A continued downturn in the local economy could have a material adverse effect both on the borrowers' ability to repay these loans, as well as the value of the real property held as collateral. The Company's ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and the Company would be more likely to suffer losses on defaulted loans.

The Company's loan portfolio mix could result in increased credit risk in an economic downturn.
The loan portfolio contains a high percentage of commercial, commercial real estate, real estate acquisition and development loans in

relation to the total loans and total assets. These types of loans have historically been viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. In fact, the FDIC has issued pronouncements alerting banks of its concern about banks with a heavy concentration of commercial real estate loans. These types of loans also typically are larger than residential real estate loans and other commercial loans. Because the Company's loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or more of these loans may cause a significant increase in non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses, or an increase in loan charge-offs, which could have an adverse impact on results of operations and financial condition.

An economic downturn in the market areas the Company serves may cause the Company to have lower earnings and could increase credit risk associated with the loan portfolio.
The inability of borrowers to repay loans can erode earnings. Although the adverse effects of the national economic downturn have not yet been experienced in the Company's primary market areas to the extent of many other regions of the country, there can be no assurance that the Company's markets areas will also not deteriorate. A deterioration in economic conditions in the market areas the Company serves could result in the following consequences, any of which could have a material adverse impact on the Company's prospects, results of operations and financial condition:

- loan delinquencies may increase further, migrating into the substantial commercial real estate and business lending portfolios;
- collateral for loans made may decline further in value, in turn reducing customers' borrowing power, reducing the value of assets and collateral associated with existing loans;
- demand for banking products and services may decline; and
- low cost or non-interest bearing deposits may decrease.

The allowance for loan and lease losses may not be adequate to cover actual loan losses, which could adversely affect earnings.
The Company maintains an ALLL in an amount that it believes is adequate to provide for losses inherent in the portfolio. While the Company strives to carefully manage and monitor credit quality and to identify loans that may become nonperforming, at any time there are loans included in the portfolio that will result in losses, but that have not been identified as nonperforming or potential problem loans. By managing credit quality, the Company attempts to identify deteriorating loans before they become nonperforming assets and adjust the ALLL accordingly. However, because future events are uncertain, and if the economy continues to deteriorate, there may be loans that deteriorate to a nonperforming status in an accelerated time frame. As a result, future additions to the ALLL may be necessary. Because the loan portfolio contains a number of loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans, requiring an increase to the ALLL. Additionally, future significant additions to the ALLL may be required based on changes in the mix of loans comprising the portfolio, changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the ALLL. Additionally, federal banking regulators, as an integral part of their supervisory function, periodically review the Company's loan portfolio and the adequacy of the ALLL. These regulatory agencies may require the Company to recognize further loan loss provisions or charge-offs based upon their judgments, which may be different from the Company's judgments. Any increase in the ALLL could have a negative effect on the financial condition and results of operation.

Fluctuating interest rates can adversely affect profitability.
The Company's profitability is dependent to a large extent upon net interest income, which is the difference (or "spread") between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect the Company's interest rate spread, and, in turn, profitability. The Company seeks to manage its interest rate risk within well established guidelines. Generally, the Company seeks an asset and liability structure that insulates net interest income from large deviations attributable to changes in market rates.

A continued tightening of the credit markets may make it difficult to obtain adequate funding for loan growth, which could adversely affect earnings.
A continued tightening of the credit market and the inability to obtain or retain adequate money to fund continued loan growth may negatively affect the Company's asset growth and liquidity position and, therefore, earnings capability. In addition to core deposit growth, maturity of investment securities and loan payments, the Company also relies on alternative funding sources through correspondent banking, and borrowing lines with the FRB and FHLB to fund loans. In the event the current economic downturn continues, particularly in the housing market, these resources could be negatively affected, both as to price and availability, which would limit and or raise the cost of the funds available to the Company.

If the goodwill recorded in connection with acquisitions becomes impaired, it could have an adverse impact on earnings and capital.
Accounting standards require that the Company account for acquisitions using the purchase method of accounting. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of its net assets, the excess is carried on the acquiror's balance sheet as goodwill. At December 31, 2008, there was approximately $147 million of goodwill on the balance sheet. In accordance with generally accepted accounting principles, goodwill is not amortized but rather is evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Although at the current time the Company has not incurred an impairment of goodwill, there can be no assurance that future evaluations of goodwill will not result in findings of impairment and write-downs, which could be material.

Growth through future acquisitions, which could, in some circumstances, adversely affect profitability measures.
The Company has in recent years acquired other financial institutions. The Company may in the future engage in selected acquisitions of additional financial institutions, including transactions that may receive assistance from the FDIC. There are risks associated with any such acquisitions that could adversely affect profitability. These risks include, among other things, incorrectly assessing the asset quality of a financial institution being acquired, encountering greater than anticipated cost of incorporating acquired businesses into the Company's operations, and being unable to profitably deploy funds acquired in an acquisition.

The Company anticipates that it might issue capital stock in connection with future acquisitions. Acquisitions and related issuances of stock may have a dilutive effect on earnings per share and the percentage ownership of current shareholders. The Company currently does not have any definitive understandings or agreements for any acquisitions other than the agreement to acquire First Company and its subsidiary First National Bank & Trust, a community bank based in Powell, Wyoming. See Note 23 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for additional information.

Competition in the Company's market areas may limit future success.
Commercial banking is a highly competitive business. The Company competes with other commercial banks, savings and loan associations, credit unions, finance, insurance and other non-depository companies operating in its market areas. The Company is subject to substantial competition for loans and deposits from other financial institutions. Some of its competitors are not subject to the same degree of regulation and restriction as the Company is. Some of the Company's competitors have greater financial resources than the Company does. If the Company is unable to effectively compete in its market areas, the Company's business, results of operations and prospects could be adversely affected.

The FDIC has increased insurance premiums to rebuild and maintain the federal deposit insurance fund.
Based on recent events and the state of the economy, the FDIC has increased federal deposit insurance premiums by 7 basis points for the first quarter of 2009. The increase of these premiums will add to the cost of operations and could have a significant impact on the Company. New rules governing deposit insurance premiums are expected to go into effect on April 1, 2009. These new rules are intended to make assessments more balanced by requiring riskier institutions to pay a larger share. Further, depending on any future losses that the FDIC insurance fund may suffer in the current economic environment, there can be no assurance that there will not be additional significant premium increases in order to replenish the fund.

Business would be harmed if the Company lost the services of any of the senior management team.
The Company believes its success to date has been substantially dependent on its Chief Executive Officer and other members of the executive management team, and on the Presidents of its bank subsidiaries. The loss of any of these persons could have an adverse affect on the Company's business and future growth prospects.

The Company operates in a highly regulated environment and may be adversely affected by changes in federal state and local laws and regulations.
The Company is subject to extensive regulation, supervision and examination by federal and state banking authorities. Any change in applicable regulations or federal, state or local legislation could have a substantial impact on the Company and its operations. Additional legislation and regulations that could significantly affect the Company's powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on the Company's financial condition and results of operations. Further, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. These powers recently have been utilized more frequently due to the serious national, regional and local economic conditions the Company is facing. The exercise of regulatory authority may have a negative impact on the Company's financial condition and results of operations.

Item 1b. Unresolved Staff Comments

None

Item 2. Properties

At December 31, 2008, the Company owned 74 of its 98 offices, of which 6 are loan or administration offices. Including its headquarters and other owned properties there is an aggregate book value of approximately $101 million. The remaining offices are leased and include 7 offices in Montana, 13 offices in Idaho, 1 office in Wyoming, 1 office in Colorado, 1 office in Utah, and 1 office in Washington. The following schedule provides property information for the Company's bank subsidiaries as of December 31, 2008.

(dollars in thousands)	Properties Leased	Properties Owned	Net Book Value
Glacier	2	15	$ 24,474
Mountain West	15	14	16,151
First Security	2	10	9,962
Western	1	7	15,322
1st Bank	1	8	7,984
Big Sky	1	4	9,796
Valley	-	6	5,389
Citizens	-	5	5,446
San Juans	1	2	4,381
First Bank-MT	1	1	647
Morgan	-	2	1,930
	24	74	$ 101,482

The Company believes that all of its facilities are well maintained, generally adequate and suitable for the current operations of its business, as well as fully utilized. In the normal course of business, new locations and facility upgrades occur.

For additional information concerning the Company's premises and equipment and lease obligations, see Notes 5 and 19 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data".

Item 3. Legal Proceedings

The Company and its subsidiaries are parties to various claims, legal actions and complaints in the ordinary course of their businesses. In the Company's opinion, all such matters are adequately covered by insurance, are without merit or are of such kind, or involve such amounts, that unfavorable disposition would not have a material adverse effect on the consolidated financial position or results of operations of the Company.

Item 4. Submission of Matter to a Vote of Security Holders

No matters were submitted to a vote of security holders in the fourth quarter of 2008.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchase of Equity Securities

The Company's stock trades on the NASDAQ Global Select Market under the symbol: GBCI. The primary market makers, trading greater than 1.1 million shares during the year, are listed below:

Automated Trading Desk	Banc of America Securities	Barclays Capital Inc./Le
Bloomberg Tradebook LLC	Credit Suisse Securities USA	D.A. Davidson & Co., Inc.
Deutsche Banc Alex Brown	Direct Edge ECN LLC	Goldman, Sachs & Co.
Goldman Sachs Execution & CI	Instinet, LLC	Keefe, Bruyette & Woods, Inc.
Knight Equity Markets, L.P.	Liquidnet, Inc.	Lime Brokerage, LLC
Millenco	Merrill Lynch, Pierce, Fenner	Morgan Stanley & Co., Inc.
Octeg, LLC	RBC Capital Markets Corp.	SG Americas Securities LLC
UBS Securities, LLC.		

The market range of high and low closing prices for the Company's common stock for the periods indicated are shown below. The sale price information has been adjusted retroactively for all stock dividends and splits previously issued. As of December 31, 2008, there were approximately 2,032 shareholders of record of the Company's common stock. Following is a schedule of quarterly common stock price ranges:

	2008		2007	
Quarter	High	Low	High	Low
First...........	$ 20.48	$ 15.54	$ 25.39	$ 22.76
Second........	$ 21.78	$ 15.99	$ 24.61	$ 19.55
Third..........	$ 27.72	$ 14.46	$ 24.00	$ 18.41
Fourth.........	$ 25.36	$ 14.12	$ 23.85	$ 17.57

The Company paid cash dividends on its common stock of $.52 and $.50 per share for the years ended December 31, 2008 and 2007, respectively.

On November 19, 2008, the Company completed the common stock offering of 6,325,000 shares generating net proceeds, after underwriter discounts and offering expenses, of $94.0 million. The proceeds are available to fund possible future acquisitions and for general corporate purposes. Such offering was completed pursuant to the $250 million shelf registration filed with the SEC on November 3, 2008.

Unregistered Securities
There have been no securities of the Company sold within the last three years which were not registered under the Securities Act.

Issuer Stock Purchases
The Company made no stock repurchases during 2008.

Equity Compensation Plan Information
The Company currently maintains two compensation plans that provide for the issuance of the stock-based compensation to officers and other employees and directors. These consist of the 1994 Director Stock Option Plan, amended, and the 2005 Employee Stock Incentive Plan, each of which have been approved by the shareholders. Although the 1995 Employee Stock Option Plan expired in April 2005, there are issued options outstanding that have not been exercised as of year end.

The following table sets forth information regarding outstanding options and shares reserved for future issuance under the foregoing plans as of December 31, 2008:

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants, and rights (1) (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a)) (c)
Equity compensation plans approved by the shareholders	2,628,609	$19.73	3,602,676
Equity compensation plans not approved by shareholders	-	$0	-

(1) Includes shares to be issued upon exercise of options under a plan of Mountain West, which was assumed as a result of the acquisition.

Item 6. Selected Financial Data

The following financial data of the Company are derived from the Company's historical audited financial statements and related notes. The information set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and related notes contained elsewhere in this report.

Summary of Operations and Selected Financial Data

(dollars in thousands, except per share data)	At December 31, 2008	2007	2006	2005	2004	Compounded Annual Growth Rate 1-Year 2008/2007	5-Year 2008/2003
Summary of Financial Condition:							
Total assets $	**5,553,970**	4,817,330	4,471,298	3,708,975	3,013,213	**15.3%**	15.2%
Investment securities, available for sale	**990,092**	700,324	825,637	970,055	1,086,929	**41.4%**	(2.1%)
Loans receivable, net	**4,053,454**	3,557,122	3,165,524	2,397,187	1,701,805	**14.0%**	23.2%
Allowance for loan and lease losses	**(76,739)**	(54,413)	(49,259)	(38,655)	(26,492)	**41.0%**	26.2%
Intangibles	**159,765**	154,264	144,466	87,114	42,315	**3.6%**	30.1%
Deposits	**3,262,475**	3,184,478	3,207,533	2,534,712	1,729,708	**2.4%**	15.3%
Advances from Federal Home Loan Bank	**338,456**	538,949	307,522	402,191	818,933	**(37.2%)**	(15.3%)
Securities sold under agreements to repurchase and other borrowed funds	**1,110,731**	401,621	338,986	317,222	81,215	**176.6%**	76.4%
Stockholders' equity	**676,940**	528,576	456,143	333,239	270,184	**28.1%**	23.3%
Equity per common share*	**11.04**	9.85	8.72	6.91	5.87	**12.1%**	16.1%
Equity as a percentage of total assets	**12.19%**	10.97%	10.20%	8.98%	8.97%	**11.1%**	7.0%

(dollars in thousands, except per share data)	Years ended December 31, 2008	2007	2006	2005	2004	Compounded Annual Growth Rate 1-Year 2008/2007	5-Year 2008/2003
Summary of Operations:							
Interest income $	**302,985**	304,760	253,326	189,985	147,285	**(0.6%)**	18.3%
Interest expense	**90,372**	121,291	95,038	59,978	39,892	**(25.5%)**	18.6%
Net interest income	**212,613**	183,469	158,288	130,007	107,393	**15.9%**	18.1%
Provision for loan losses	**28,480**	6,680	5,192	6,023	4,195	**326.3%**	49.5%
Non-interest income	**61,034**	64,818	51,842	44,626	34,565	**(5.8%)**	12.7%
Non-interest expense	**145,909**	137,917	112,550	90,926	72,133	**5.8%**	17.2%
Earnings before income taxes	**99,258**	103,690	92,388	77,684	65,630	**(4.3%)**	12.1%
Income taxes	**33,601**	35,087	31,257	25,311	21,014	**(4.2%)**	13.1%
Net earnings	**65,657**	68,603	61,131	52,373	44,616	**(4.3%)**	11.6%
Basic earnings per common share*	**1.20**	1.29	1.23	1.12	0.97	**(7.0%)**	7.4%
Diluted earnings per common share*	**1.19**	1.28	1.21	1.09	0.96	**(7.0%)**	7.5%
Dividends declared per share*	**0.52**	0.50	0.45	0.40	0.36	**4.0%**	10.2%

Ratios:	At or for the years ended December 31, 2008	2007	2006	2005	2004
Net earnings as a percent of					
average assets	**1.31%**	1.49%	1.52%	1.52%	1.54%
average stockholders' equity	**11.63%**	13.82%	16.00%	17.62%	17.61%
Dividend payout ratio	**43.33%**	38.76%	36.59%	35.93%	37.36%
Average equity to average asset ratio	**11.23%**	10.78%	9.52%	8.61%	8.75%
Net interest margin on average earning assets (tax equivalent)	**4.70%**	4.50%	4.44%	4.25%	4.18%
Allowance for loan and lease losses as a percent of loans	**1.86%**	1.51%	1.53%	1.59%	1.53%
Allowance for loan and lease losses as a percent of nonperforming assets	**91%**	409%	554%	383%	276%

(dollars in thousands)	At or for the years ended December 31, 2008	2007	2006	2005	2004
Other Data:					
Loans originated and purchased $	**2,456,749**	2,576,260	2,389,341	2,113,777	1,543,595
Loans serviced for others $	**181,351**	177,173	177,518	145,279	174,805
Number of full time equivalent employees	**1,571**	1,480	1,356	1,125	857
Number of offices	**98**	94	93	75	58
Number of shareholders of record	**2,032**	1,992	1,973	1,907	1,784

*revised for stock splits and dividends

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
Year ended December 31, 2008 Compared to December 31, 2007

The following discussion is intended to provide a more comprehensive review of the Company's operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited financial statements and the notes thereto included later in this report.

Highlights and Overview

On December 1, 2008, the Company acquired San Juans which accounted for an increase in total assets of $158 million, including loans, net of the related ALLL, of $139 million, and deposits of $119 million. The acquisition was the first entry into the state of Colorado for the Company. On April 30, 2008, Whitefish merged into Glacier with operations conducted under the Glacier charter. Prior period activity of Whitefish has been combined and included in Glacier's historical results.

On November 19, 2008, the Company completed the common stock offering of 6,325,000 shares generating net proceeds, after underwriter discounts and offering expenses, of $94.0 million. The proceeds are available to fund possible future acquisitions and for general corporate purposes. Such offering was completed pursuant to the $250 million shelf registration filed with the SEC on November 3, 2008.

The Company experienced strong loan growth with gross loans outstanding increasing by $519 million, or 14 percent from the prior year. Without the acquisition, loans increased $377 million, or 10 percent. Investments, including interest bearing deposits and fed funds sold, increased $218 million, or 28 percent, from the prior year.

Non-interest bearing deposits decreased $41 million, or 5 percent, during the year. The Company increased interest bearing deposits by $119 million, or 5 percent. The acquisition of San Juans contributed $22 million and $97 million of the non-interest bearing and interest-bearing deposit growth, respectively. FHLB advances and U. S. Treasury Tax & Loan decreased $200 million and $215 million, respectively, while FRB discount window increased $914 million for a net increase of $499 million as a result of the increase in loan growth exceeding the deposit growth.

Stockholders' equity increased $148 million, or 28 percent, during the year and the Company and each of the bank subsidiaries have remained above the well capitalized levels required by regulators. The primary reasons for the increase include the $94 million common stock offering, earnings retention, acquisition of San Juans, and stock options exercised.

Net earnings for 2008 were $65.657 million, which is a decrease of $2.946 million, or 4 percent, over the prior year. Diluted earnings per share of $1.19 is a decrease of 7 percent from the $1.28 earned in 2007. Included in net earnings for 2008 is a nonrecurring charge of $4.602 million ($7.6 million pre-tax) for other than temporary impairment with respect to investments in Federal Home Loan Mortgage Corporation ("Freddie Mac") preferred stock and Federal National Mortgage Association ("Fannie Mae") common stock and a nonrecurring gain of $1.0 million ($1.7 million pre-tax) from the sale and relocation of Mountain West's office facility in Ketchum, Idaho. Included in 2007 net earnings is a nonrecurring $1.0 million gain ($1.6 million pre-tax) from the sale of Western's Lewistown, Montana branch.

Net interest income for 2008 increased $29 million, or 16 percent, over the prior year. The net interest margin as a percentage of earning assets, on a tax equivalent basis, was 4.70 percent, an increase of 20 basis points over the 4.50 percent for 2007.

Excluding nonrecurring items, the efficiency ratio (non-interest expense / net interest income plus non-interest income) decreased from 56 percent to 52 percent during 2008, a four percentage point improvement.

Looking forward, the Company's future performance will depend on many factors including economic conditions, including the markets the Company serves, interest rate changes, increasing competition for deposits and quality loans, and regulatory burden. The Company's goal of its asset and liability management practices is to maintain or increase the level of net interest income within an acceptable level of interest rate risk.

Financial Condition

Assets

The results of operations and financial condition include the acquisition of San Juans from December 1, 2008. Cash of $9.0 million and 640,000 shares of the Company's common stock were issued in the acquisition. The Company is currently evaluating the fair values of the assets and liabilities acquired. Adjustment of the allocated purchase price may be required for pre-acquisition contingencies of the acquired entity known or discovered during the allocation period, the period of time required to identify and measure the fair values of the assets and liabilities acquired in the business combination. The allocation period is generally limited to one year following consummation of a business combination.

The following table provides information on selected classifications of assets and liabilities acquired:

(Unaudited - $ in thousands)	San Juans
Acquisition Date	December 1, 2008
Total assets	157,648
Investments	1,060
Loans, net of ALLL	139,376
Non-interest bearing deposits	21,453
Interest bearing deposits	97,481

As reflected in the following table, total assets at December 31, 2008 were $5.554 billion, an increase of $737 million, or 15 percent, over the total assets of $4.817 billion at December 31, 2007.

	December 31,			
Assets ($ in thousands)	2008	2007	$ change	% change
Cash on hand and in banks	$ 125,123	$ 145,697	$ (20,574)	-14%
Investments, interest bearing deposits, FHLB stock, FRB stock, and Fed Funds	1,000,224	782,236	217,988	28%
Loans:				
Real estate	838,375	725,854	112,521	16%
Commercial	2,575,828	2,247,303	328,525	15%
Consumer	715,990	638,378	77,612	12%
Total loans	4,130,193	3,611,535	518,658	14%
Allowance for loan and lease losses	(76,739)	(54,413)	(22,326)	41%
Total loans net of allowance for loan and lease losses	4,053,454	3,557,122	496,332	14%
Other assets	375,169	332,275	42,894	13%
Total Assets	$ 5,553,970	$ 4,817,330	$ 736,640	15%

At December 31, 2008, total loans were $4.130 billion, an increase of $519 million, or 14 percent, over total loans of $3.612 billion at December 31, 2007. Excluding the loan growth attributable to San Juans of $145 million, the loan portfolio increased organically 10 percent for 2008. During the year, commercial loans grew the most with an increase of $329 million, or 15 percent, followed by real estate loans, which increased $113 million, or 16 percent, and consumer loans, which are primarily comprised of home equity loans, increasing by $78 million, or 12 percent from the December 31, 2007.

Investment securities, including interest bearing deposits in other financial institutions and federal funds sold, have increased $218 million, or 28 percent, from December 31, 2007. Investment securities represented 18 percent of total assets at December 31, 2008, versus 16 percent of total assets the prior year.

The following table summarizes the major asset components as a percentage of total assets as of December 31, 2008, 2007, and 2006:

	December 31,		
Assets:	**2008**	2007	2006
Cash, and cash equivalents, investment securities, FHLB and FRB stock	**20.3%**	19.2%	22.3%
Real estate loans	**15.0%**	15.0%	17.5%
Commercial loans	**45.3%**	45.8%	40.6%
Consumer loans	**12.7%**	13.1%	12.7%
Other assets	**6.7%**	6.9%	6.9%
	100.0%	100.0%	100.0%

The mix of assets has remained relatively stable with the largest change of 1.1 percent increase in cash, cash equivalents, investment securities, FHLB and FRB stock.

Liabilities

The following table summarizes the liability balances as of December 31, 2008 and 2007, the amount of change, and percentage change during 2008:

	December 31,			
Liabilities ($ in thousands)	2008	2007	$ change	% change
Non-interest bearing deposits	$ 747,439	$ 788,087	$ (40,648)	-5%
Interest-bearing deposits	2,515,036	2,396,391	118,645	5%
Advances from Federal Home Loan Bank	338,456	538,949	(200,493)	-37%
Securities sold under agreements to repurchase and other borrowed funds	1,110,731	401,621	709,110	177%
Other liabilities	44,331	45,147	(816)	-2%
Subordinated debentures	121,037	118,559	2,478	2%
Total liabilities	$ 4,877,030	$ 4,288,754	$ 588,276	14%

As of December 31, 2008, non-interest bearing deposits decreased $41 million, or 5 percent, from December 31, 2007. Interest bearing deposits increased $119 million, or 5 percent for the year. FHLB advances at December 31, 2008 decreased $200 million, or 37 percent, from December 31, 2007. Repurchase agreements and other borrowed funds were $1.1 billion at December 31, 2008, an increase of $709 million, or 177 percent, from December 31, 2007. Included in this latter category are U.S. Treasury Tax and Loan funds of $6 million at December 31, 2008, a decrease of $215 million from December 31, 2007. Also, included in this category are FRB discount window borrowings of $914 million at December 31, 2008. There were no FRB discount window borrowings at December 31, 2007.

The following table summarizes the major liability and equity components as a percentage of total liabilities and equity as of December 31, 2008, 2007, and 2006:

	December 31,		
Liabilities and Stockholders' Equity:	**2008**	2007	2006
Deposit accounts	**58.7%**	66.1%	71.7%
FHLB advances	**6.1%**	11.2%	6.9%
FRB discount window	**16.5%**	0.0%	0.0%
U.S. Treasury Tax and Loan funds	**0.1%**	4.6%	3.7%
Other borrowings and repurchase agreements	**3.4%**	3.7%	3.9%
Subordinated debentures	**2.2%**	2.5%	2.6%
Other liabilities	**0.8%**	0.9%	0.9%
Stockholders' equity	**12.2%**	11.0%	10.3%
	100.0%	100.0%	100.0%

The deposits have decreased from 66.1 percent at December 31, 2007 to 58.7 percent at December 31, 2008. Although the Banks remain focused on growing and retaining deposits, the increased need for funding asset growth was met with alternative low cost borrowings. This resulted in the change in the percentage relationships among the funding sources since prior year. Stockholders' equity as a percentage of total liabilities and stockholders' equity increased throughout the year, primarily a result of the $94 million common stock offering, the acquisition of San Juans and retention of earnings.

Stockholders' Equity	December 31,			
($ in thousands, except per share data)	2008	2007	$ change	% change
Common equity	$ 678,183	$ 525,459	$ 152,724	29%
Accumulated other comprehensive (loss) income	(1,243)	3,117	(4,360)	-140%
Total stockholders' equity	676,940	528,576	148,364	28%
Core deposit intangible, net, and goodwill	(159,765)	(154,264)	(5,501)	4%
Tangible stockholders' equity	$ 517,175	$ 374,312	$ 142,863	38%
Stockholders' equity to total assets	12.19%	10.97%		
Tangible stockholders' equity to total tangible assets	9.59%	8.03%		
Book value per common share	$ 11.04	$ 9.85	$ 1.19	12%
Tangible book value per common share	$ 8.43	$ 6.98	$ 1.45	21%
Market price per share at end of year	$ 19.02	$ 18.74	$ 0.28	1%

Stockholders' Equity

Total stockholders' equity and book value per share amounts have increased $148 million and $1.19 per share, respectively, from December 31, 2007, the result of earnings retention and exercised stock options, common stock issued for the acquisition of San Juans, and $94 million in net proceeds from the Company's November equity offering of 6,325,000 shares of common stock at a price of $15.50 per share. Tangible stockholders equity has increased $143 million, or 38 percent since December 31, 2007, with tangible stockholders' equity at 9.59 percent of total tangible assets at December 31, 2008, up from 8.03 percent at December 31, 2007. Accumulated other comprehensive income, representing net unrealized gains or losses (net of tax) on investment securities designated as available for sale, decreased $4 million from December 31, 2007.

Results of Operations

Revenue summary
($ in thousands)

	Years ended December 31,			
	2008	2007	$ change	% change
Net interest income				
Interest income	$ 302,985	$ 304,760	$ (1,775)	-1%
Interest expense	90,372	121,291	(30,919)	-25%
Total net interest income	212,613	183,469	29,144	16%
Non-interst income:				
Service charges, loan fees, and other fees	47,506	45,486	2,020	4%
Gain on sale of loans	14,849	13,283	1,566	12%
Loss on investments	(7,345)	(8)	(7,337)	91713%
Other income	6,024	6,057	(33)	-1%
Total non-interest income	61,034	64,818	(3,784)	-6%
	$ 273,647	$ 248,287	$ 25,360	10%
Net interest margin (tax equivalent)	4.70%	4.50%		

Net Interest Income
Net interest income for the current year increased $29 million, or 16 percent, over the same period in 2007. Total interest income decreased $1.8 million, or 1 percent, for the current year, while total interest expense decreased $31 million, or 25 percent, over the same period in 2007. The decrease in interest expense is primarily attributable to the rate decreases on interest bearing deposits and lower cost borrowings. The net interest margin as a percentage of earning assets, on a tax equivalent basis, was 4.70 percent, an increase of 20 basis points from the 4.50 percent for the same period in 2007.

Non-interest Income
Total non-interest income decreased $4 million, or 6 percent in 2008. Excluding the current year nonrecurring items, consisting of the $7.6 million charge for other than temporary impairment on the Freddie Mac and Fannie Mae securities, the $1.7 million gain from the sale and relocation of Mountain West's branch in Ketchum, Idaho, the first quarter $248 thousand combined gain from the sale of Principal Financial Group stock and mandatory redemption of a portion of Visa, Inc. shares, and also excluding the prior year nonrecurring $1.6 million gain from the first quarter sale of Western's Lewistown, Montana branch, non-interest income for 2008 increased $3.5 million from the same period in 2007. Fee income increased $2 million, or 4 percent, over last year, driven primarily by an increased number of loan and deposit accounts, as well as additional products and service offerings. Gain on sale of loans increased $2 million, or 12 percent, from last year.

Non-interest expense summary
($ in thousands)

	Years ended December 31,			
	2008	2007	$ change	% change
Compensation and employee benefits and related expense	$ 82,027	$ 79,070	$ 2,957	4%
Occupancy and equipment expense	21,674	19,152	2,522	13%
Advertising and promotions	6,989	6,306	683	11%
Outsourced data processing	2,508	2,755	(247)	-9%
Core deposit intangibles amortization	3,051	3,202	(151)	-5%
Other expenses	29,660	27,432	2,228	8%
Total non-interest expense	$ 145,909	$ 137,917	$ 7,992	6%

Non-interest Expense
Non-interest expense increased in 2008 by $8 million, or 6 percent, compared to 2007. Included in 2007 is approximately $500,000 of non-recurring expenses and costs, including overtime, associated with the January 2007 merger of three of the five CDC subsidiaries into the Company's subsidiaries, and related operating system conversions. Compensation and employee benefit expense increased $3 million, or 4 percent, from 2007, such increase attributable to the increase in full-time equivalent employees from 1,480 to 1,571 in 2008. Occupancy and equipment expense increased $3 million, or 13 percent, while other expenses increased $2 million, or 8 percent, since December 31, 2007, reflecting the addition of San Juans in December, cost of additional locations and facility upgrades. Advertising and promotion

expense increased $683 thousand, or 11 percent, from 2007, due primarily to branch promotions and the banks continuing focus on attracting and retaining non-interest bearing and other low cost deposits.

Efficiency Ratio

Excluding nonrecurring items, the efficiency ratio (non-interest expense / net interest income plus non-interest income) decreased from 56 percent to 52 percent during 2008, a four percentage point improvement.

Credit quality information (\$ in thousands)	December 31, 2008	December 31, 2007
Allowance for loan and lease losses	$ 76,739	$ 54,413
Real estate and other assets owned	11,539	2,043
Accruing Loans 90 days or more overdue	8,613	2,685
Non-accrual loans	64,301	8,560
Total non-performing assets	84,453	13,288
Allowance for loan and lease losses as a percentage of non-performing assets	91%	409%
Non-performing assets as a percentage of total bank assets	1.46%	0.27%
Allowance for loan and lease losses as a percentage of total loans	1.86%	1.51%
Net charge-offs as a percentage of loans	0.213%	0.060%
Accruing Loans 30-89 days or more overdue	$ 54,787	$ 45,490

Provision for loan and lease losses

At December 31, 2008, the ALLL was $76.739 million, an increase of $22 million, or 41 percent, from a year ago. The provision for loan and lease loss expense was $28.5 million for 2008, an increase of $21.8 million, or 326 percent, from 2007. Net charged-off loans for the year were $8.779 million, compared to $2.165 million of net charged-off loans during 2007. Loan portfolio growth, composition, average loan size, credit quality considerations, and other environmental factors will determine the level of additional provision expense.

Non-performing assets as a percentage of the Bank's assets at December 31, 2008 were 1.46 percent, up from .27 percent at December 31, 2007. These ratios compare favorably to the FRB peer group average of 1.97 percent at December 31, 2008 and the peer group average of .80 percent at December 31, 2007. Most of the Company's non-performing assets are secured by real estate. Based on the most current information available to management, including updated appraisals where appropriate, the Company believes the value of the underlying real estate collateral is adequate to minimize significant charge-offs or loss to the Company. For collateral dependent loans, impairment is measured by the fair value of the collateral.

The allowance was 1.86 percent of total loans outstanding at December 31, 2008, up from 1.51 percent at December 31, 2007. The allowance was 91 percent of non-performing assets at December 31, 2008, down from 409 percent a year ago.

For additional information regarding the loan portfolio and ALLL, see lending activity in "Item 1 – Business".

Management's Discussion and Analysis of the Results of Operations
Year ended December 31, 2007 Compared to December 31, 2006

Revenue summary
($ in thousands)

	Years ended December 31,			
	2007	2006	$ change	% change
Net interest income				
Interest income	$ 304,760	$ 253,326	$ 51,434	20%
Interest expense	121,291	95,038	26,253	28%
Total net interest income	183,469	158,288	25,181	16%
Fees and other revenue:				
Service charges, loan fees, and other fees	45,486	37,072	8,414	23%
Gain on sale of loans	13,283	10,819	2,464	23%
Loss on sale of investments	(8)	(3)	(5)	167%
Other income	6,057	3,954	2,103	53%
Total non-interest income	64,818	51,842	12,976	25%
	$ 248,287	$ 210,130	$ 38,157	18%
Net interest margin (tax equivalent)	4.50%	4.44%		

Net Interest Income
Net interest income for the year increased $25.181 million, or 16 percent, over 2006. Total interest income increased $51.434 million, or 20 percent, while total interest expense increased $26.253 million, or 28 percent. The increase in interest expense is primarily attributable to the volume and rate increases in interest bearing deposits. The net interest margin as a percentage of earning assets, on a tax equivalent basis, was 4.50 percent which is an increase of 6 basis points over the 4.44 percent for 2006. The net interest margin calculation has been revised to account for intercompany elimination entries and previously reported net interest margins have been adjusted to reflect such change.

Non-interest Income
Total non-interest income increased $12.976 million, or 25 percent in 2007. Fee income increased $8.414 million, or 23 percent, over last year, driven primarily by an increased number of loan and deposit accounts, acquisitions, and additional customer products and services offered. Gain on sale of loans increased $2.464 million, or 23 percent, from last year. Loan origination volume, especially in the first half of 2007, was robust versus historical standards. Other income increased $2.103 million, or 53 percent, over the same period in 2006. Such increase includes a gain of $1.6 million from the January 19, 2007 sale of Western's Lewistown branch, a regulatory requirement imposed to complete the acquisition of CDC.

Non-interest expense summary
($ in thousands)

	Years ended December 31,			
	2007	2006	$ change	% change
Compensation and employee benefits and related expense	$ 79,070	$ 65,419	$ 13,651	21%
Occupancy and equipment expense	19,152	15,268	3,884	25%
Advertising and promotions	6,306	5,468	838	15%
Outsourced data processing	2,755	2,788	(33)	-1%
Core deposit intangibles amortization	3,202	2,024	1,178	58%
Other expenses	27,432	21,583	5,849	27%
Total non-interest expense	$ 137,917	$ 112,550	$ 25,367	23%

Non-interest Expense

Non-interest expense increased by $25.367 million, or 23 percent, from 2006. Compensation and benefit expense increased $13.651 million, or 21 percent, which is primarily attributable to increased staffing levels, including staffing from the acquisitions of Morgan and CDC during 2006 and North Side in 2007, de novo branches, increased compensation, including production based commissions, and benefits, including health insurance, and overtime associated with the merger and operating systems conversions in the first half of 2007. Included in 2007 are approximately $500,000 of non-recurring expenses and costs associated with the January 26, 2007 merger of three of the five CDC subsidiaries into the Company's subsidiaries. Occupancy and equipment expense increased $3.884 million, or 25 percent, reflecting the acquisitions, cost of additional locations and facility upgrades. Other expenses increased $6.687 million, or 25 percent, primarily from acquisitions, additional marketing expenses, costs associated with new branch offices and other general and administrative costs. The efficiency ratio (non-interest expense/net interest income plus non-interest income) increased to 56 percent from 54 percent during 2006.

Credit quality information (\$ in thousands)	December 31, 2007	December 31, 2006
Allowance for loan and lease losses	$ 54,413	$ 49,259
Real estate and other assets owned	2,043	1,484
Accruing Loans 90 days or more overdue	2,685	1,345
Non-accrual loans	8,560	6,065
Total non-performing assets	13,288	8,894
Allowance for loan and lease losses as a percentage of non-performing assets	409%	554%
Non-performing assets as a percentage of total assets	0.27%	0.19%
Allowance for loan and lease losses as a percentage of total loans	1.51%	1.53%
Net charge-offs as a percentage of loans	0.060%	0.021%

Provision for loan and lease losses

Non-performing assets as a percentage of total bank assets at December 31, 2007 were .27 percent, up from .19 percent at December 31, 2006. These ratios compare favorably to the FRB Peer Group average of .80 percent at December 31, 2007. The ALLL was 409 percent of non-performing assets at December 31, 2007, down from 554 percent a year ago. The allowance, including $639 thousand from acquisitions, has increased $5.2 million, or 10.5 percent, from a year ago. The allowance of $54.413 million is 1.51 percent of December 31, 2007 total loans outstanding, down from 1.53 percent in the fourth quarter last year. The provision for loan loss expense was $6.680 million for 2007, an increase of $1.488 million, from 2006. Net charged off loans were $2.165 million, or .06 percent of loans, for 2007 which is higher than the $680 thousand of net charge offs, or .02 percent, in 2006. Loan growth, average loan size, and credit quality considerations will determine the level of additional provision expense.

Additional Management's Discussion and Analysis

Effect of inflation and changing prices

Generally accepted accounting principles require the measurement of financial position and operating results in terms of historical dollars, without consideration for change in relative purchasing power over time due to inflation. Virtually all assets of a financial institution are monetary in nature; therefore, interest rates generally have a more significant impact on a company's performance than does the effect of inflation.

Commitments

In the normal course of business, there are various outstanding commitments to extend credit, such as letter of credits and un-advanced loan commitments, and lease obligation commitments, which are not reflected in the accompanying consolidated financial statements. Management does not anticipate any material losses as a result of these transactions. The Company has outstanding debt maturities, the largest of which are FRB discount window and FHLB advances. For the maturity schedule of advances and schedule of future minimum rental payments see Notes 8 and 19, respectively, to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

The following table represents the Company's contractual obligations as of December 31, 2008:

		Payments Due by Period						
(dollars in thousands)	Total	Indeterminate Maturity (1)	2009	2010	2011	2012	2013	Thereafter
Deposits	$ 3,262,475	2,322,699	790,844	84,937	39,316	12,564	9,397	2,718
FHLB advances	338,456	-	178,159	815	350	82,000	-	77,132
FRB discount window	914,000	-	914,000	-	-	-	-	-
Repurchase agreements	188,363	-	188,363	-	-	-	-	-
Subordinated debentures	121,037	-	-	-	-	-	-	121,037
Capital lease obligations	3,345	-	229	231	233	235	238	2,179
Operating lease obligations	17,130	-	2,488	2,372	2,053	1,555	1,313	7,349
	$ 4,844,806	2,322,699	2,074,083	88,355	41,952	96,354	10,948	210,415

(1) Represents interest and non-interest bearing checking, money market, and savings accounts

Market Risk

Market risk is the risk of loss in a financial instrument arising from adverse changes in market rates/prices such as interest rates, foreign currency exchange rates, commodity prices, and equity prices. The Company's primary market risk exposure is interest rate risk. The ongoing monitoring and management of this risk is an important component of the Company's asset/liability management process which is governed by policies established by its Board of Directors that are reviewed and approved annually. The Board of Directors delegates responsibility for carrying out the asset/liability management policies to the Asset/Liability Committee (ALCO). In this capacity, ALCO develops guidelines and strategies impacting the Company's asset/liability management related activities based upon estimated market risk sensitivity, policy limits and overall market interest rate levels/trends.

Interest Rate Risk

The objective of interest rate risk management is to contain the risks associated with interest rate fluctuations. The process involves identification and management of the sensitivity of net interest income to changing interest rates. Managing interest rate risk is not an exact science. The interval between repricing of interest rates of assets and liabilities changes from day to day as the assets and liabilities change. For some assets and liabilities, contractual maturity and the actual cash flows experienced are not the same. A good example is residential mortgages that have long term contractual maturities but may be repaid well in advance of the maturity when current prevailing interest rates become lower than the contractual rate. Interest-bearing deposits without a stated maturity could be withdrawn after seven days. However, the Banks' experience indicates that these funding pools have a much longer duration and are not as sensitive to interest rate changes as other financial instruments. Prime based loans generally have rate changes when the FRB changes short term interest rates. However, depending on the magnitude of the rate change and the relationship of the current rates to rate floors and rate ceilings that may be in place on the loans, the loan rate may not change.

GAP analysis

The following table gives a description of our GAP position for various time periods. As of December 31, 2008, the Company had a negative GAP position at six months and a negative GAP position at twelve months. The cumulative GAP as a percentage of total assets for six months is a negative 14.07 percent which compares to a negative 8.67 percent at December 31, 2007 and a negative 6.11 percent at December 31, 2006. The table also shows the GAP earnings sensitivity, and earnings sensitivity ratio, along with a brief description as to how they are calculated. The methodology used to compile this GAP information is based on the Company's mix of assets and liabilities and the historical experience accumulated regarding their rate sensitivity.

(dollars in thousands)	Projected maturity or repricing 0-6 Months	6-12 Months	1 - 5 years	More than 5 years	Total
Assets:					
Interest bearing deposits and federal funds sold $	10,132	-	-	-	10,132
Investment securities	27,329	14,917	217,714	174,717	434,677
Mortgage-backed securities	164,724	99,285	172,686	57,775	494,470
FHLB stock and FRB stock	-	-	48,331	12,614	60,945
Floating rate loans	1,310,879	242,207	928,138	84,318	2,565,542
Fixed rate loans	512,140	326,834	635,389	98,311	1,572,674
Total interest bearing assets $	2,025,204	683,243	2,002,258	427,735	5,138,440
Liabilities:					
Interest-bearing deposits	1,463,647	213,556	140,849	696,984	2,515,036
FHLB advances	175,928	2,271	83,124	77,133	338,456
FRB discount window	914,000	-	-	-	914,000
Repurchase agreements and other borrowed funds	194,709	23	222	1,777	196,731
Subordinated debentures	-	-	-	121,037	121,037
Total interest bearing liabilities $	2,748,284	215,850	224,195	896,931	4,085,260
Repricing gap $	(723,080)	467,393	1,778,063	(469,196)	1,053,180
Cumulative repricing gap $	(723,080)	(255,687)	1,522,376	1,053,180	
Cumulative gap as a % of interest bearing assets	-14.07%	-4.98%	29.63%	20.50%	
Gap Earnings Sensitivity (1) $		(1,550)			
Gap Earnings Sensitivity Ratio (2)		-2.36%			

(1) Gap Earnings Sensitivity is the estimated effect on earnings, after taxes of 39.39 percent, of a 1 percent increase or decrease in interest rates (1 percent of ($255,687 - $100,715))

(2) Gap Earnings Sensitivity Ratio is Gap Earnings Sensitivity divided by the 2008 net earnings of $65,657. A 1 percent increase in interest rates has this estimated percentage decrease on annual net earnings.

This table estimates the repricing maturities of the Company's assets and liabilities, based upon the Company's assessment of the repricing characteristics of the various instruments. Interest-bearing checking and regular savings are included in the categories that reflect the interest rate sensitivity of the individual programs and if the deposits are not clearly rate sensitive, the deposits are included in the more than 5 years category. Money market balances are included in the less than 6 months category. Mortgage-backed securities are categorized based on the anticipated principal payments.

Net interest income simulation

The traditional one-dimensional view of GAP is not sufficient to show a bank's ability to withstand interest rate changes. Because of limitations in GAP modeling the ALCO of the Company uses a detailed and dynamic simulation model to quantify the estimated exposure of net interest income (NII) to sustained interest rate changes. While ALCO routinely monitors simulated NII sensitivity over a rolling two-year horizon, it also utilizes additional tools to monitor potential longer-term interest rate risk. The simulation model captures the impact of changing interest rates on the interest income received and interest expense paid on all assets and liabilities reflected on the Company's statement of financial condition. This sensitivity analysis is compared to ALCO policy limits which specify a maximum tolerance level for NII exposure over a one year horizon, assuming no balance sheet growth, given a 200 basis point (bp) upward and 200bp or 100bp downward shift in interest rates. A parallel and pro rata shift in rates over a 12-month period is assumed as a benchmark. Other non-parallel rate movement scenarios are also modeled to determine the potential impact on net interest income. The following reflects the Company's NII sensitivity analysis as of December 31, 2008 and 2007 as compared to the 10 percent policy limit approved by the Company's and Banks' Board of Directors.

+200 bp		2008	2007
Estimated sensitivity		-4.6%	-2.8%
Estimated decrease in net interest income	$	(9,950)	(5,155)
-100 bp and -200 bp (1)			
Estimated sensitivity		1.1%	1.5%
Estimated increase in net interest income	$	2,381	2,770

(1) -100 bp and -200 bp for the years ended December 31, 2008 and 2007, respectively

The preceding sensitivity analysis does not represent a forecast and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of assets and liability cash flows, and others. While assumptions are developed based upon current economic and local market conditions, the Company cannot make any assurances as to the predictive nature of these assumptions including how customer preferences or competitor influences might change. Also, as market conditions vary from those assumed in the sensitivity analysis, actual results will also differ due to prepayment/refinancing levels likely deviating from those assumed, the varying impact of interest rate change caps or floors on adjustable rate assets, the potential effect of changing debt service levels on customers with adjustable rate loans, depositor early withdrawals and product preference changes, and other internal/external variables. Furthermore, the sensitivity analysis does not reflect actions that ALCO might take in responding to or anticipating changes in interest rates.

Liquidity Risk

Liquidity risk is the possibility that the Company will not be able to fund present and future obligations. The objective of liquidity management is to maintain cash flows adequate to meet current and future needs for credit demand, deposit withdrawals, maturing liabilities and corporate operating expenses. The principal source of the Company's cash revenues are dividends received from the Company's bank subsidiaries. The payment of dividends is subject to government regulation, in that regulatory authorities may prohibit banks and bank holding companies from paying dividends which would constitute an unsafe or unsound banking practice. The bank subsidiaries' source of funds is generated by deposits, principal and interest payments on loans, sale of loans and securities, short and long-term borrowings, and net earnings. In addition, all of the bank subsidiaries are members of the FHLB. As of December 31, 2008, the bank subsidiaries had $774 million of available FHLB credit of which $338 million was utilized. The banking subsidiaries may also borrow funds from the FRB discount window or from the U.S. Treasury Tax and Loan program of which the banks have remaining borrowing availability of $302 million and $409 million, respectively. Management of the Company has a wide range of versatility in managing the liquidity and asset/liability mix for each bank subsidiary as well as the Company as a whole.

Capital Resources and Adequacy

Maintaining capital strength has been a long term objective. Ample capital is necessary to sustain growth, provide protection against unanticipated declines in asset values, and to safeguard the funds of depositors. Capital also is a source of funds for loan demand and enables the Company to effectively manage its assets and liabilities. Shareholders' equity increased $148 million during 2008, or 28 percent, the net result of earnings of $66 million, a public offering of stock of $94 million, common stock issued for the acquisition of San Juans, stock options exercised, less cash dividend payments and a decrease of $4 million resulting from the net unrealized losses on available-for-sale investment securities. The FRB has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in supervising a bank holding company.

The following table illustrates the FRB capital adequacy guidelines and the Company's compliance with those guidelines as of December 31, 2008.

CONSOLIDATED (Dollars in thousands)		Tier 1 (Core) Capital	Total Capital		Leverage Capital
Total stockholder's equity	$	676,940	676,940		676,940
Less: Goodwill and intangibles		(158,946)	(158,946)		(158,946)
Plus: Allowance for loan and lease losses		-	56,230		-
Accumulated other comprehensive					
Unrealized loss on AFS securities		1,244	1,244		1,244
Subordinated debentures		121,037	121,037		121,037
Regulatory capital computed	$	640,275	696,505		640,275
Risk weighted assets	$	4,477,928	4,477,928		
Total adjusted average assets				$	5,170,300
Capital as % of risk weighted assets		14.30%	15.55%		12.38%
Regulatory "well capitalized" requirement		6.00%	10.00%		5.00%
Excess over "well capitalized" requirement		8.30%	5.55%		7.38%

For additional information see Note 11 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data." Dividend payments were increased by $.02 per share, or 4 percent in 2008. The payment of dividends is subject to government regulation in that regulatory authorities may prohibit banks and bank holding companies from paying dividends that would constitute an unsafe or unsound banking practice.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States often requires management to use significant judgments as well as subjective and/or complex measurements in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The Company considers its accounting policy for the ALLL and determination of whether an investment security is temporarily or other-than-temporarily impaired to be its only critical accounting policies.

Allowance for Loan and Lease Losses Accounting Policy and Analysis

The Banks' charge-off policy is consistent with bank regulatory standards. Consumer loans generally are charged off when the loan becomes over 120 days delinquent. Real estate acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until such time as it is sold. When such property is acquired, it is recorded at estimated fair value, less estimated cost to sell. Any write-down at the time of recording real estate owned is charged to the ALLL. Any subsequent write-downs are charged to current expense.

The balance of the ALLL is an estimate of probable credit losses that have occurred in the loan and lease portfolio as of the date of the consolidated financial statements before losses have been confirmed. The balance of the ALLL is highly dependent upon management's internal risk classifications, evaluations of borrowers' current and prospective performance, appraisals and other variables affecting the quality of the loan and lease portfolio. Changes in management's estimates and assumptions are reasonably possible and may have a material impact upon the Company's consolidated financial statements, results of operations or liquidity.

It is the Company's policy to provide an ALLL for estimated losses on loans and leases based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Adverse situations that may affect specific borrowers' ability to repay;
- Current collateral values, where appropriate;
- Delinquencies and non-performing loans;

- Amount and timing of future cash flows expected on impaired loans;
- Criticized and classified loans;
- Credit concentrations by credit type, industry, geography;
- Recoveries and dispositions of balances previously charge-off;
- Volume and terms of loans;
- Loan size and complexity;
- Competition and bank size;
- Local market areas and national economic conditions;
- Effects of changes in lending policies and procedures;
- Experience, ability, and depth of lending management and credit administration staff; and
- Effects of legal and regulatory developments.

Individually significant loans and major lending areas are reviewed periodically to determine potential problems at an early date. The ALLL is increased by charges to earnings and decreased by charge-offs (net of recoveries). For additional information regarding the ALLL, its relation to the provision for loan and lease losses and risk related to asset quality, see Note 4 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Other-Than-Temporary Loss on Securities Accounting Policy and Analysis

The Company views the determination of whether an investment security is temporarily or other-than-temporarily impaired as a critical accounting policy, as the estimate is susceptible to significant change from period to period because it requires management to make significant judgments, assumptions and estimates in the preparation of its consolidated financial statements. The Company assesses individual securities in its investment securities portfolio for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant. An investment is impaired if the fair value of the security is less than its carrying value at the financial statement date. If impairment is determined to be other-than-temporary, an impairment loss is recognized by reducing the amortized cost basis to fair value and as a charge to earnings.

Management considers whether an investment security is other-than-temporarily impaired under the guidance promulgated in FSP SFAS 115 and SFAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and the guidance from the Securities and Exchange Commission found in Staff Accounting Bulletin Topic 5M.

In evaluating impaired securities for other-than-temporary impairment losses, management considers, among other things, (i) the severity and duration of the impairment, (ii) the credit ratings of the security, (iii) the overall deal structure, including the Company's position within the structure, the overall and near term financial performance of the issuer and underlying collateral, delinquencies, defaults, loss severities, recoveries, prepayments, cumulative loss projections, discounted cash flows and fair value estimates. The Company also considers its intent and ability to retain the investment security for a period of time sufficient to allow for anticipated recovery in fair value. In so doing, the Company considers (i) contractual constraints, liquidity and capital needs of the Company, and (ii) management's approach to managing the investment portfolio including intent, if any, to dispose of impaired investment securities in periods subsequent to the impairment analysis date.

The Company believes that macroeconomic conditions occurring in 2008 have unfavorably impacted the fair value of certain debt securities in its investment portfolio. For securities with limited or inactive markets, the impact of these macroeconomic conditions upon fair value estimates includes higher risk-adjusted discount rates and downgrades in credit ratings provided by nationally recognized credit rating agencies, (e.g., Moody's, S&P, and Fitch).

Equity securities owned at year end 2008 consisted of stock issued by the Federal Home Loan Bank and the Federal Reserve Bank, such shares measured at cost for fair value purposes in recognition of the transferability restrictions imposed by the issuers. In addition, the Company owns 150,000 shares of Series O preferred stock issued by Federal Home Loan Mortgage Corporation (Freddie Mac) and 1,200 shares of common stock issued by the Federal National Mortgage Association (Fannie Mae). The Freddie Mac and Fannie Mae stock had a cost basis of $0 at year end due to the recognition of an other-than-temporary impairment charge against earnings at September 30, 2008 for the entire amount of the Company's investment therein. Hence, none of the equity securities were impaired at year end 2008.

As of December 31, 2008, the Company's investment portfolio had 268 debt securities, the fair values of which had declined below amortized cost by $16.271 million, or 6%, of the value of temporarily impaired investment securities. The Company stratified the 268 debt securities for both severity and duration of impairment. With respect to severity, 83 debt securities had impairment that exceeded 5 percent of the respective book values, of which 13 had impairment that exceeded 15 percent of the respective book values at year end 2008. 3 of the 83 debt securities had impairment that exceeded 30 percent of the respective book values at year end 2008, the aggregate unrealized loss of which was $1,665,000. The remaining 193 debt securities had impairment that was 5 percent or less of the respective book values as of year end 2008.

With respect to duration of the impairment, the Company identified 14 debt securities which have been continuously impaired during 2008. The valuation history of such securities in the prior year(s) was also reviewed to determine the number of months in prior year(s) in which the identified securities were in an unrealized loss position. The most notable of these 14 securities is a non-guaranteed, non-Agency CMO which had an unrealized loss of $505,000. 12 of the 14 securities are mortgage-backed securities issued by U.S. government sponsored agencies, i.e., GNMA, FNMA, FHLMC and SBA, the aggregate unrealized loss of which was $186,000.

Among the 268 debt securities with impairment at year end 2008 are 18 non-guaranteed, non-Agency issued CMO tranches, each of which have been continuously rated AAA since inception. 11 of the 18 CMOs tranches are collateralized by 30 year fixed residential mortgages considered to be "Prime," and 7 are collateralized by 30 year fixed residential mortgages considered to be "ALT – A." Moreover, none of the underlying mortgage collateral is considered "subprime."

In assessing the various factors identified above, the Company evaluated the fair value estimates provided by third party vendors, including models and methodology, for appropriate consideration of both observable and unobservable inputs, including appropriately adjusted discount rates and credit spreads for securities with limited or inactive markets. The Company obtained independent estimates of inputs, including cash flows, in supplement to third party vendor provided information. The Company also reviewed financial statements of issuers, with follow up discussions with issuers' management for clarification and verification of information relevant to the Company's impairment analysis.

With respect to the Company's intent and ability to hold the securities impaired at December 31, 2008, the Company had no present intent to sell any of such securities. During 2008, the Company also continued its historical approach to managing the investment portfolio, i.e., to "buy and hold" securities to maturity, although such securities may be sold given that all of the securities held in the investment portfolio are designated as "available for sale." In 2008, the Company sold only 1 security at neither gain nor loss for proceeds of $97,002,000. Such security was acquired and held for 7 days as collateral to support a borrowing at the U.S Treasury Tax and Loan program. Sales of securities in 2007 occurred with respect to entire investment portfolios of acquired banks following mergers into the Company's existing bank subsidiaries. Such sales occurred in recognition that the acquired portfolios of investments were not consistent with the Company's Investment Policy and Asset Liability Management Policy. During 2006, the only investment security sold was a bond issued by General Motors, the risk profile of which was not consistent with the Company's revised Investment Policy.

Based on the analysis of its impaired debt securities, the Company determined it was probable the Company will fully recover the amortized cost of the securities, and that none of such securities had other-than-temporary impairment.

Fair Value Measurements

On January 1, 2008, the Company adopted SFAS 157, *Fair Value Measurements,* which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

On a recurring basis, the Company measures investment securities in accordance with SFAS 157. The fair value of such investments is estimated by obtaining quoted market prices for identical assets, where available. If such prices are not available, fair value is based on independent asset pricing services and models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections, and cash flows. For those securities where greater reliance on unobservable inputs occurs, such securities are classified as Level 3 within the hierarchy.

In performing due diligence reviews of the independent asset pricing services and models for investment securities, the Company reviewed the vendors' inputs for fair value estimates and the recommended assignments of levels within the fair value hierarchy. The Company's review included the extent to which markets for investment securities were determined to have limited or no activity, or was judged to be an active market. The Company reviewed the extent to which observable and unobservable inputs were used as well as the appropriateness of the underlying assumptions about risk that a market participant would use in active markets, with adjustments for limited or inactive markets. In considering the inputs to the fair value estimates, the Company placed less reliance on quotes that were judged to not reflect market transactions, or were non-binding indications. The Company made independent inquires of other knowledgeable parties in testing the reliability of the inputs, including consideration for illiquidity, credit risk, and cash flow estimates. In assessing credit risk, the Company reviewed payment performance, collateral adequacy, credit rating histories, and issuers' financial statements with follow-up discussion with issuers. For those markets determined to be inactive, the valuation techniques used were models for which management verified that discount rates were appropriately adjusted to reflect illiquidity and credit risk. The Company independently obtained cash flow estimates that were stressed at levels that exceeded those used by independent third party pricing vendors. Based on the Company's due diligence review, investment securities are placed in the appropriate hierarchy levels with adjustment to vendors' recommendations made as necessary. Most notably, the Company determined that its collateralized debt obligation securities, i.e., trust preferred securities, were illiquid due to inactive markets (i.e., due to the absence of trade volume during 2008), the fair values of which had significant reliance on unobservable inputs, and therefore were classified as Level 3 within the hierarchy.

On a non-recurring basis, the Company measures impaired loans in accordance with SFAS 157. Allowable methods for estimating fair value of impaired loans include using the fair value of the collateral for collateral dependent loans or, where a loan is determined not to be collateral dependent, using the discounted cash flow method. Impaired loans are primarily collateral-dependent and the estimated fair value is based on the appraised fair value of the collateral. The Company reviews the appraisals, giving consideration to the highest and best use of the collateral. The appraised values are reduced by discounts to consider lack of marketability and estimated cost to sell. Impaired loans are classified within Level 3 of the fair value hierarchy.

In addition to measuring certain financial assets and liabilities on a recurring or non-recurring basis, the Company discloses estimated fair value on financial assets and liabilities. The following is a description of the methods and inputs used to estimate the fair value of other financial instruments recognized at amounts other than fair value.

The fair value for unimpaired loans, net of ALLL, is estimated by discounting the future cash flows using the rates at which similar notes would be originated for the same remaining maturities. The market rates used are based on current rates the bank subsidiaries would impose for similar loans and reflect a market participant assumption about risks associated with non-performance, illiquidity, and the structure and term of the loans along with local economic and market conditions.

The fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The market rates used were obtained from a knowledgeable independent third party and reviewed by the Company. The rates were the average of current rates offered by local competitors of the bank subsidiaries. The estimated fair value of demand, NOW, savings, and money market deposits is the book value since rates are regularly adjusted to market rates.

The fair value of the non-callable FHLB advances is estimated by discounting the future cash flows using rates of similar advances with similar maturities. These rates were obtained from current rates offered by FHLB. Estimated fair value of callable FHLB advances was obtained from FHLB and the model was reviewed by the Company through discussions with FHLB.

The fair value of term repurchase agreements is estimated based on current repurchase rates currently available to the Company for repurchases agreements with similar terms and maturities. The market rates used are based on current rates the bank subsidiaries would incur for similar borrowings. The estimated fair value for overnight repurchase agreements and other borrowings is book value.

The fair value of the subordinated debentures is estimated by discounting the estimated future cash flows using current estimated market rates for subordinated debt issuances with similar characteristics. The market rates used were obtained from an independent third party and include inputs such as implied yield curves and interest rate spreads. The Company evaluated the independent fair value estimate by comparison to the Company's internal calculation.

For additional information on fair value measurements see Note 18 and 22 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Impact of Recently Issued Accounting Standards

Recent accounting standards that have either been issued during 2008 or are effective during 2008 or 2009 and may possibly have a material impact on the Company include FASB SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities,* SFAS No. 141(R), *Business Combinations,* SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* SFAS No. 157, *Fair Value Measurements,* Emerging Issue Task Force ("EITF") 06-4 *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements,* and FASB Staff Position ("FSP") EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20,* FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities,* FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,* FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets,* FSP FAS 157-2, *Effective Date of FASB Statement No. 157,* FSP FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13.* For additional information on the standards and the impact on the Company see Note 22 to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Item 7a. Quantitative and Qualitative Disclosures about Market Risk

Information regarding "Quantitative and Qualitative Disclosures about Market Risk" is set fourth under "Item 7 - Management's Discussion and Analysis".

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Glacier Bancorp, Inc.
Kalispell, Montana

We have audited the accompanying consolidated statements of financial condition of Glacier Bancorp, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glacier Bancorp, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the Unites States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Glacier Bancorp, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 2, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

Denver, Colorado
March 2, 2009

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514
303 861-4545 Fax 303 832-5705

BKD LLP

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Glacier Bancorp, Inc.
Kalispell, Montana

We have audited Glacier Bancorp, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).* The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Wells Fargo Center 1700 Lincoln Street, Suite 1400 Denver, CO 80203-4514
303 861-4545 Fax 303 832-5705

In our opinion, Glacier Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Glacier Bancorp, Inc. and our report dated March 2, 2009, expressed an unqualified opinion thereon.

BKD, LLP

Denver, Colorado
March 2, 2009

Glacier Bancorp, Inc.
Consolidated Statements of Financial Condition

(dollars in thousands, except per share data)		December 31, 2008	December 31, 2007
Assets:			
Cash on hand and in banks	$	**125,123**	145,697
Federal funds sold		**6,480**	135
Interest bearing cash deposits		**3,652**	81,777
Cash and cash equivalents		**135,255**	227,609
Investment securities, available-for-sale		**990,092**	700,324
Loans receivable, net of allowance for loan and lease losses of $76,739 and $54,413 at December 31, 2008 and 2007, respectively		**3,998,478**	3,516,999
Loans held for sale		**54,976**	40,123
Premises and equipment, net		**133,949**	123,749
Real estate and other assets owned, net		**11,539**	2,043
Accrued interest receivable		**28,777**	26,168
Deferred tax asset		**14,292**	--
Core deposit intangible, net of accumulated amortization of $14,794 and $11,743 at December 31, 2008 and 2007, respectively		**13,013**	13,963
Goodwill		**146,752**	140,301
Other assets		**26,847**	26,051
Total assets	$	**5,553,970**	4,817,330
Liabilities:			
Non-interest bearing deposits	$	**747,439**	788,087
Interest bearing deposits		**2,515,036**	2,396,391
Advances from Federal Home Loan Bank		**338,456**	538,949
Securities sold under agreements to repurchase		**188,363**	178,041
Federal Reserve Bank discount window		**914,000**	--
U.S. Treasury Tax & Loan		**6,067**	221,409
Other borrowed funds		**2,301**	2,171
Accrued interest payable		**9,751**	13,281
Deferred tax liability		**--**	481
Subordinated debentures		**121,037**	118,559
Other liabilities		**34,580**	31,385
Total liabilities		**4,877,030**	4,288,754
Stockholders' Equity:			
Preferred shares, $.01 par value per share. 1,000,000 shares authorized. none issued or outstanding at December 31, 2008 and 2007		**--**	--
Common stock, $.01 par value per share. 117,187,500 and 117,187,500 shares authorized, 61,331,273 and 53,646,480 issued and outstanding at December 31, 2008 and 2007, respectively		**613**	536
Paid-in capital		**491,794**	374,728
Retained earnings - substantially restricted		**185,776**	150,195
Accumulated other comprehensive (loss) income		**(1,243)**	3,117
Total stockholders' equity		**676,940**	528,576
Total liabilities and stockholders' equity	$	**5,553,970**	4,817,330

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Operations

(dollars in thousands, except per share data)		Years ended December 31, 2008	2007	2006
Interest Income:				
Real estate loans	$	**51,166**	59,664	52,219
Commercial loans		**165,119**	157,644	119,215
Consumer and other loans		**47,725**	48,105	40,284
Investment securities and other		**38,975**	39,347	41,608
Total interest income		**302,985**	304,760	253,326
Interest Expense:				
Deposits		**55,012**	81,459	58,147
Federal Home Loan Bank advances		**15,355**	18,897	20,460
Securities sold under agreements to repurchase		**3,823**	7,445	6,618
Subordinated debentures		**7,430**	7,537	6,050
Other borrowed funds		**8,752**	5,953	3,763
Total interest expense		**90,372**	121,291	95,038
Net interest income		**212,613**	183,469	158,288
Provision for loan losses		**28,480**	6,680	5,192
Net interest income after provision for loan losses		**184,133**	176,789	153,096
Non-Interest Income:				
Service charges and other fees		**41,550**	37,931	29,701
Miscellaneous loan fees and charges		**5,956**	7,555	7,371
Gain on sale of loans		**14,849**	13,283	10,819
Loss on investments		**(7,345)**	(8)	(3)
Other income		**6,024**	6,057	3,954
Total non-interest income		**61,034**	64,818	51,842
Non-Interest Expense:				
Compensation, employee benefits and related expense		**82,027**	79,070	65,419
Occupancy and equipment expense		**21,674**	19,152	15,268
Advertising and promotions		**6,989**	6,306	5,468
Outsourced data processing expense		**2,508**	2,755	2,788
Core deposit intangibles amortization		**3,051**	3,202	2,024
Other expense		**29,660**	27,432	21,583
Total non-interest expense		**145,909**	137,917	112,550
Earnings before income taxes		**99,258**	103,690	92,388
Federal and state income tax expense		**33,601**	35,087	31,257
Net Earnings	$	**65,657**	68,603	61,131
Basic earnings per share	$	**1.20**	1.29	1.23
Diluted earnings per share	$	**1.19**	1.28	1.21

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Stockholders' Equity and Comprehensive Income
Years ended December 31, 2008, 2007, and 2006

(dollars in thousands, except per share data)	Common Stock Shares	Common Stock Amount	Paid-in capital	Retained earnings substantially restricted	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance at December 31, 2005	48,258,821	$ 483	262,222	69,713	821	333,239
Comprehensive income:						
Net earnings	--	--	--	61,131	--	61,131
Unrealized gain on securities, net of reclassification adjustment and taxes	--	--	--	--	2,248	2,248
Total comprehensive income	--	--	--	--	--	63,379
Cash dividends declared ($.45 per share)	--	--	--	(22,558)	--	(22,558)
Stock options exercised	639,563	6	6,700	--	--	6,706
Stock issued in connection with acquisitions	1,904,436	19	41,431	--	--	41,450
Public offering of stock issued	1,500,000	15	29,418			29,433
Acquisition of fractional shares	--	--	(5)	--	--	(5)
Tax benefit from stock related compensation	--	--	4,499	--	--	4,499
Balance at December 31, 2006	52,302,820	$ 523	344,265	108,286	3,069	456,143
Comprehensive income:						
Net earnings	--	--	--	68,603	--	68,603
Unrealized gain on securities, net of reclassification adjustment and taxes	--	--	--	--	48	48
Total comprehensive income	--	--	--	--	--	68,651
Cash dividends declared ($.50 per share)	--	--	--	(26,694)	--	(26,694)
Stock options exercised	550,080	6	6,148	--	--	6,154
Stock issued in connection with acquisitions	793,580	7	18,993	--	--	19,000
Stock-based compensation and tax benefit	--	--	5,322	--	--	5,322
Balance at December 31, 2007	53,646,480	$ 536	374,728	150,195	3,117	528,576
Comprehensive income:						
Net earnings	--	--	--	65,657	--	65,657
Unrealized loss on securities, net of reclassification adjustment and taxes	--	--	--	--	(4,360)	(4,360)
Total comprehensive income	--	--	--	--	--	61,297
Cash dividends declared ($.52 per share)	--	--	--	(29,079)	--	(29,079)
Stock options exercised	719,858	7	9,789	--	--	9,796
Stock issued in connection with acquisition	639,935	7	9,280	--	--	9,287
Public offering of stock issued	6,325,000	63	93,890	--	--	93,953
Cumulative effect of a change in accounting principle	--	--	--	(997)	--	(997)
Stock-based compensation and tax benefit	--	--	4,107	--	--	4,107
Balance at December 31, 2008	61,331,273	$ 613	491,794	185,776	(1,243)	676,940

Disclosure of reclassification amount:	Year ended December 31, 2008	2007	2006
Unrealized and realized holding (loss) gain arising during the year	$ (14,540)	70	3,706
Tax benefit (expense)	5,699	(27)	(1,460)
Net after tax	(8,841)	43	2,246
Reclassification adjustment for net loss included in net income	7,345	8	3
Tax benefit	(2,864)	(3)	(1)
Net after tax	4,481	5	2
Net change in unrealized (loss) gain on available-for-sale securities	$ (4,360)	48	2,248

See accompanying notes to consolidated financial statements.

Glacier Bancorp, Inc.
Consolidated Statements of Cash Flows

(dollars in thousands)		Years ended December 31, 2008	2007	2006
OPERATING ACTIVITIES :				
Net earnings	$	**65,657**	68,603	61,131
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:				
Mortgage loans held for sale originated or acquired		**(675,280)**	(618,523)	(484,170)
Proceeds from sales of mortgage loans held for sale		**675,276**	626,818	482,394
Provision for loan losses		**28,480**	6,680	5,192
Depreciation of premises and equipment		**9,814**	8,508	6,746
Amortization of core deposit intangible		**3,051**	3,202	2,024
Loss on sale of investments		**7,345**	8	3
Gain on sale of loans		**(14,849)**	(13,283)	(10,819)
Amortization of investment securities premiums and discounts, net		**1,400**	2,737	4,853
Gain on sale of Western's Lewistown branch		**--**	(1,575)	--
Deferred (benefit) tax expense		**(11,032)**	1,569	(931)
Stock compensation expense, net of tax benefits		**1,686**	2,187	2,149
Excess tax benefits related to the exercise of stock options		**(1,325)**	(1,745)	(1,217)
Net (increase) decrease in accrued interest receivable		**(2,135)**	44	(1,611)
Net (decrease) increase in accrued interest payable		**(3,656)**	2,162	2,398
Net increase in current income taxes payable		**2,636**	970	1,791
Net increase in other assets		**(519)**	(1,890)	(1,439)
Net increase (decrease) in other liabilities		**517**	1,988	(772)
NET CASH PROVIDED BY OPERATING ACTIVITIES		**87,066**	88,460	67,722
INVESTING ACTIVITIES:				
Proceeds from sales, maturities and prepayments of investment securities available-for-sale		**280,051**	273,323	223,064
Purchases of investment securities available-for-sale		**(584,058)**	(88,715)	(59,007)
Principal collected on installment and commercial loans		**1,092,763**	1,125,275	1,050,666
Installment and commercial loans originated or acquired		**(1,420,609)**	(1,598,253)	(1,348,217)
Principal collections on mortgage loans		**308,625**	455,713	438,319
Mortgage loans originated or acquired		**(360,860)**	(359,484)	(556,954)
Net purchase of FHLB and FRB stock		**(640)**	(3,854)	(455)
Net cash (paid) received for acquisition of banks		**(7,133)**	8,953	43,086
Net cash paid for sale of Western's Lewistown branch		**--**	(6,846)	--
Net addition of premises and equipment		**(15,148)**	(18,033)	(22,241)
NET CASH USED IN INVESTING ACTIVITIES		**(707,009)**	(211,921)	(231,739)
FINANCING ACTIVITIES:				
Net (decrease) increase in deposits		**(40,936)**	(97,214)	243,088
Net (decrease) increase in FHLB advances		**(209,829)**	231,427	(96,219)
Net increase in securities sold under repurchase agreements		**10,322**	7,825	31,424
Net increase in Federal Reserve Bank discount window		**914,000**	--	--
Net (derease) increase in U.S. Treasury Tax and Loan funds		**(215,342)**	54,865	(19,838)
Net (decrease) increase in other borrowed funds		**(6,621)**	(55)	913
Proceeds from issuance of subordinated debentures		**--**	--	65,000
Repayment of subordinated debentures		**--**	--	(35,000)
Cash dividends paid		**(29,079)**	(26,694)	(22,558)
Excess tax benefits related to the exercise of stock options		**1,325**	1,745	1,217
Proceeds from exercise of stock options and other stock issued		**103,749**	6,154	36,403
Cash paid for stock dividends		**--**	--	(5)
NET CASH PROVIDED BY FINANCING ACTIVITIES		**527,589**	178,053	204,425
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		**(92,354)**	54,592	40,408
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		**227,609**	173,017	132,609
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	**135,255**	227,609	173,017
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	**94,028**	118,840	90,230
Cash paid during the year for income taxes	$	**43,114**	34,798	31,031

The following schedule summarizes the acquisition of Bank Holding Co. and subsidiaries in 2008, 2007 and 2006

		Bank of the San Juans		**North Side State Bank**	**Citizens Develop. Company**	**First National Bank of Morgan**
Acquired		Dec. 1, 2008		April 30, 2007	Oct. 1, 2006	Sept. 1, 2006
Fair Value of assets acquired	$	157,648	$	128,252	457,027	88,595
Cash paid for the capital stock		7,133		8,953	47,176	10,109
Capital stock issued		9,287		19,000	31,451	9,999
Liabilities assumed		139,016		100,348	379,831	68,486

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

(a) General

Glacier Bancorp, Inc. ("Company") is a Montana corporation incorporated in 2004 as a successor corporation to the Delaware corporation incorporated in 1990. The Company is a regional multi-bank holding company that provides a full range of banking services to individual and corporate customers in Montana, Idaho, Wyoming, Colorado, Utah and Washington through its bank subsidiaries. The bank subsidiaries are subject to competition from other financial service providers. The bank subsidiaries are also subject to the regulations of certain government agencies and undergo periodic examinations by those regulatory authorities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan and lease losses ("ALLL" or "allowance") and the valuations related to investments, business combinations and real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the ALLL and other valuation estimates management obtains independent appraisals for significant items.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its eleven wholly-owned operating subsidiaries as of December 31, 2008; Glacier Bank ("Glacier"), First Security Bank of Missoula ("First Security"), Western Security Bank ("Western"), Big Sky Western Bank ("Big Sky"), Valley Bank of Helena ("Valley"), and First Bank of Montana ("First Bank-MT"), all located in Montana, Mountain West Bank ("Mountain West") and Citizens Community Bank ("Citizens") located in Idaho, 1st Bank ("1st Bank") located in Wyoming, Bank of the San Juans ("San Juans") located in Colorado, and First National Bank of Morgan ("Morgan") located in Utah. All significant inter-company transactions have been eliminated in consolidation.

In addition, the Company owns five trust subsidiaries, Glacier Capital Trust II ("Glacier Trust II"), Glacier Capital Trust III ("Glacier Trust III"), Glacier Capital Trust IV ("Glacier Trust IV"), Citizens (ID) Statutory Trust I and ("Citizens Trust I") and Bank of the San Juans Bancorporation Trust I ("San Juans Trust I") for the purpose of issuing trust preferred securities and, in accordance with Financial Accounting Standards Board ("FASB") Interpretation 46(R), the trust subsidiaries are not consolidated into the Company's financial statements. The Company does not have any other off-balance sheet entities.

On December 1, 2008, Bank of the San Juans Bancorporation and its subsidiary, San Juans, was acquired by the Company.

On April 30, 2008, Glacier Bank of Whitefish ("Whitefish") merged into Glacier with operations conducted under the Glacier charter. Prior period activity of Whitefish was combined and included in Glacier's historical results. The merger was accounted for as a combination of two wholly-owned subsidiaries without purchase accounting.

On April 30, 2007, North Side State Bank ("North Side") in Rock Springs, Wyoming was acquired and became a branch of 1st Bank.

On October 1, 2006, Citizens Development Company ("CDC") and its five banking subsidiaries located across Montana were acquired. The CDC subsidiaries included Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively, without name change for First Security, Western, and Glacier. On June 22, 2007, Western Bank of Chinook was merged into First National Bank of Lewistown and renamed First Bank of Montana. The CDC mergers were accounted for as combinations of wholly-owned subsidiaries without purchase accounting and prior period activity included in the remaining subsidiaries.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash held as demand deposits at various banks and regulatory agencies, interest bearing deposits and federal funds sold with original maturities of three months or less.

(d) Investment Securities
Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are stated at amortized cost. Debt and equity securities held primarily for the purpose of selling in the near term are classified as trading securities and are reported at fair market value, with unrealized gains and losses included in income. Debt and equity securities not classified as held-to-maturity or trading are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of income taxes, shown as a separate component of stockholders' equity. As of December 31, 2008 and 2007, the Company only holds available-for-sale securities. For additional information relating to investment securities, see Note 3.

Premiums and discounts on investment securities are amortized or accreted into income using a method that approximates the level-yield interest method. The cost of any investment, if sold, is determined by specific identification. Declines in the fair value of securities below carrying value that are other than temporary are charged to expense as realized losses and the related carrying value is reduced to fair value.

The Company holds stock in the Federal Home Loan Bank ("FHLB") and the Federal Reserve Bank ("FRB"). FHLB stock and FRB stock is restricted because such stock may only be sold to the FHLB or FRB at its par value. Due to restrictive terms, and the lack of a readily determinable market value, FHLB and FRB stocks are carried at cost.

(e) Loans Receivable
Loans that are intended to be held to maturity are reported at their unpaid principal balance less charge-offs, specific valuation accounts, and any deferred fees or costs on originated loans. Purchased loans are reported net of unamortized premiums or discounts. Interest income is reported on the interest method and includes discounts and premiums on purchased loans and net loan fees on originated loans which are amortized over the expected life of loans using methods that approximate the effective interest method. For additional information relating to loans, see Note 4.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal unless such past due loan is well secured and in the process of collection. When a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

(f) Loans Held for Sale
Mortgage and commercial loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized by charges to income. A sale is recognized when the Company surrenders control of the loan and consideration, other than beneficial interests in the loan, is received in exchange. A gain is recognized to the extent the selling price exceeds the carrying value.

(g) Allowance for loan and lease losses
Based upon management's analysis of the Company's loan and lease portfolio, the balance of the ALLL is an estimate of probable credit losses known and inherent in the loan and lease portfolio as of the date of the consolidated financial statements. The ALLL is increased by provisions for credit losses which are charged to expense. The portions of loan balances determined by management to be uncollectible are charged off in reduction of the allowance. Recoveries of amounts previously charged off are credited as an increase to the allowance.

The allowance for estimated losses on loans and leases is determined by each bank subsidiary based upon past loss experience, adjusted for changes in trends and conditions of certain items, including:

- Adverse situations that may affect specific borrowers' ability to repay;
- Current collateral values, where appropriate;
- Delinquencies and non-performing loans;

- Amount and timing of future cash flows expected on impaired loans;
- Criticized and classified loans;
- Credit concentrations by credit type, industry, geography;
- Recoveries and dispositions of balances previously charge-off;
- Volume and terms of loans;
- Loan size and complexity;
- Competition and bank size;
- Local market areas and national economic conditions;
- Effects of changes in lending policies and procedures;
- Experience, ability, and depth of lending management and credit administration staff; and
- Effects of legal and regulatory developments.

Individually significant loans and major lending areas are reviewed periodically to determine potential problems at an early date. A loan is considered impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The amount of the impairment is measured using cash flows discounted at the loan's effective interest rate, except when it is determined that repayment of the loan is expected to be provided solely by the underlying collateral. For collateral dependent loans, impairment is measured by the fair value of the collateral less the cost to sell. The Company considers its investment in one-to-four family residential loans, consumer and home equity loans to be homogeneous and therefore evaluates such loans for impairment on a pooled basis.

(h) Temporary versus Other-Than-Temporary Impairment

The Company views the determination of whether an investment security is temporarily or other-than-temporarily impaired as a critical accounting policy, as the estimate is susceptible to significant change from period to period because it requires management to make significant judgments, assumptions and estimates in the preparation of its consolidated financial statements. The Company assesses individual securities in its investment securities portfolio for impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant. An investment is impaired if the fair value of the security is less than its carrying value at the financial statement date. If impairment is determined to be other-than-temporary, an impairment loss is recognized by reducing the amortized cost basis to fair value and as a charge to earnings.

Management considers whether an investment security is other-than-temporarily impaired under the guidance promulgated in FSP SFAS 115 and SFAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" and the guidance from the Securities and Exchange Commission found in Staff Accounting Bulletin Topic 5M.

In evaluating impaired securities for other-than-temporary impairment losses, management considers, among other things, (i) the severity and duration of the impairment, (ii) the credit ratings of the security, (iii) the overall deal structure, including the Company's position within the structure, the overall and near term financial performance of the issuer and underlying collateral, delinquencies, defaults, loss severities, recoveries, prepayments, cumulative loss projections, discounted cash flows and fair value estimates. The Company also considers its intent and ability to retain the investment security for a period of time sufficient to allow for anticipated recovery in fair value. In so doing, the Company considers (i) contractual constraints, liquidity and capital needs of the Company, and (ii) management's approach to managing the investment portfolio including intent, if any, to dispose of impaired investment securities in periods subsequent to the impairment analysis date.

1. Summary of Significant Accounting Policies ... continued

(i) Premises and Equipment

Premises and equipment are stated at cost less depreciation. Depreciation is computed on a straight-line method over the estimated useful lives or the term of the related lease. The estimated useful life for office buildings is 15 - 40 years and the estimated useful life for furniture, fixtures, and equipment is 3 - 10 years. Interest is capitalized for any significant building projects. For additional information relating to premises and equipment, see Note 5.

(j) Real Estate Owned

Property acquired by foreclosure or deed in lieu of foreclosure is carried at the lower of fair value at acquisition date or current estimated fair value, less selling costs. Costs, excluding interest, relating to the improvement of property are capitalized, whereas those relating to holding the property are charged to expense. Fair value is determined as the amount that could be reasonably expected in a current sale (other than a forced or liquidation sale) between a willing buyer and a willing seller. If the fair value of the asset minus the estimated cost to sell is less than the cost of the property, a loss is recognized and the asset carrying value is reduced.

(k) Business Combinations and Intangible Assets

Acquisitions are accounted for using the purchase accounting method as prescribed by SFAS No. 141, *Business Combinations.* Purchase accounting requires the total purchase price to be allocated to the estimated fair values of assets acquired and liabilities assumed, including certain intangible assets. Goodwill is recorded for the residual amount in excess of the net fair values.

Adjustment of the allocated purchase price may be required for pre-acquisition contingencies of the acquired entity known or discovered during the allocation period, the period of time required to identify and measure the fair values of the assets and liabilities acquired in the business combination. The allocation period is generally limited to one year following consummation of a business combination.

Core deposit intangible represents the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized using an accelerated method based on an estimated runoff of the related deposits, not exceeding 10 years. The useful life of the core deposit intangible is reevaluated on an annual basis, with any changes in estimated useful life accounted for prospectively over the revised remaining life. For additional information relating to core deposit intangibles, see Note 6.

On an annual basis, as required by SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill and other intangible assets for impairment at the subsidiary level annually during the third quarter. In addition, goodwill and other intangible assets of a subsidiary shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. For additional information relating to goodwill, see Note 6.

(l) Income Taxes

Deferred tax assets and liabilities are recognized for estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. For additional information relating to income taxes, see Note 12.

(m) Advertising and Promotion

Advertising and promotion costs are recognized in the period incurred.

(n) Stock-based Compensation

In December 2004, the FASB issued SFAS No. 123 (R), *Share-Based Payment,* which replaces SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123 (R) requires that the compensation cost relating to the share-based payment transactions be recognized in the financial statements over the requisite service period. The Statement covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee purchase plans. The Statement requires entities to measure the cost of the employee services received in exchange for stock options based on the grant-date fair value of the award, and to recognize the cost over the period the employee is required to provide services for the award. SFAS No. 123 (R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

1. Summary of Significant Accounting Policies . . . continued

The Company adopted SFAS No. 123 (R) *Share-Based Payment,* as of January 1, 2006 and, accordingly, has determined compensation cost based on the fair value of the stock options at the grant date. FASB also issued several Staff Positions during 2005 and 2006 and all applicable positions are being followed by the Company. The Company adopted the modified prospective transition method in reporting financial statement results in the current and for future reporting periods. Under the modified prospective method, SFAS No. 123 (R) applies to new awards and to awards modified, repurchased, or cancelled after the effective date; accordingly, the prior interim and annual periods do not reflect restated amounts. Compensation cost has been measured using the fair value of an award on the grant date and is recognized over the service period, which is the vesting period. Compensation cost related to the non-vested portion of awards outstanding as of the date was based on the grant-date fair value of those awards as calculated under the original provisions of SFAS No. 123; that is, the Company is not required to re-measure the grant-date fair value estimate of the unvested portion of award granted prior to the effective date of SFAS No. 123 (R).

The Company had applied APB Opinion No. 25 and related interpretations in accounting for the stock-based compensation prior to January 1, 2006. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and, therefore, no compensation cost was recognized in prior years. For additional information relating to stock-based compensation, see Note 15.

(o) Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is deemed impaired if the sum of the expected future cash flows is less than the carrying amount of the asset. If impaired, an impairment loss is recognized to reduce the carrying value of the asset to fair value. At December 31, 2008 and 2007, no assets were considered impaired.

(p) Mortgage Servicing Rights

The Company recognizes the rights to service mortgage loans for others, whether acquired or internally originated. Loan servicing rights are initially recorded at fair value based on comparable market quotes and are amortized as other expense in proportion to and over the period of estimated net servicing income. Loan servicing rights are evaluated quarterly for impairment by discounting the expected future cash flows, taking into consideration the estimated level of prepayments based on current industry expectations and the predominant risk characteristics of the underlying loans including loan type, note rate and loan term. Impairment adjustments, if any, are recorded through a valuation allowance. For additional information relating to mortgage servicing rights, see Note 6.

As of December 31, 2008 and 2007, the carrying value of mortgage servicing rights was approximately $1,262,000 and $1,262,000, respectively. Amortization expense of $176,000, $188,000, and $193,000 was recognized in the years ended December 31, 2008, 2007, and 2006, respectively. The servicing rights are included in other assets on the balance sheet and are amortized over the period of estimated net servicing income. There was no impairment of carrying value at December 31, 2008 or 2007. At December 31, 2008, the fair value of mortgage servicing rights was approximately $2,075,000.

(q) Earnings Per Share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of shares of common stock outstanding during the year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential shares had been issued, as well as any adjustment to income that would result from the issuance. Potential common shares that may be issued by the Company relate to outstanding stock options, and are determined using the treasury stock method. Previous period amounts are restated for the effect of stock dividends and splits. For additional information relating earnings per share, see Note 14.

(r) Stock Split

On November 29, 2006, the Board of Directors declared a three-for-two stock split, payable to shareholders of record on December 11, 2006, payable December 14, 2006. On April 26, 2005 the Board of Directors declared a five-for-four stock split, payable to shareholders of record on May 10, 2005, payable May 26, 2005. All prior period amounts have been restated to reflect the stock splits.

1. Summary of Significant Accounting Policies ... continued

(s) Leases

The Company leases certain land, premises and equipment from third parties under operating and capital leases. The lease payments for operating lease agreements are recognized on a straight-line basis. The present value of the future minimum rental payments for capital leases is recognized as an asset when the lease is formed. Lease improvements incurred at the inception of the lease are recorded as an asset and depreciated over the initial term of the lease and lease improvements incurred subsequently are depreciated over the remaining term of the lease. For additional information relating to leases, see Note 19.

(t) Comprehensive Income

Comprehensive income includes net income, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of other comprehensive income is unrealized gains and losses, net of tax expense (benefit), on available-for-sale securities.

(u) Reclassifications

Certain reclassifications have been made to the 2007 and 2006 financial statements to conform to the 2008 presentation.

2. Cash on Hand and in Banks

The bank subsidiaries are required to maintain an average reserve balance with either the Federal Reserve or in the form of cash on hand. The amount of this required reserve balance at December 31, 2008 was $7,275,000.

3. Investment Securities, Available for Sale

A comparison of the amortized cost and estimated fair value of the Company's investment securities designated as available-for-sale is presented below.

INVESTMENTS AS OF DECEMBER 31, 2008

(dollars in thousands)	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Federal Agency:					
maturing within one year	1.62%	$ 213	4	-	217
Government Sponsored Enterprises:					
maturing within one year	0.00%	-	-	-	-
maturing after one year through five years	0.00%	-	-	-	-
maturing after five years through ten years	4.12%	246	-	(2)	244
maturing after ten years	3.75%	68	-	-	68
	4.04%	314	-	(2)	312
State and Local Governments and other issues:					
maturing within one year	3.76%	940	6	-	946
maturing after one year through five years	4.61%	4,482	104	(9)	4,577
maturing after five years through ten years	5.08%	20,219	1,030	(80)	21,169
maturing after ten years	5.08%	408,603	8,121	(9,733)	406,991
	5.07%	434,244	9,261	(9,822)	433,683
Mortgage-backed Securities	4.62%	495,961	4,956	(6,447)	494,470
Total Marketable Securities	4.83%	930,732	14,221	(16,271)	928,682
OTHER INVESTMENTS:					
FHLB and FRB stock, at cost	1.72%	60,945	-	-	60,945
Other stock, at cost	3.10%	465	-	-	465
Total Investments	4.64%	$ 992,142	14,221	(16,271)	990,092

3. Investment Securities, Available for Sale . . . continued

INVESTMENTS AS OF DECEMBER 31, 2007

(dollars in thousands)	Weighted Yield	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and Federal Agency:					
maturing within one year	3.66%	$ 2,550	3	-	2,553
Government Sponsored Enterprises:					
maturing within one year	4.86%	947	-	(1)	946
maturing after one year through five years	0.00%	-	-	-	-
maturing after five years through ten years	7.06%	280	-	(1)	279
maturing after ten years	6.47%	87	1	-	88
	5.43%	1,314	1	(2)	1,313
State and Local Governments and other issues:					
maturing within one year	4.03%	1,328	5	(1)	1,332
maturing after one year through five years	4.30%	3,928	45	(2)	3,971
maturing after five years through ten years	4.96%	16,847	932	(2)	17,777
maturing after ten years	5.09%	255,109	8,999	(319)	263,789
	5.06%	277,212	9,981	(324)	286,869
Mortgage-backed Securities	4.55%	346,085	693	(3,405)	343,373
FHLMC and FNMA stock	5.74%	7,593	-	(1,804)	5,789
Total Marketable Securities	4.79%	634,754	10,678	(5,535)	639,897
OTHER INVESTMENTS:					
Certificates of Deposits with over 90 day maturity, at cost	5.06%	199	-	-	199
FHLB and FRB stock, at cost	1.72%	59,815	-	-	59,815
Other stock, at cost	3.09%	413	-	-	413
Total Investments	4.52%	$ 695,181	10,678	(5,535)	700,324

Maturities of securities do not reflect repricing opportunities present in adjustable rate securities, nor do they reflect expected shorter maturities based upon early prepayment of principal. Weighted yields on tax-exempt investment securities exclude the tax effect.

The amortized cost of securities was as follows at:

(dollars in thousands)	December 31, 2006
U.S. Government and Federal Agency	$ 10,982
Government Sponsored Enterprises	9,330
State and Local Governments and Other Issues	299,862
Mortgage-backed Securities	434,224
FHLMC and FNMA stock	7,593
Certificates of Deposits with over 90 day maturity	2,864
FHLB and FRB stock	55,717
	$ 820,572

3. Investment Securities, Available for Sale...continued

Investments with an unrealized loss position at December 31, 2008:

(dollars in thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government Sponsored Enterprises............................ $	104	1	205	1	309	2
State and Local Governments and other issues.................	142,826	9,772	1,621	50	144,447	9,822
Mortgage-backed Securities..	116,004	5,758	12,403	689	128,407	6,447
Total temporarily impaired securities $	258,934	15,531	14,229	740	273,163	16,271

Investments with an unrealized loss position at December 31, 2007:

(dollars in thousands)	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Government Sponsored Enterprises............................ $	739	2	-	-	739	2
State and Local Governments and other issues.................	19,762	287	4,371	37	24,133	324
Mortgage-backed Securities..	34,178	388	222,449	3,017	256,627	3,405
FHLMC stock..	5,696	1,804	-	-	5,696	1,804
Total temporarily impaired securities $	60,375	2,481	226,820	3,054	287,195	5,535

As of December 31, 2008, there were 268 investments in an unrealized loss position and were considered to be temporarily impaired and therefore an impairment charge has not been recorded. State and Local Government and other issued securities have the largest unrealized loss. The fair value of these securities increased from $24,133,000 at December 31, 2007 to $144,447,000 at December 31, 2008, and the unrealized loss increased from 1.3 percent of fair value to 6.8 percent of fair value for those same years. The fair value of mortgage backed securities, which have underlying collateral consisting of U.S. Government Sponsored Enterprise guaranteed mortgages, decreased from $256,627,000 at December 31, 2007 to $128,407,000 at December 31, 2008, and the unrealized loss increased from 1.3 percent of fair value to 5.0 percent of fair value for those same years.

Interest income includes tax-exempt interest for the years ended December 31, 2008, 2007, and 2006 of $13,901,000, $13,427,000, and $13,901,000, respectively.

Gross proceeds from sales of investment securities for the years ended December 31, 2008, 2007, and 2006 were approximately $97,002,000, $55,501,000 and $488,000, respectively, resulting in gross gains of approximately $0, $1,000 and $0 and gross losses of approximately $0, $9,000 and $3,000 respectively. During the first quarter of 2008, the Company realized a gain of $130,000 from extinguishment of the Company's share ownership in Principal Financial Group and a gain of $118,000 from the mandatory redemption of a portion of Visa, Inc. shares from its recent initial public offering. During the third quarter of 2008, the Company incurred a $7,593,000 other than temporary impairment ("OTTI") charge with respect to its investments in Federal Home Loan Mortgage Corporation ("Freddie Mac") preferred stock and Federal National Mortgage Association ("Fannie Mae") common stock. The Fannie Mae and Freddie Mac stock was written down to a $0 value, however, the shares were still owned by the Company at December 31, 2008. With the October 3, 2008 enactment of the Emergency Economic Stabilization Act of 2008, Section 301 provides that gain or loss arising from the future sale of the Company's Freddie Mac preferred stock shall be treated as ordinary in nature instead of capital in nature for federal income tax purposes. The cost of any investment sold is determined by specific identification.

3. Investment Securities, Available for Sale...continued

At December 31, 2008, the Company had investment securities with carrying values of approximately $712,590,000 pledged as collateral for FHLB advances, FRB discount window borrowings, securities sold under agreements to repurchase, U.S. Treasury Tax and Loan borrowings and deposits of several local government units.

The investments in the FHLB stock are required investments related to the Company's borrowings from FHLB. FHLB obtains its funding primarily through issuance of consolidated obligations of the FHLB system. The U.S. Government does not guarantee these obligations, and each of the 12 FHLBs are jointly and severally liable for repayment of each other's debt.

4. Loans Receivable, Net and Loans Held for Sale

The following is a summary of loans receivable, net and loans held for sale at:

(dollars in thousands)		December 31, 2008	December 31, 2007
Residential first mortgage	$	**786,869**	689,238
Loans held for sale		**54,976**	40,123
Commercial real estate		**1,935,341**	1,617,076
Other commercial		**645,033**	636,351
Consumer		**208,166**	206,724
Home equity		**507,831**	432,217
		4,138,216	3,621,729
Net deferred loan fees, premiums and discounts		**(8,023)**	(10,194)
Allowance for loan and lease losses		**(76,739)**	(54,413)
	$	**4,053,454**	3,557,122

Substantially all of the loans held for sale at December 31, 2008 and 2007 were committed to be sold. At December 31, 2008, the Company had $2,565,542,000 in variable rate loans and $1,572,674,000 in fixed rate loans. The weighted average interest rate on loans was 6.93 percent and 7.90 percent at December 31, 2008 and 2007, respectively. At December 31, 2008, 2007 and 2006, loans sold and serviced for others were $181,351,000, $177,173,000, and $177,518,000, respectively. At December 31, 2008, the Company had loans of approximately $2,823,358,000 pledged as collateral for FHLB advances, FRB discount window and U.S. Treasury Tax and Loan borrowings.

Substantially all of the Company's loan receivables are with customers within the Company's market areas. Although the Company has a diversified loan portfolio, a substantial portion of its customers' ability to honor their contracts is dependent upon the economic performance in the Company's market areas. The bank subsidiaries are subject to regulatory limits for the amount of loans to any individual borrower and all bank subsidiaries are in compliance as of December 31, 2008. No borrower had outstanding loans or commitments exceeding 10 percent of the Company's consolidated stockholders' equity as of December 31, 2008.

The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2008 and 2007 was approximately $91,152,000 and $97,790,000. During 2008, new loans to such related parties were approximately $27,941,000 and repayments were approximately $34,579,000.

4. Loans Receivable, Net and Loans Held for Sale . . . continued

The following is a summary of activity in the ALLL:

(dollars in thousands)		Years ended December 31, 2008	2007	2006
Balance, beginning of period	$	**54,413**	49,259	38,655
Acquisitions		**2,625**	639	6,091
Net charge offs		**(8,779)**	(2,165)	(679)
Provision		**28,480**	6,680	5,192
Balance, end of period	$	**76,739**	54,413	49,259

The increase in the ALLL was primarily due to the increase in non-performing assets since December 31, 2007 and a downturn in global, national and local economies.

Following is the allocation of the ALLL and the percent of loans in each category at:

		December 31, 2008			December 31, 2007	
(dollars in thousands)		**Amount**	**Percent of of loans in category**		Amount	Percent of of loans in category
Residential first mortgage and loans held for sale	$	**7,233**	**20.3%**	$	4,755	20.2%
Commercial real estate		**35,305**	**46.8%**		23,010	44.6%
Other commercial		**21,590**	**15.6%**		17,453	17.6%
Consumer		**5,636**	**5.0%**		4,680	11.9%
Home equity		**6,975**	**12.3%**		4,515	5.7%
	$	**76,739**	**100.0%**	$	54,413	100.0%

The following is a summary of the non-performing loans:

(dollars in thousands)		Years ended December 31, 2008	2007	2006
Impaired loans	$	**79,949**	12,152	6,065
Average recorded investment in impaired loans		**40,985**	7,311	5,451
Impairment allowance		**7,999**	2,827	-
Non-accrual loans		**64,301**	8,560	6,065
Accruing loans 90 days or more overdue		**8,613**	2,685	1,345

As of December 31, 2008, the Company had impaired loans without a valuation allowance of $30,324,000 and impaired loans with a valuation allowance of $49,625,000. Interest income that would have been recorded on non-accrual loans if such loans had been current for the entire period would have been approximately $4,434,000, $683,000, and $462,000 for the years ended December 31, 2008, 2007, and 2006. Interest income recognized on non-accruing loans for the years ended December 31, 2008, 2007, and 2006 was not significant.

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit, and involve, to varying degrees, elements of credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The

Company had $2,065,000 in outstanding commitments on impaired loans as of December 31, 2008, none of which required a specific valuation allowance.

The Company had outstanding commitments as follows:

(dollars in thousands)	December 31, 2008	December 31, 2007
Loans and loans in process	$ **648,788**	682,679
Unused consumer lines of credit	**272,181**	249,397
Letters of credit	**36,934**	72,105
	$ **957,903**	1,004,181

5. Premises and Equipment, Net

Premises and equipment, net of accumulated depreciation, consist of the following at:

(dollars in thousands)	December 31, 2008	December 31, 2007
Land	$ **20,633**	19,339
Office buildings and construction in progress	**113,742**	104,281
Furniture, fixtures and equipment	**53,593**	47,806
Leasehold improvements	**7,528**	5,347
Accumulated depreciation	**(61,547)**	(53,024)
	$ **133,949**	123,749

Depreciation expense for the years ended December 31, 2008, 2007, and 2006 was $9,814,000, $8,508,000, and $6,746,000, respectively. Interest expense capitalized for various construction projects for the years ended December 31, 2008, 2007 and 2006 was $71,000, $264,000 and $297,000, respectively.

6. Goodwill and Other Intangible Assets

The following table sets forth information regarding the Company's core deposit intangibles and mortgage servicing rights:

(dollars in thousands)		Core Deposit Intangible	Mortgage Servicing Rights (1)	Total
As of December 31, 2008				
Gross carrying value	$	27,807		
Accumulated amortization		(14,794)		
Net carrying value	$	13,013	1,262	14,275
As of December 31, 2007				
Gross carrying value	$	25,706		
Accumulated amortization		(11,743)		
Net carrying value	$	13,963	1,262	15,225
Weighted-Average Amortization Period				
(Period in years)		10.0	9.7	10.0
Aggregate Amortization Expense				
For the year ended December 31, 2008	$	3,051	176	3,227
For the year ended December 31, 2007		3,202	188	3,390
For the year ended December 31, 2006		2,024	193	2,217
Estimated Amortization Expense				
For the year ended December 31, 2009	$	2,972	86	3,058
For the year ended December 31, 2010		2,603	84	2,687
For the year ended December 31, 2011		1,895	82	1,977
For the year ended December 31, 2012		1,534	79	1,613
For the year ended December 31, 2013		1,283	77	1,360

(1) Gross carrying value and accumulated amortization are not readily available

On December 1, 2008, Bank of the San Juans Bancorporation and its subsidiary San Juans, was acquired by the Company. The purchase price included core deposit intangible of $2,101,000 and goodwill of $6,451,000. The following is a summary of activity in goodwill for the year ended December 31, 2008.

(dollars in thousands)		Goodwill
Balance as of December 31, 2007	$	140,301
Acquisition of Bank of the San Juans		6,451
Balance as of December 31, 2008	$	146,752

7. Deposits

Deposits consist of the following at:

(dollars in thousands)	December 31, 2008 Weighted Average Rate	Amount	Percent	December 31, 2007 Weighted Average Rate	Amount	Percent
Demand accounts	**0.0%**	**$ 747,439**	**22.9%**	0.0%	$ 788,087	24.8%
NOW accounts	**0.6%**	**515,211**	**15.8%**	1.0%	472,936	14.9%
Savings accounts	**0.7%**	**280,895**	**8.6%**	1.0%	265,182	8.3%
Money market demand accounts	**2.3%**	**779,154**	**23.9%**	3.6%	803,668	25.2%
Certificate of deposits:						
1.00% and lower		**5,497**	**0.2%**		1,659	0.1%
1.01% to 2.00%		**94,805**	**2.9%**		1,375	0.0%
2.01% to 3.00%		**337,127**	**10.3%**		33,130	1.0%
3.01% to 4.00%		**343,964**	**10.5%**		154,511	4.9%
4.01% to 5.00%.		**103,997**	**3.2%**		353,404	11.1%
5.01% to 6.00%		**54,327**	**1.7%**		309,345	9.7%
6.01% to 7.00%		**59**	**0.0%**		134	0.0%
7.01% and higher		**-**	**0.0%**		32	0.0%
Brokered 2.90 to 3.10%		**-**	**0.0%**		1,015	0.0%
Total certificate of deposits	**3.8%**	**939,776**	**28.8%**	4.7%	854,605	26.8%
Total interest bearing deposits	**2.3%**	**2,515,036**	**77.1%**	3.3%	2,396,391	75.2%
Total deposits	**1.8%**	**$ 3,262,475**	**100.0%**	2.5%	$ 3,184,478	100.0%
Deposits with a balance $100,000 and greater		**$ 1,621,430**			$ 1,615,558	

At December 31, 2008, scheduled maturities of certificate of deposits are as follows:

(dollars in thousands)	Total	Years ending December 31, 2009	2010	2011	2012	Thereafter
1.00% and lower	**$ 5,497**	5,487	2	--	--	8
1.01% to 2.00%	**94,805**	89,605	4,825	130	21	224
2.01% to 3.00%	**337,127**	315,916	12,756	4,904	398	3,153
3.01% to 4.00%	**343,964**	284,310	33,891	17,037	3,087	5,639
4.01% to 5.00%	**103,997**	65,640	23,027	8,087	4,252	2,991
5.01% to 6.00%	**54,327**	29,872	10,412	9,158	4,785	100
6.01% to 7.00%	**59**	14	24	--	21	--
	$ 939,776	790,844	84,937	39,316	12,564	12,115

7. Deposits . . . continued

Interest expense on deposits is summarized as follows:

(dollars in thousands)		Years ended December 31, 2008	2007	2006
NOW accounts	$	**3,014**	4,708	2,976
Savings accounts		**1,865**	2,679	2,336
Money market demand accounts		**17,234**	27,248	18,043
Certificate of deposits		**32,899**	46,824	34,792
	$	**55,012**	81,459	58,147

The Company reclassified approximately $3,199,000 and $4,115,000 of overdraft demand deposits to loans as of December 31, 2008 and 2007, respectively. The Company has entered into transactions with its executive officers, directors, significant shareholders, and their affiliates. The aggregate amount of deposits with such related parties at December 31, 2008, and 2007 was approximately $41,667,000 and $67,241,000, respectively.

8. Borrowings

Advances from the FHLB consist of the following:

		Maturing in years ending December 31,						Totals as of December 31,	
(dollars in thousands)		2009	2010	2011	2012	2013	Thereafter	**2008**	2007
0.00% to 1.00%	$	175,900	--	--	--	--	--	**175,900**	--
1.01% to 2.00%		--	--	--	--	--	--	--	--
2.01% to 3.00%		--	--	--	--	--	--	--	--
3.01% to 4.00%		250	750	--	40,000	--	75,000	**116,000**	44,000
4.01% to 5.00%		2,000	--	350	42,000	--	792	**45,142**	475,214
5.01% to 6.00%		1	--	--	--	--	1,090	**1,091**	19,239
6.01% to 7.00%		8	65	--	--	--	250	**323**	396
7.01% to 8.00%		--	--	--	--	--	--	--	100
	$	178,159	815	350	82,000	-	77,132	**338,456**	538,949

In addition to specifically pledged loans and investment securities, the FHLB advances are collateralized by FHLB stock owned by the Company and a blanket assignment of the unpledged qualifying loans and investments. The total amount of advances available as of December 31, 2008 was approximately $416,621,000. The weighted average fixed interest rate on these advances was 2.10 percent and 4.41 percent at December 31, 2008 and 2007, respectively.

With respect to $157,000,000 of advances outstanding at December 31, 2008, the FHLB holds callable options that will be exercised on the quarterly measurement date, after the initial call date, if three month LIBOR is greater than 8%. The FHLB callable options as of December 31, 2008 are summarized as follows:

(dollars in thousands)				
	Amount	Interest Rate	Maturity	Earliest Call
$	82,000	3.49% - 4.83%	2012	2009
	75,000	3.16% - 4.64%	2015	2009
$	157,000			

8. Borrowings. . . continued

The Company had FRB discount window borrowings outstanding of $914,000,000 and $0 as of December 31, 2008 and 2007, respectively. The borrowings have a weighted average fixed interest rate of .53 percent, mature in 2009 and are collateralized by loans and investments with an available balance of $301,849,000 as of December 31, 2008.

The Company had U.S. Treasury Tax and Loan borrowings outstanding of $6,067,000 and $221,409,000 as of December 31, 2008 and 2007, respectively. The borrowings as of December 31, 2008 are short term and have an interest rate of fed funds less 25 basis points and are collateralized with loans and investments with an available balance of $408,798,000.

9. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase consist of the following at:

December 31, 2008 (dollars in thousands)		Repurchase amount	Weighted average fixed rate		Book value of underlying assets	Market value of underlying assets
Securities sold under agreements to repurchase within:						
Overnight	$	**186,217**	**1.22%**	$	**201,185**	**191,985**
Term 30 - 90 days		**2,146**	**2.74%**		-	-
	$	**188,363**	**1.23%**	$	**201,185**	**191,985**

December 31, 2007 (dollars in thousands)		Repurchase amount	Weighted average fixed rate		Book value of underlying assets	Market value of underlying assets
Securities sold under agreements to repurchase within:						
Overnight	$	177,392	3.56%		183,909	183,404
Term over 90 days		649	5.05%		654	658
	$	178,041	3.57%	$	184,563	184,062

The securities, consisting of U.S. Agency and U.S. Government Sponsored Enterprises issued or guaranteed mortgage-backed securities, subject to agreements to repurchase are for the same securities originally sold, and are held in a custody account by a third party. For the years ended December 31, 2008 and 2007, securities sold under agreements to repurchase averaged approximately $188,952,000 and $171,290,000, respectively, and the maximum outstanding at any month end during the year was approximately $196,461,000 and $193,421,000, respectively.

10. Subordinated Debentures

Trust Preferred Securities were issued by the Company's five trust subsidiaries, whose common stock is wholly-owned by the Company, in conjunction with the Company issuing Subordinated Debentures to the trust subsidiaries. The terms of the Subordinated Debentures are the same as the terms of the Trust Preferred Securities. The Company guaranteed the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the trust subsidiaries. The obligations of the Company under the Subordinated Debentures together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of all trusts under the Trust Preferred Securities.

The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Subordinated Debentures at their stated maturity date or the earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. Interest distributions are payable quarterly. The Company may defer the payment of interest at any time from time to time for a period not exceeding 20 consecutive quarters provided that the deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on its common shares will be restricted.

Subject to approval by the FRB, the Trust Preferred Securities may be redeemed at par prior to maturity at the Company's option on or after the redemption date. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) for the Trusts in the event of unfavorable changes in laws or regulations that result in (1) subsidiary trusts becoming subject to federal income tax on income received on the Subordinated Debentures, (2) interest payable by the Company on the Subordinated Debentures becoming non-deductible for federal tax purposes, (3) the requirement for the trusts to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier 1 Capital" under the FRB capital adequacy guidelines.

The terms of the Subordinated Debentures, arranged by maturity date, is reflected in the table below. The amount includes fair value adjustments from acquisitions.

Debentures issued to (dollars in thousands)	Amount	Rate at December 31, 2008	Fixed/ Variable	Rate upon conversion to Variable	Maturity Date	Redemption Date
Glacier Capital Trust II........	$ 46,393	5.788%	Fixed 5 years	3 mo LIBOR plus 2.75%	04/07/34	04/07/09
Citizens Capital Trust I........	5,155	3 mo Libor plus 2.65%	Variable	unchanged	06/17/34	06/17/09
Glacier Capital Trust III........	36,083	6.078%	Fixed 5 years	3 mo LIBOR plus 1.29%	04/07/36	04/07/11
Glacier Capital Trust IV........	30,928	7.235%	Fixed 5 years	3 mo LIBOR plus 1.57%	09/15/36	09/15/11
San Juan Trust I	2,478	6.681%	Fixed 5 years	3 mo LIBOR plus 1.82%	03/01/37	03/01/12
	$ 121,037					

11. Regulatory Capital

The FRB has adopted capital adequacy guidelines pursuant to which it assesses the adequacy of capital in supervising a bank holding company. The following table illustrates the FRB's adequacy guidelines and the Company's and subsidiaries banks' compliance with those guidelines as of December 31, 2008.

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital (to risk weighted assets)						
Consolidated	640,275	14.30%	179,117	4.00%	268,676	6.00%
Glacier	119,748	11.31%	42,341	4.00%	63,512	6.00%
Mountain West	101,315	10.62%	38,151	4.00%	57,226	6.00%
First Security	96,800	14.29%	27,088	4.00%	40,632	6.00%
Western	59,825	13.26%	18,043	4.00%	27,065	6.00%
1st Bank	38,527	12.58%	12,252	4.00%	18,378	6.00%
Big Sky	38,561	11.89%	12,974	4.00%	19,462	6.00%
Valley	29,269	13.65%	8,574	4.00%	12,861	6.00%
Citizens	19,564	10.84%	7,217	4.00%	10,826	6.00%
San Juans	13,490	9.26%	5,830	4.00%	8,745	6.00%
First Bank-MT	15,149	11.70%	5,179	4.00%	7,769	6.00%
Morgan	12,231	17.39%	2,813	4.00%	4,220	6.00%
Total capital (to risk weighted assets)						
Consolidated	696,505	15.55%	358,234	8.00%	447,793	10.00%
Glacier	133,051	12.57%	84,682	8.00%	105,853	10.00%
Mountain West	113,287	11.88%	76,302	8.00%	95,377	10.00%
First Security	105,303	15.55%	54,176	8.00%	67,719	10.00%
Western	65,481	14.52%	36,087	8.00%	45,108	10.00%
1st Bank	42,370	13.83%	24,504	8.00%	30,630	10.00%
Big Sky	42,642	13.15%	25,949	8.00%	32,436	10.00%
Valley	31,959	14.91%	17,148	8.00%	21,435	10.00%
Citizens	21,825	12.10%	14,434	8.00%	18,043	10.00%
San Juans	15,322	10.51%	11,660	8.00%	14,575	10.00%
First Bank-MT	16,772	12.95%	10,358	8.00%	12,948	10.00%
Morgan	13,112	18.64%	5,626	8.00%	7,033	10.00%
Leverage capital (to average assets)						
Consolidated	640,275	12.38%	206,812	4.00%	258,515	5.00%
Glacier	119,748	9.79%	48,929	4.00%	61,161	5.00%
Mountain West	101,315	8.68%	46,707	4.00%	58,383	5.00%
First Security	96,800	11.31%	34,229	4.00%	42,786	5.00%
Western	59,825	10.71%	22,335	4.00%	27,919	5.00%
1st Bank	38,527	8.08%	19,077	4.00%	23,847	5.00%
Big Sky	38,561	11.62%	13,272	4.00%	16,589	5.00%
Valley	29,269	9.11%	12,846	4.00%	16,058	5.00%
Citizens	19,564	9.46%	8,274	4.00%	10,343	5.00%
San Juans	13,490	9.66%	5,586	4.00%	6,982	5.00%
First Bank-MT	15,149	10.17%	5,961	4.00%	7,451	5.00%
Morgan	12,231	13.23%	3,697	4.00%	4,621	5.00%

11. Regulatory Capital. . . continued

The following table illustrates the FRB's adequacy guidelines and the Company's and bank subsidiaries' compliance with those guidelines as of December 31, 2007:

	Actual		Minimum capital requirement		Well capitalized requirement	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 capital (to risk weighted assets)						
Consolidated	484,394	12.17%	159,261	4.00%	238,892	6.00%
Glacier	85,467	10.75%	31,810	4.00%	47,715	6.00%
Mountain West	88,962	10.45%	34,056	4.00%	51,085	6.00%
First Security	87,818	13.67%	25,705	4.00%	38,558	6.00%
Western	57,212	14.22%	16,092	4.00%	24,139	6.00%
1st Bank	32,659	11.27%	11,589	4.00%	17,383	6.00%
Big Sky	33,497	11.04%	12,136	4.00%	18,204	6.00%
Valley	24,948	11.68%	8,545	4.00%	12,817	6.00%
Citizens	17,724	11.92%	5,948	4.00%	8,923	6.00%
First Bank-MT	12,353	10.79%	4,578	4.00%	6,867	6.00%
Morgan	8,841	14.10%	2,508	4.00%	3,761	6.00%
Total capital (to risk weighted assets)						
Consolidated	534,221	13.42%	318,523	8.00%	398,153	10.00%
Glacier	94,773	11.92%	63,620	8.00%	79,525	10.00%
Mountain West	99,351	11.67%	68,113	8.00%	85,141	10.00%
First Security	95,878	14.92%	51,410	8.00%	64,263	10.00%
Western	62,263	15.48%	32,185	8.00%	40,231	10.00%
1st Bank	36,218	12.50%	23,178	8.00%	28,972	10.00%
Big Sky	37,300	12.29%	24,273	8.00%	30,341	10.00%
Valley	27,621	12.93%	17,089	8.00%	21,362	10.00%
Citizens	19,588	13.17%	11,897	8.00%	14,871	10.00%
First Bank-MT	13,785	12.04%	9,156	8.00%	11,445	10.00%
Morgan	9,625	15.35%	5,015	8.00%	6,269	10.00%
Leverage capital (to average assets)						
Consolidated	484,394	10.48%	184,865	4.00%	231,081	5.00%
Glacier	85,467	9.62%	35,553	4.00%	44,441	5.00%
Mountain West	88,962	9.01%	39,497	4.00%	49,371	5.00%
First Security	87,818	11.11%	31,619	4.00%	39,523	5.00%
Western	57,212	11.18%	20,470	4.00%	25,588	5.00%
1st Bank	32,659	7.41%	17,623	4.00%	22,029	5.00%
Big Sky	33,497	11.17%	11,997	4.00%	14,996	5.00%
Valley	24,948	9.03%	11,057	4.00%	13,821	5.00%
Citizens	17,724	10.10%	7,017	4.00%	8,772	5.00%
First Bank-MT	12,353	9.26%	5,334	4.00%	6,668	5.00%
Morgan	8,841	10.41%	3,398	4.00%	4,248	5.00%

The Federal Deposit Insurance Corporation Improvement Act generally restricts a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its bank holding company if the institution would thereafter be capitalized at less than 8 percent total capital (to risk weighted assets), 4 percent tier 1 capital (to risk weighted assets), or a 4 percent tier 1 capital (to average assets). At December 31, 2008 and 2007, each of the bank subsidiaries' capital measures exceed the highest supervisory threshold, which requires total capital (to risk weighted assets) of at least 10 percent, tier 1 capital (to risk weighted assets) of at least 6 percent, and a leverage capital (to average assets) of at least 5 percent.

11. Regulatory Capital... continued

Each of the bank subsidiaries was considered well capitalized by the respective regulator as of December 31, 2008 and 2007. There are no conditions or events since year-end that management believes have changed the Company's or subsidiaries' risk-based capital category.

The bank subsidiaries are subject to certain restrictions on the amount of dividends that they may declare without prior regulatory approval. At December 31, 2008, approximately $108,269,000 of retained earnings was available for dividend declaration without prior regulatory approval.

12. Federal and State Income Taxes

The following is a summary of consolidated income tax expense for:

(dollars in thousands)		2008	2007	2006
Current:				
Federal	$	**37,373**	29,016	26,740
State		**8,271**	6,491	6,317
Total current tax expense		**45,644**	35,507	33,057
Deferred:				
Federal		**(9,979)**	(348)	(1,453)
State		**(2,064)**	(72)	(347)
Total deferred tax (income) expense		**(12,043)**	(420)	(1,800)
Total income tax expense	$	**33,601**	35,087	31,257

Combined federal and state income tax expense differs from that computed at the federal statutory corporate tax rate as follows for:

	Years ended December 31,		
	2008	2007	2006
Federal statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal income tax benefit	**4.1%**	4.0%	4.2%
Tax-exempt interest income	**-4.9%**	-4.4%	-5.0%
Other, net	**-0.3%**	-0.8%	-0.4%
	33.9%	33.8%	33.8%

12. Federal and State Income Taxes . . . continued

The tax effect of temporary differences which give rise to a significant portion of deferred tax assets and deferred tax liabilities are as follows:

(dollars in thousands)		December 31, 2008	2007
Deferred tax assets:			
Allowance for loan and lease losses	$	**30,061**	21,359
Deferred compensation		**2,896**	2,542
Stock based compensation		**3,100**	2,236
Impairment of equity securities (FHLMC & FNMA)		**2,976**	-
Available-for-sale securities		**803**	-
Other		**3,940**	1,555
Total gross deferred tax assets		**43,776**	27,692
Deferred tax liabilities:			
Federal Home Loan Bank stock dividends		**(10,012)**	(10,033)
Fixed assets, due to differences in depreciation		**(6,393)**	(5,025)
Intangibles		**(7,897)**	(6,930)
Deferred loan costs		**(3,768)**	(2,745)
Available-for-sale securities		**-**	(2,027)
Other		**(1,414)**	(1,413)
Total gross deferred tax liabilities		**(29,484)**	(28,173)
Net deferred tax asset (liability)	$	**14,292**	(481)

The Company and its bank subsidiaries join together in the filing of consolidated income tax returns in the following jurisdictions: federal, Montana, Idaho, Colorado and Utah. Although 1st Bank has operations in Wyoming and Mountain has operations in Washington, neither Wyoming nor Washington imposes a corporate level income tax. All required income tax returns have been timely filed. Income tax returns for the years ended December 31, 2004, 2005, 2006 and 2007 remain subject to examination by federal, Montana, Idaho, Colorado and Utah tax authorities and income tax returns for the year ended December 31, 2003 remain subject to examination by the state of Montana and Idaho.

On January 1, 2007, the Company adopted FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes.* There was no cumulative effect recognized in retained earnings as a result of adopting FIN 48. In accordance with FIN 48, the Company reclassified the unrecognized tax benefit amount from a deferred tax liability to a current tax liability. A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

		Dollars in Thousands
Balance at January 1, 2007	$	300
Reduction of unrecognized tax benefits for expired periods		(90)
Balance at December 31, 2007		210
Reduction of unrecognized tax benefits for expired periods		(58)
Balance at December 31, 2008	$	152

If the unrecognized tax benefit amount at December 31, 2008 was recognized, it would decrease the Company's effective tax rate from 33.9 percent to 33.7 percent. The Company believes that it is unlikely that the balance of its unrecognized tax benefits will significantly increase or decrease over the next twelve months.

The Company recognizes interest related to unrecognized income tax benefits in interest expense and penalties are recognized in other expense. During the years ended December 31, 2008 and 2007, the Company recognized $0 interest expense and recognized $0 penalty with respect to income tax liabilities. The Company had approximately $37,000 and $50,000 accrued for the payment of interest at December 31, 2008 and 2007, respectively. The Company had accrued $0 for the payment of penalties at December 31, 2008 and 2007, respectively.

12. Federal and State Income Taxes . . . continued

There is no valuation allowance at December 31, 2008 and 2007 because management believes that it is more likely than not that the Company's deferred tax assets will be realized by offsetting future taxable income from reversing taxable temporary differences and anticipated future taxable income.

Retained earnings at December 31, 2008 includes approximately $3,600,000 for which no provision for federal income tax has been made. This amount represents the base year federal bad debt reserve, which is essentially an allocation of earnings to pre-1988 bad debt deductions for income tax purposes only. This amount is treated as a permanent difference and deferred taxes are not recognized unless it appears that this bad debt reserve will be reduced and thereby result in taxable income in the foreseeable future. The Company is not currently contemplating any changes in its business or operations which would result in a recapture of this federal bad debt reserve into taxable income.

13. Employee Benefit Plans

The Company has a profit sharing plan that is subject to a "safe harbor" provision requiring an annual 3 percent non-elective contribution by the Company. To be considered eligible for the plan, an employee must be 21 year of age and have been employed for a full calendar quarter. In addition, elective contributions, depending on the Company's profitability, may be made to the plan. To be considered eligible for the elective contributions, an employee must be 21 years of age, worked 501 hours in the plan year and be employed as of the last day of the plan year. Participants are at all times fully vested in all contributions. The total plan expense for the years ended December 31, 2008, 2007, and 2006 was approximately $3,034,000, $3,964,000 and $4,730,000 respectively.

The Company also has an employees' savings plan. The plan allows eligible employees to contribute up to 60 percent of their monthly salaries. The Company matches an amount equal to 50 percent of the employee's contribution, up to 6 percent of the employee's total pay. Participants are at all times fully vested in all contributions. The Company's contribution to the savings plan for the years ended December 31, 2008, 2007 and 2006 was approximately $1,445,000, $1,333,000, and $1,120,000, respectively.

The Company has a non-funded deferred compensation plan for directors and senior officers. The plan provides for the deferral of cash payments of up to 50 percent of a participants' salary, and for 100 percent of bonuses and directors fees, at the election of the participant. The total amount deferred was approximately $461,000, $543,000, and $643,000, for the years ending December 31, 2008, 2007, and 2006, respectively. The participant receives an earnings credit at a rate equal to 50 percent of the Company's return on equity. The total earnings for the years ended 2008, 2007, and 2006 for this plan were approximately $261,000, $259,000, and $226,000, respectively. In connection with several acquisitions, the Company assumed the obligations of deferred compensation plans for certain key employees. As of December 31, 2008, the liability related to the obligations was approximately $1,684,000 and was included in other liabilities of the Consolidated Statements of Financial Condition. The amount expensed related to the obligations during 2008 was insignificant.

The Company has a Supplemental Executive Retirement Plan (SERP) which is intended to supplement payments due to participants upon retirement under the Company's other qualified plans. The Company credits the participant's account on annual basis for an amount equal to employer contributions that would have otherwise been allocated to the participant's account under the tax-qualified plans were it not for limitations imposed by the Internal Revenue Service (IRS), or the participation in the non-funded deferred compensation plan. Eligible employees include participants of the non-funded deferred compensation plan and employees whose benefits were limited as a result of IRS regulations. The Company's required contribution to the SERP for the years ended December 31, 2008, 2007 and 2006 was approximately $67,000, $70,000, and $102,000, respectively. The participant receives an earnings credit at a rate equal to 50 percent of the Company's return on equity. The total earnings for the years ended 2008, 2007, and 2006 for this plan were approximately $50,000, $52,000, and $48,000, respectively.

The Company has elected to self-insure certain costs related to employee health and accident benefit programs as of January 1, 2007 and also the employee dental program beginning January 1, 2008. Costs resulting from noninsured losses are expensed as incurred. The Company has purchased insurance that limits its exposure on an aggregate and individual claims basis for the employee health and accident benefit programs.

The Company has entered into employment contracts with 17 senior officers that provide benefits under certain conditions following a change in control of the Company.

14. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended December 31,		
	2008	2007	2006
Net earnings available to common stockholders, basic and diluted $	**65,657,000**	68,603,000	61,131,000
Average outstanding shares - basic	**54,851,145**	53,236,489	49,727,299
Add: Dilutive stock options	**152,669**	511,909	769,878
Average outstanding shares - diluted	**55,003,814**	53,748,398	50,497,177
Basic earnings per share $	**1.20**	1.29	1.23
Diluted earnings per share $	**1.19**	1.28	1.21

There were approximately 1,421,000, 701,000, and 606,000 options excluded from the diluted share calculation for December 31, 2008, 2007, and 2006, respectively, due to the option exercise price exceeding the market price of the Company's common stock.

15. Stock Option Plans

The Company has stock-based compensation plans outstanding. The Directors 1994 Stock Option Plan was approved to provide for the grant of stock options to outside Directors of the Company. The Directors 1994 Stock Option Plan will expire in March of 2009. The Employees 1995 Stock Option Plan was approved to provide the grant of stock options to certain full-time employees of the Company. The Employees 1995 Stock Option Plan expired in April 2005 and has granted but unexpired stock options outstanding. The 2005 Stock Incentive Plan provides awards to certain full-time employees and directors of the Company. The 2005 Stock Incentive Plan permits the granting of stock options, share appreciation rights, restricted shares, restricted share units, and unrestricted shares, deferred share units, and performance awards. Upon exercise of the stock options, the shares are obtained from the authorized and unissued stock.

The 1994, 1995, and 2005 plans also contain provisions authorizing the grant of limited stock rights, which permit the optionee, upon a change in control of the Company, to surrender his or her stock options for cancellation and receive cash or common stock equal to the difference between the exercise price and the fair market value of the shares on the date of the grant. The option price at which the Company's common stock may be purchased upon exercise of stock options granted under the plans must be at least equal to the per share market value of such stock at the date the option is granted. All stock option shares are adjusted for stock splits and stock dividends. The term of the stock options may not exceed five years from the date the options are granted. The employee stock options generally vest over a period of two years and the director options vest over a period of six months.

The Company adopted SFAS No. 123 (Revised) *Share-Based Payment,* as of January 1, 2006 and, accordingly, has determined compensation cost based on the fair value of stock options at the grant date. Additionally, the compensation cost for the portion of awards outstanding for which the requisite service has not been rendered that are outstanding as of the required effective date are recognized as the requisite service is rendered on or after the required effective date. For the twelve months ended December 31, 2008, the compensation cost for the stock option plans was $2,782,000, with a corresponding income tax benefit of $1,096,000, resulting in a net earnings and cash flow from operations reduction of $1,686,000, or a decrease of $.03 per share for both basic and diluted earnings per share. Additionally, in the Consolidated Statement of Cash Flows, the excess tax benefit from stock options decreased the net cash provided from operating activities and increased the net cash provided by financing activities by $1,325,000 the twelve months ended December 31, 2008. Total unrecognized compensation cost, net of income tax benefit, related to non-vested awards which are expected to be recognized over the next weighted period of 1 year was $1,110,000 as of December 31, 2008. The total fair value of shares vested for the year ended December 31, 2008 and 2007 was $3,596,000 and $2,013,000, respectively.

15. Stock Option Plans . . . continued

Prior to the adoption of SFAS No. 123 (R), the Company utilized the intrinsic value method and compensation cost was the excess of the market price of the stock at the grant date over the amount an employee must pay to acquire the stock. The exercise price of all stock options granted has been equal to the fair market value of the underlying stock at the date of grant and, accordingly, the intrinsic value has been $0 and no compensation cost was recognized prior to the adoption of SFAS No. 123 (R). The Company did not modify any outstanding stock options prior to the adoption of the standard.

The per share weighted-average fair value of stock options on the date of grant was based on the Black Scholes option-pricing model. The Company uses historical data to estimate option exercise and termination within the valuation model. Employee and director awards, which have dissimilar historical exercise behavior, are considered separately for valuation purposes. The risk-free interest rate for periods within the contractual life of the stock option is based on the U.S. Treasury yield in effect at the time of the grant. The stock option awards generally vest upon six months or two years of service for directors and employees, respectively, and generally expire in five years. Expected volatilities are based on historical volatility and other factors. The following lists the various assumptions and fair value of the grants awarded during the year.

	Options granted during		
	2008	2007	2006
Fair Value of Stock Options - Black Scholes....	$ 3.56	$ 5.05	$ 4.31
Expected Volatility..................................	29%	26%	27%
Expected Dividends................................	2.30%	2.12%	2.23%
Risk Free Interest Rate.............................	2.49%	4.80%	4.35%
Expected Life.......................................	3.46	3.47	3.30

At December 31, 2008, total shares available for stock option grants to employees and directors are 3,602,676. Changes in shares granted for stock options for the years ended December 31, 2008, 2007, and 2006, respectively, are summarized as follows:

	Options	Weighted average exercise price
Outstanding at December 31, 2007....................	2,903,517	18.62
Canceled..	(153,860)	21.41
Granted...	598,810	18.19
Exercised...	(719,858)	13.61
Outstanding at December 31, 2008....................	2,628,609	19.73
Excercisable at December 31, 2008..............	1,548,219	18.82

The range of exercise prices on options outstanding and exercisable at December 31, 2008 is as follows:

				Options exercisable	
Price range	Options Outstanding	Weighted average exercise price	Weighted average life of options	Options Exercisable	Weighted average exercise price
$5.97	3,348	$5.97	.4 years	3,348	$5.97
$13.35 -$18.30	1,197,711	17.46	3.1 years	701,861	16.13
$18.74 - $24.73	1,427,550	22.47	2.6 years	843,010	21.32
	2,628,609	19.73	2.9 years	1,548,219	18.82

16. Parent Company Information (Condensed)

The following condensed financial information is the unconsolidated (parent company only) information for Glacier Bancorp, Inc.:

Statements of Financial Condition (dollars in thousands)		December 31, 2008	2007
Assets:			
Cash	$	1,036	2,374
Interest bearing cash deposits		97,221	19,686
Cash and cash equivalents		98,257	22,060
Investment securities, available-for-sale		-	1,274
Other assets		14,443	10,225
Investment in subsidiaries		702,183	627,333
	$	814,883	660,892
Liabilities and Stockholders' Equity:			
Dividends payable	$	7,973	6,974
Subordinated debentures		121,037	118,559
Other liabilities		8,933	6,783
Total liabilities		137,943	132,316
Common stock		613	536
Paid-in capital		491,794	374,728
Retained earnings		185,776	150,195
Accumulated other comprehensive (loss) income		(1,243)	3,117
Total stockholders' equity		676,940	528,576
	$	814,883	660,892

Statements of Operations (dollars in thousands)		Years ended December 31, 2008	2007	2006
Revenues				
Dividends from subsidiaries	$	20,500	40,550	25,400
Other income		747	889	754
Intercompany charges for services		12,656	11,345	9,711
Total revenues		33,903	52,784	35,865
Expenses				
Employee compensation and benefits		7,769	7,564	6,508
Other operating expenses		13,044	12,969	10,230
Total expenses		20,813	20,533	16,738
Earnings before income tax benefit and equity in undistributed earnings of subsidiaries		13,090	32,251	19,127
Income tax benefit		1,952	4,444	298
Income before equity in undistributed earnings of subsidiaries		15,042	36,695	19,425
Subsidiary earnings in excess of dividends distributed		50,615	31,908	41,706
Net earnings	$	65,657	68,603	61,131

16. Parent Company Information (Condensed)...continued

Statements of Cash Flows (dollars in thousands)	Years ended December 31, 2008	2007	2006
Operating Activities			
Net earnings $	**65,657**	68,603	61,131
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Subsidiary earnings in excess of dividends distributed	**(50,615)**	(31,908)	(41,706)
Excess tax benefits related to the exercise of stock options	**(1,325)**	(1,745)	(1,217)
Net increase in other assets and other liabilities	**3,411**	5,316	4,986
Net cash provided by operating activities	**17,128**	40,266	23,194
Investing activities			
Proceeds from sales, maturities and prepayments of securities available-for-sale	**1,270**	--	--
Equity contribution to subsidiary banks	**(15,455)**	(10,416)	(65,035)
Net addition of premises and equipment	**(2,741)**	(3,401)	(1,902)
Net cash used by investing activities	**(16,926)**	(13,817)	(66,937)
Financing activities			
Proceeds from issuance of subordinated debentures	**–**	--	65,000
Repayment of subordinated debentures	**–**	--	(35,000)
Cash dividends paid	**(29,079)**	(26,694)	(22,558)
Excess tax benefits from stock options	**1,325**	1,745	1,217
Proceeds from exercise of stock options and other stock issued	**103,749**	6,154	36,403
Cash paid for stock dividends	**–**	--	(5)
Net cash provided by (used) financing activities	**75,995**	(18,795)	45,057
Net increase in cash and cash equivalents	**76,197**	7,654	1,314
Cash and cash equivalents at beginning of year	**22,060**	14,406	13,092
Cash and cash equivalents at end of year $	**98,257**	22,060	14,406

17. Unaudited Quarterly Financial Data

Summarized unaudited quarterly financial data is as follows (dollars in thousands except per share amounts):

	Quarters Ended, 2008 March 31	June 30	September 30	December 31
Interest income $	76,016	74,573	75,689	76,707
Interest expense	27,387	22,273	22,113	18,599
Net interest income	48,629	52,300	53,576	58,108
Gain (Loss) on investments	248	-	(7,593)	-
Provision for loan losses	2,500	5,042	8,715	12,223
Earnings before income taxes	26,778	28,196	18,854	25,430
Net earnings	17,399	18,459	12,785	17,014
Basic earnings per share	0.32	0.35	0.23	0.30
Diluted earnings per share	0.32	0.34	0.24	0.29
Dividends per share	0.13	0.13	0.13	0.13
Market range high-low	$20.48-$15.54	$21.78-$15.99	$27.72-$14.46	$25.36-$14.12

17. Unaudited Quarterly Financial Data...continued

During the first quarter of 2008, the Company realized a gain of $130,000 from extinguishment of the Company's share ownership in Principal Financial Group and a gain of $118,000 from the mandatory redemption of a portion of Visa, Inc. shares from its recent initial public offering. During the third quarter of 2008, the Company incurred a $7,593,000 OTTI charge with respect to its investments in Freddie Mac preferred stock and Fannie Mae common stock. The Fannie Mae and Freddie Mac stock was written down to a $0 value, however, the Company retains ownership.

	Quarters Ended, 2007			
	March 31	June 30	September 30	December 31
Interest income .... $	71,920	75,293	78,430	79,117
Interest expense........	28,829	30,097	31,447	30,918
Net interest income........	43,091	45,196	46,983	48,199
Loss on investments........	(8)	-	-	-
Provision for loan losses........	1,195	1,210	1,315	2,960
Earnings before income taxes........	24,405	25,323	26,950	27,012
Net earnings	16,093	16,725	17,639	18,146
Basic earnings per share........	0.31	0.31	0.33	0.34
Diluted earnings per share........	0.30	0.31	0.33	0.34
Dividends per share	0.12	0.12	0.13	0.13
Market range high-low	$25.39-$22.76	$24.61-$19.55	$24.00-$18.41	$23.85-$17.57

18. Fair Value of Financial Instruments

On January 1, 2008, the Company adopted FASB issued SFAS No. 157, Fair Value Measurements, which is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FASB issued Staff Position ("FSP") SFAS 157-2, Effective Date of SFAS No. 157, which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS 157 has been applied prospectively as of January 1, 2008.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities
Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities
Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following are the assets measured at fair value on a recurring basis at and for the period ended December 31, 2008.

(Dollars in thousands)	Carrying value of Assets/ Liabilities at 12/31/08	Assets/ Liabilities measured at Fair Value 12/31/08	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:					
Investment securities .... $	434,677	434,677	-	418,853	15,824
Mortgage-backed securities	494,470	494,470	-	486,873	7,597
Total financial assets .... $	929,147	929,147	-	905,726	23,421

18. Fair Value of Financial Instruments...continued

The following is a description of the valuation methodologies used for financial assets measured at fair value on a recurring basis. There have been no significant changes in the valuation techniques during the period.

Investments and mortgage-backed securities – fair value for available-for-sale securities is estimated by obtaining quoted market prices for identical assets, where available. If such prices are not available, fair value is based on independent asset pricing services and models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections, and cash flows. For those securities where greater reliance on unobservable inputs occurs, such securities are classified as Level 3 within the hierarchy.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period ended December 31, 2008.

(Dollars in thousands)		Significant Unobservable Inputs (Level 3)
Balance as of January 1, 2008	$	16,948
Total unrealized gains included in other comprehensive income		(747)
Amortization, accretion, or principal payments		(377)
Transfers into level 3		7,597
Balance as of December 31, 2008	$	23,421

The change in unrealized losses related to available-for-sale securities are reported in the accumulated other comprehensive income (loss).

Certain financial assets or liabilities are not measured at fair value on a recurring basis, but are subject to fair value measurement in certain circumstances, for example upon acquisition or when there is evidence of impairment. The following are the assets measured at fair value on a nonrecurring basis at December 31, 2008.

(Dollars in thousands)		Carrying value of Assets/ Liabilities at 12/31/08	Assets/ Liabilities measured at Fair Value 12/31/08	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:						
Impaired Loans, net of allowance for loan and lease losses	$	71,950	71,950	-	-	71,950
Total financial assets	$	71,950	71,950	-	-	71,950

The following is a description of the valuation methodologies used for financial assets measured at fair value on a nonrecurring basis. There have been no significant changes in the valuation techniques during the period.

Impaired Loans, net of ALLL – loans included in the Company's financials for which it is probable that the Company will not collect all principal and interest due according to contractual terms are considered impaired in accordance with SFAS 114, *Accounting by Creditors for Impairment of a Loan.* Allowable methods for estimating fair value include using the fair value of the collateral for collateral dependent loans or, where a loan is determined not to be collateral dependent, using the discounted cash flow method. Impaired loans are primarily collateral-dependent and the estimated fair value is based on the fair value of the collateral. Impaired loans are classified within Level 3 of the fair value hierarchy.

18. Fair Value of Financial Instruments...continued

The following presents the estimated fair values as in accordance with FAS 107, *Disclosures about Fair Value of Financial Instruments,* as of December 31, 2008 and 2007.

		2008		2007	
(dollars in thousands)		Amount	Fair Value	Amount	Fair Value
Financial Assets:					
Cash on hand and in banks	$	125,123	125,123	145,697	145,697
Federal funds sold		6,480	6,480	135	135
Interest bearing cash deposits		3,652	3,652	81,777	81,777
Investment securities		434,677	434,677	297,136	297,136
Mortgage-backed securities		494,470	494,470	343,373	343,373
FHLB and FRB stock		60,945	60,945	59,815	59,815
Loans receivable, net of allowance for loan and lease losses		4,053,454	4,064,215	3,557,122	3,580,202
Accrued interest receivable		28,777	28,777	26,168	26,168
Total financial assets	$	5,207,578	5,218,339	4,511,223	4,534,303
Financial Liabilities:					
Deposits	$	3,262,475	3,273,076	3,184,478	3,192,594
Advances from the FHLB		338,456	344,597	538,949	538,949
Federal Reserve Bank discount window		914,000	914,000	-	-
Repurchase agreements and other borrowed funds		196,731	196,749	401,621	401,628
Subordinated debentures		121,037	63,840	118,559	110,420
Accrued interest payable		9,751	9,751	13,281	13,281
Total financial liabilities	$	4,842,450	4,802,013	4,256,888	4,256,872

The following is a description of the methods used to estimate the fair value of all other financial instruments recognized at amounts other than fair value.

Financial Assets
The estimated fair value is the book value of cash, federal funds sold, interest bearing cash deposits, and accrued interest receivable. The estimated fair value of FHLB and FRB stock is book value, due to the restrictions that such stock may only be sold to another member institution or the FHLB or FRB at their par value.

Loans receivable, net of ALLL – fair value for unimpaired loans, net of ALLL, is estimated by discounting the future cash flows using the rates at which similar notes would be written for the same remaining maturities. Impaired loans are primarily collateral-dependent and the estimated fair value is based on the fair value of the collateral.

Financial Liabilities
The estimated fair value of accrued interest payable is the book value.

Deposits – fair value of term deposits is estimated by discounting the future cash flows using rates of similar deposits with similar maturities. The estimated fair value of demand, NOW, savings, and money market deposits is the book value since rates are regularly adjusted to market rates.

Advances from FHLB – fair value of advances is estimated based on borrowing rates currently available to the Company for advances with similar terms and maturities.

Repurchase agreements and other borrowed funds – fair value of term repurchase agreements and other term borrowings is estimated based on current repurchase rates and borrowing rates currently available to the Company for repurchases and borrowings with similar terms and maturities. The estimated fair value for overnight repurchase agreements and other borrowings is book value.

18. Fair Value of Financial Instruments...continued

Subordinated debentures – fair value of the subordinated debt is estimated by discounting the estimated future cash flows using current estimated market rates for subordinated debt issuances with similar characteristics.

Off-balance sheet financial instruments – Commitments to extend credit and letters of credit represent the principal categories of off-balance sheet financial instruments. Rates for these commitments are set at time of loan closing, such that no adjustment is necessary to reflect these commitments at market value. See Note 4 to consolidated financial statements.

19. Contingencies and Commitments

The Company leases certain land, premises and equipment from third parties under operating and capital leases. Total rent expense for the years ended December 31, 2008, 2007, and 2006 was approximately $2,561,000, $2,099,000, and $1,784,000, respectively. Amortization of building capital lease assets is included in depreciation. One of the Company's subsidiaries has entered into lease transactions with two of its directors and the related party rent expense for the years ended December 31, 2008, 2007, and 2006 was approximately $476,000, $346,000, and $333,000. The total future minimum rental commitments required under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2008 are as follows (dollars in thousands):

Years ended December 31,	Capital Leases	Operating Leases	Total
2009	$ 229	2,488	2,717
2010	231	2,372	2,603
2011	233	2,053	2,286
2012	235	1,555	1,790
2013	238	1,313	1,551
Thereafter	2,179	7,349	9,528
Total minimum lease payments	$ 3,345	17,130	20,475
Less: Amounts representing interest	1,236		
Present value of minimum lease payments	2,109		
Less: Current portion of obligations under capital leases	68		
Long-term portion of obligations under capital leases	2,041		

The Company is a defendant in legal proceedings arising in the normal course of business. In the opinion of management, the disposition of pending litigation will not have a material effect on the Company's consolidated financial position, results of operations or liquidity.

20. Acquisitions

On December 1, 2008, the Company acquired Bank of the San Juans Bancorporation and its San Juans subsidiary bank, with total assets of $157,648,000, loans of $139,376,000 and deposits of $118,934,000. The purchase price included core deposit intangible of $2,101,000 and goodwill of $6,451,000. The Company is currently evaluating the fair values of the assets and liabilities acquired. Adjustment of the allocated purchase price may be required for pre-acquisition contingencies of the acquired entity known or discovered during the allocation period, the period of time required to identify and measure the fair values of the assets and liabilities acquired in the business combination. The allocation period is generally limited to one year following consummation of a business combination.

On April 30, 2007, 1st Bank completed the acquisition of North Side with total assets of $128,252,000, loans of $38,773,000, and deposits of $99,568,000. The purchase price included core deposit intangible of $2,524,000 and goodwill of $8,223,000.

21. Operating Segment Information

SFAS No. 131, *Financial Reporting for Segments of a Business Enterprise*, requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company defines operating segments and evaluates segment performance internally based on individual bank charters. The following schedule provides selected financial data for the Company's operating segments. Centrally provided services to the banks are allocated based on estimated usage of those services. The operating segment identified as "Other" includes limited partnership interests that operate residential rental real estate properties which have been allocated low income housing tax credits. Intersegment revenues primarily represents interest income on intercompany borrowings, management fees, and data processing fees received by individual banks or the parent company. Intersegment revenues, expenses and assets are eliminated in order to report results in accordance with accounting principles generally accepted in the United States of America.

On April 30, 2008, Whitefish was merged into Glacier with operations conducted under the Glacier charter. The five subsidiaries acquired as a result of the acquisition of CDC included Citizens State Bank, First Citizens Bank of Billings, First National Bank of Lewistown, Western Bank of Chinook, and First Citizens Bank, N.A. On January 26, 2007, Citizens State Bank, First Citizens Bank of Billings, and First Citizens Bank, N.A. were merged into First Security, Western, and Glacier, respectively. On June 21, 2007, Western Bank of Chinook was merged into First National Bank of Lewistown and renamed First Bank of Montana. Prior period activity of the merged banks has been combined and included in the acquiring bank subsidiaries' historical results.

The accounting policies of the individual operating segments are the same as those of the Company described in Note 1. Transactions between operating segments are conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. Expenses for centrally provided services are allocated based on the estimated usage of those services.

21. Operating Segment Information . . . continued

The following is a summary of selected operating segment information for the years ended and as of December 31, 2008, 2007, and 2006.

2008 (dollars in thousands)	Glacier	Mountain West	First Security	Western	1st Bank	Big Sky	Valley	Citizens
Net interest income	$ 52,900	45,614	34,212	20,739	19,526	15,595	12,764	7,676
Provision for loan losses	(8,825)	(11,150)	(1,750)	(540)	(1,675)	(2,200)	(810)	(750)
Net interest income after provision for loan and lease losses	44,075	34,464	32,462	20,199	17,851	13,395	11,954	6,926
Noninterest income	13,926	20,353	6,987	3,200	3,877	3,608	4,542	2,855
Core deposit amortization	(392)	(196)	(511)	(623)	(571)	(23)	(42)	(128)
Other noninterest expense	(27,074)	(41,922)	(17,128)	(16,071)	(11,505)	(7,390)	(8,684)	(6,407)
Earnings before income taxes	30,535	12,699	21,810	6,705	9,652	9,590	7,770	3,246
Income tax (expense) benefit	(10,910)	(3,628)	(7,282)	(1,818)	(3,325)	(3,587)	(2,251)	(1,092)
Net income	$ 19,625	9,071	14,528	4,887	6,327	6,003	5,519	2,154
Assets	$ 1,250,774	1,226,869	954,218	609,678	466,774	332,325	297,875	217,697
Loans, net of ALLL	963,107	955,486	561,980	354,199	259,639	287,394	196,262	159,412
Goodwill	8,900	23,159	18,582	22,311	30,742	1,752	1,770	9,553
Deposits	609,473	680,404	545,199	357,729	347,346	179,834	185,505	135,970
Stockholders' equity	129,890	124,881	116,856	83,843	71,558	40,384	31,483	29,110

	San Juans	First Bank of MT	Morgan	Parent	Other	Eliminations	Consolidated
Net interest income	$ 575	6,676	3,169	(6,762)	(71)	-	212,613
Provision for loan losses	(53)	(390)	(337)	-	-	-	(28,480)
Net interest income after provision for loan and lease losses	522	6,286	2,832	(6,762)	(71)	-	184,133
Noninterest income	85	768	851	83,891	248	(84,157)	61,034
Core deposit amortization	(19)	(405)	(141)	-	-	-	(3,051)
Other noninterest expense	(397)	(3,083)	(2,638)	(13,424)	(204)	13,069	(142,858)
Earnings before income taxes	191	3,566	904	63,705	(27)	(71,088)	99,258
Income tax (expense) benefit	(75)	(1,279)	(306)	1,952	-	-	(33,601)
Net income	$ 116	2,287	598	65,657	(27)	(71,088)	65,657
Assets	$ 165,784	154,645	100,095	814,883	3,341	(1,040,988)	5,553,970
Loans, net of ALLL	142,114	114,177	60,731	-	-	(1,047)	4,053,454
Goodwill	6,451	12,556	10,976	-	-	-	146,752
Deposits	143,056	113,531	70,885	-	-	(106,457)	3,262,475
Stockholders' equity	21,207	29,329	23,642	676,940	1,577	(703,760)	676,940

21. Operating Segment Information . . . continued

2007 (dollars in thousands)		Glacier	Mountain West	First Security	Western	1st Bank	Big Sky	Valley
Net interest income	$	40,270	41,115	32,674	19,069	16,861	12,610	10,680
Provision for loan losses		(1,580)	(2,225)	(1,100)	-	(585)	(645)	(405)
Net interest income after provision for loan and lease losses		38,690	38,890	31,574	19,069	16,276	11,965	10,275
Noninterest income		13,473	19,861	6,844	8,792	3,399	3,583	4,655
Core deposit amortization		(415)	(208)	(554)	(675)	(531)	(23)	(42)
Other noninterest expense		(25,231)	(36,745)	(17,295)	(15,972)	(10,490)	(7,220)	(8,222)
Earnings before income taxes		26,517	21,798	20,569	11,214	8,654	8,305	6,666
Income tax (expense) benefit		(9,294)	(7,701)	(7,027)	(4,129)	(3,157)	(3,144)	(1,955)
Net income	$	17,223	14,097	13,542	7,085	5,497	5,161	4,711
Assets	$	1,101,112	1,038,294	792,882	508,729	456,273	315,885	282,643
Loans, net of ALLL		863,253	836,426	548,682	321,533	246,478	262,934	195,682
Goodwill		8,900	23,159	18,582	22,311	30,742	1,752	1,770
Deposits		579,190	666,330	533,260	345,273	365,906	215,771	187,657
Stockholders' equity		115,247	114,538	109,320	83,226	67,003	35,406	27,323

		Citizens	First Bank of MT	Morgan	Parent	Other	Eliminations	Consolidated
Net interest income	$	7,532	6,308	3,274	(6,859)	(65)	-	183,469
Provision for loan losses		(75)	(20)	(45)	-	-	-	(6,680)
Net interest income after provision for loan and lease losses		7,457	6,288	3,229	(6,859)	(65)	-	176,789
Noninterest income		2,550	736	813	84,025	224	(84,137)	64,818
Core deposit amortization		(146)	(451)	(157)	-	-	-	(3,202)
Other noninterest expense		(6,102)	(3,426)	(2,525)	(13,006)	(192)	11,711	(134,715)
Earnings before income taxes		3,759	3,147	1,360	64,160	(33)	(72,426)	103,690
Income tax (expense) benefit		(1,403)	(1,395)	(325)	4,443	-	-	(35,087)
Net income	$	2,356	1,752	1,035	68,603	(33)	(72,426)	68,603
Assets	$	182,769	149,483	95,054	660,892	3,385	(770,071)	4,817,330
Loans, net of ALLL		131,988	98,897	52,322	-	-	(1,073)	3,557,122
Goodwill		9,553	12,556	10,976	-	-	-	140,301
Deposits		139,228	113,692	73,375	-	-	(35,204)	3,184,478
Stockholders' equity		27,808	26,941	20,520	528,576	1,605	(628,937)	528,576

21. Operating Segment Information . . . continued

2006 (dollars in thousands)	Glacier	Mountain West	First Security	Western	1st Bank	Big Sky	Valley
Net interest income $	36,679	36,133	30,366	16,299	11,525	12,054	9,893
Provision for loan losses	(1,080)	(1,500)	(600)	-	(300)	(305)	(485)
Net interest income after provision for loan and lease losses	35,599	34,633	29,766	16,299	11,225	11,749	9,408
Noninterest income	11,857	16,442	5,351	5,645	2,939	2,781	3,938
Core deposit amortization	(286)	(219)	(383)	(329)	(408)	(23)	(43)
Other noninterest expense	(22,064)	(31,057)	(15,149)	(11,748)	(8,153)	(6,561)	(7,649)
Earnings before income taxes	25,106	19,799	19,585	9,867	5,603	7,946	5,654
Income tax (expense) benefit	(8,516)	(6,163)	(6,303)	(1,797)	(2,358)	(2,703)	(1,626)
Net income $	16,590	13,636	13,282	8,070	3,245	5,243	4,028
Assets $	989,496	918,985	829,796	591,378	324,560	274,888	269,442
Loans, net of ALLL	741,089	701,390	537,382	364,899	152,197	218,482	177,507
Goodwill	8,916	23,159	18,605	19,892	22,508	1,752	1,770
Deposits	612,461	693,323	547,711	395,245	255,834	223,605	183,233
Stockholders' equity	104,762	98,954	102,912	82,764	43,911	31,282	24,247

	Citizens	First Bank of MT	Morgan	Parent	Other	Eliminations	Consolidated
Net interest income $	8,247	1,580	1,090	(5,505)	(73)	-	158,288
Provision for loan losses	(900)	-	(22)	-	-	-	(5,192)
Net interest income after provision for loan and lease losses	7,347	1,580	1,068	(5,505)	(73)	-	153,096
Noninterest income	2,161	200	318	77,026	229	(77,045)	51,842
Core deposit amortization	(164)	(115)	(54)	-	-	-	(2,024)
Other noninterest expense	(5,898)	(691)	(651)	(10,688)	(270)	10,053	(110,526)
Earnings before income taxes	3,446	974	681	60,833	(114)	(66,992)	92,388
Income tax (expense) benefit	(1,507)	(334)	(248)	298	-	-	(31,257)
Net income $	1,939	640	433	61,131	(114)	(66,992)	61,131
Assets $	172,517	148,097	95,991	586,412	3,452	(733,716)	4,471,298
Loans, net of ALLL	137,779	90,595	45,302	-	-	(1,098)	3,165,524
Goodwill	9,553	12,660	10,901	-	-	-	129,716
Deposits	128,317	116,512	75,348	-	-	(24,056)	3,207,533
Stockholders' equity	25,549	25,766	20,308	456,143	1,648	(562,103)	456,143

22. Impact of Recently Issued Accounting Standards

In January 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20.* The EITF amends the impairment guidance in EITF Issue No. 99-20, "*Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*," to achieve more consistent determination of whether an other-than-temporary impairment has occurred. The FSP also retains and emphasizes the objective of an other than-temporary impairment assessment and the related disclosure requirements in SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*", and other related guidance. The issue is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. The Company has evaluated this issue and determined that it is not currently applicable to the Company, but could be applicable in the future at which time the Company will determine any material effect on the Company's financial position or results of operations.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.* The FSP amends SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (R), *Consolidation of Variable Interest Entities*, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (SPE) that holds a variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE and (b) a FSP on SFAS 140 and Interpretation 46(R) (FSP FAS 140-4 and FIN 46R-8) servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. The disclosures required by this FSP are intended to provide greater transparency to financial statement users about a transferor's continuing involvement with transferred financial assets and an enterprise's involvement with variable interest entities and qualifying SPEs. The issue shall be effective for the first reporting period (interim or annual) ending after December 15, 2008. The Company has evaluated the impact of the adoption of this FSP and determined there was not a material effect on the Company's financial position or results of operations.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* The FSP clarifies the application of SFAS 157 No., *Fair Value Measurements*, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The issue is effective upon issuance, including prior periods for which financial statements have been issued. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets*. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets*. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (R), *Business Combinations*, and other U.S. generally accepted accounting principles (GAAP). This issue is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of the adoption of this standard, but does not expect it to have a material effect on the Company's financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of the adoption of this standard, but does not expect it to have a material effect on the Company's financial position or results of operations.

In February 2008, the FASB issued FSP FAS 157-2, *Effective Date of FASB Statement No. 157.* This FSP delays the effective date of FASB Statement No. 157, *Fair Value Measurements*, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The issue is effective upon issuance. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations.

In February 2008, the FASB issued FSP FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13.* The FSP amends SFAS No. 157, *Fair Value Measurements*, to exclude SFAS No. 13, *Accounting for Leases*, and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS No. 13. However, this scope exception does not apply to assets acquired and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, *Business Combinations*, or SFAS No. 141 (R), *Business Combinations*, regardless of whether those assets and liabilities are related to leases. The issue is effective upon the initial adoption of SFAS 157. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer: a) Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree b) Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase c) Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial

22. Impact of Recently Issued Accounting Standards . . . continued

effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact of the adoption of this standard, but does not expect it to have a material effect on the Company's financial position or results of operations with any future business combinations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company has evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations. At present, the Company has chosen not to measure the permitted items at fair value.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company evaluated the impact of the adoption of this standard and determined there was not a material effect on the Company's financial position or results of operations. For additional information relating to fair value measurements, see Note 18.

In September 2006, the FASB EITF issued EITF 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. The EITF determined that for an endorsement split-dollar life insurance arrangement within the scope of the Issue, the employer should recognize a liability for future benefits in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, or APB Opinion 12, *Omnibus Opinion-1967*, based on the substantive agreement with the employee. The Issue is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company adopted the EITF during the first quarter of 2008 resulting in a $997 thousand decrease to retained earnings for the cumulative effect of a change in accounting principles.

23. Subsequent Events

On February 9, 2009, a definitive agreement to acquire First Company and its bank subsidiary First National Bank & Trust, a community bank based in Powell, Wyoming was announced. First National Bank & Trust has three branch locations in Powell, Cody, and Lovell, Wyoming. As of December 31, 2008, First National Bank & Trust had total assets of $282 million. Upon completion of the transaction, which is subject to regulatory approval and other customary conditions of closing, First National Bank & Trust will become a wholly-owned subsidiary of the Company.

On February 1, 2009, Morgan merged into 1st Bank resulting in operations being conducted under the 1st Bank charter. Prior period activity of Morgan will be combined and included in 1st Bank's historical results. The merger will be accounted for as a combination of two wholly-owned subsidiaries without purchase accounting.

Item 9. Changes in and disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes or disagreements with accountants on accounting and financial disclosure.

Item 9a. Controls and Procedures

<u>Evaluation of Disclosure Controls and Procedures.</u> An evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that as of the end of the period covered by this report, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by the Company in reports that are filed or submitted under the Securities Exchange Act of 1934

are recorded, processed, summarized and timely reported as provided in the SEC's rules and forms. As a result of this evaluation, there were no significant changes in the internal control over financial reporting during the three months ended December 31, 2008 that have materially affected, or are reasonable likely to materially affect, the internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting Management is responsible for establishing and maintaining effective internal control over financial reporting as it relates to its financial statements presented in conformity with U.S. generally accepted accounting principles. The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes self monitoring mechanisms and actions are taken to correct deficiencies as they are identified.

There are inherent limitations in any internal control, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

Management assessed its internal control structure over financial reporting as of December 31, 2008. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management asserts that the Company and subsidiaries maintained effective internal control over financial reporting as it relates to its financial statements presented in conformity with accounting principles generally accepted in the Unites States of America.

BKD LLP, the independent registered public accounting firm that audited the financial statements for the year ended December 31, 2008, has issued an attestation report on the Company's internal control over financial reporting. Such attestation report expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2008.

Item 9b. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding "Directors and Executive Officers" is set forth under the headings "Business of the Meeting – Information With Respect to Nominees" and "Management" of the Company's 2009 Annual Meeting Proxy Statement ("Proxy Statement") and is incorporated herein by reference.

Information regarding "Compliance with Section 16(a) of the Exchange Act" is set forth under the section "Compliance with Section 16 (a) Filing Requirements" of the Company's Proxy Statement and is incorporated herein by reference.

Information regarding the Company's audit committee financial expert is set forth under the heading "Meetings and Committees of Board of Directors – Committee Membership" in the Company's Proxy Statement and is incorporated by reference.

Consistent with the requirements of the Sarbanes-Oxley Act, the Company has a Code of Ethics applicable to senior financial officers including the principal executive officer. The Code of Ethics can be accessed electronically by visiting the Company's website at www.glacierbancorp.com. The Code of Ethics is also listed as Exhibit 14 to this report, and is incorporated by reference to the Company's 2003 annual report Form 10K.

Item 11. Executive Compensation

Information regarding "Executive Compensation" is set forth under the headings "Compensation of Directors" and "Executive Compensation" of the Company's Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding "Security Ownership of Certain Beneficial Owners and Management" is set forth under the headings "Security Ownership of Certain Beneficial Owners and Management" of the Company's Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information regarding "Certain Relationships and Related Transactions and Director Independence" is set forth under the heading "Transactions with Management" and "Corporate Governance – Director Independence" of the Company's Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information regarding "Principal Accounting Fees and Services" is set forth under the heading "Registered Public Accountants" of the Company's Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

List of Financial Statements and Financial Statement Schedules

(a) (1) and (2) Financial Statements and Financial Statement Schedules

The financial statements and related documents listed in the index set forth in Item 8 of this report are filed as part of this report.

All other schedules to the consolidated financial statements required by Regulation S-X are omitted because they are not applicable, not material or because the information is included in the consolidated financial statements or related notes.

(1) The following exhibits are included as part of this Form 10-K:

Exhibit No.	Exhibit
3(a)	Amended and Restated Articles of Incorporation (1)
3(b)	Amended and Restated Bylaws (1)
10(a) *	Amended and Restated 1995 Employee Stock Option Plan and related agreements (2)
10(b) *	Amended and Restated 1994 Director Stock Option Plan and related agreements (2)
10(c) *	Amended and Restated Deferred Compensation Plan effective January 1, 2005 **
10(d) *	Amended and Restated Supplemental Executive Retirement Agreement **
10(e) *	2005 Stock Incentive Plan and related agreements (3)
10(f) *	Employment Agreement dated January 1, 2009 between the Company, Glacier Bancorp, Inc. and Michael J. Blodnick (4)
10(g) *	Employment Agreement dated January 1, 2009 between the Company, Glacier Bancorp, Inc. and Ron J. Copher (5)
10(h) *	Employment Agreement date January 1, 2009 between the Company, Glacier Bancorp, Inc. and Don Chery (5)
10(i) *	Employment agreement dated January 1, 2009, between Mountain West Bank and Jon W. Hippler (5)
14	Code of Ethics (6)
21	Subsidiaries of the Company (See item 1, "Subsidiaries")
23	Consent of BKD LLP **
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002 **

(1) Incorporated by reference to Exhibit 3.i. and 3.ii included in the Company's Quarterly Report on form 10-Q for the quarter ended June 30, 2008.

(2) Incorporated by reference to Exhibit 99.1 - 99.4 of the Company's S-8 Registration Statement (No. 333-105995).

(3) Incorporated by reference to exhibits 99.1 through 99.3 of the Company's S-8 Registration Statement (No. 333-125024).

(4) Incorporated by reference to Exhibits 10.1 included in the Company's Form 8-K/A filed by the Company on January 1, 2009.

(5) Incorporated by reference to Exhibits 10.2 through 10.4 included in the Company's Form 8-K filed by the Company on December 23, 2008.

(6) Incorporated by reference to Exhibit 14, included in the Company's Form 10-K for the year ended December 31, 2003.

* Compensatory Plan or Arrangement

** Exhibit omitted from the 2008 Annual Report to Shareholders

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 27, 2009.

GLACIER BANCORP, INC.

By: /s/ Michael J. Blodnick
Michael J. Blodnick
President/CEO/Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on February 27, 2009, by the following persons in the capacities indicated.

/s/Michael J. Blodnick Michael J. Blodnick	President, CEO, and Director (Principal Executive Officer)
/s/Ron J. Copher Ron J. Copher	Senior Vice President and CFO (Principal Financial Accounting Officer)
Board of Directors	
/s/ Everit A. Sliter Everit A. Sliter	Chairman
/s/ James M. English James M. English	Director
/s/ Allen Fetscher Allen J. Fetscher	Director
/s/ Dallas I. Herron Dallas I. Herron	Director
/s/ Jon W. Hippler Jon W. Hippler	Director
/s/ Craig A. Langel Craig A. Langel	Director
/s/ L. Peter Larson L. Peter Larson	Director
/s/ Douglas J. McBride Douglas J. McBride	Director
/s/ John W. Murdoch John W. Murdoch	Director

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GLACIER BANCORP, INC.

2008 ANNUAL REPORT